
11006367

ANNUAL REPORT 2010

DIODES
INCORPORATED®

POSITIONED FOR CONTINUED SUCCESS



FINANCIAL HIGHLIGHTS


2006 2007 2008 2009 2010
$343 $401 $433 $434 $613

NET SALES
in millions


2006 2007 2008 2009 2010
$47 $54 $28 $8 $77

NET INCOME
in millions


2006 2007 2008 2009 2010
$49 $62 $42 $24 $83

NET INCOME
(NON-GAAP ADJUSTED[1])
in millions


2006 2007 2008 2009 2010
$327 $397 $390 $441 $541

STOCKHOLDERS' EQUITY
in millions

(In thousands, except per share data)	2010	2009	2008	2007	2006
NET SALES	$612,886	$ 434,357	$432,785	$401,159	$343,308
YOY growth	*41.1%*	*0.4%*	*7.9%*	*16.9%*	*59.9%*
GROSS PROFIT	224,869	121,207	132,528	130,379	113,892
Gross margin	*36.7%*	*27.9%*	*30.6%*	*32.5%*	*33.2%*
Selling, general and administrative	88,784	70,396	68,373	55,127	47,817
Research and development	26,584	23,757	21,882	12,955	8,237
Amortization of acquisition-related intangible assets	4,425	4,665	3,706	836	360
In-process research and development	—	—	7,865	—	—
Restructuring and other	144	(440)	4,089	1,061	—
TOTAL OPERATING EXPENSES	119,937	98,378	105,915	69,979	56,414
Income from operations	104,932	22,829	26,613	60,400	57,478
Interest income (expense)	(2,387)	(2,600)	2,947	11,606	4,884
Amortization of debt discount	(7,656)	(8,302)	(10,690)	(9,996)	(1,712)
Other income (expense)	3,214	(777)	9,501	(225)	(1,212)
Income before taxes and noncontrolling interest	98,103	11,150	28,371	61,785	59,438
Income tax provision (benefit)	17,839	1,302	(2,158)	5,655	11,033
Net income	80,264	9,848	30,529	56,130	48,405
Less: Net income—noncontrolling interest	(3,531)	(2,335)	(2,290)	(2,376)	(1,289)
NET INCOME—COMMON STOCKHOLDERS (GAAP)	76,733	7,513	28,239	53,754	47,116
NET INCOME—COMMON STOCKHOLDERS (NON-GAAP ADJUSTED)[1]	82,894	24,072	42,229	61,687	48,520
EARNINGS PER SHARE—COMMON STOCKHOLDERS, DILUTED (GAAP)	$ 1.68	$ 0.17	$ 0.66	$ 1.27	$ 1.14
EARNINGS PER SHARE—COMMON STOCKHOLDERS, DILUTED (NON-GAAP ADJUSTED)[1]	$ 1.82	$ 0.55	$ 0.99	$ 1.46	$ 1.17
Number of diluted shares	45,546	43,449	42,638	42,331	41,502
Total assets	$846,550	$1,021,898	$890,712	$701,911	$622,139
Working capital	289,387	354,309	209,565	451,801	395,354
Long-term debt, net of current portion	3,393	124,797	372,597	189,794	181,097
Total Diodes Incorporated stockholders' equity	541,444	440,634	390,159	396,931	327,403

1—For a reconciliation of GAAP net income to non-GAAP adjusted net income, see "Additional Information" located near the end of this report.
Results reflect 3-for-2 stock split in July 2007

WE STRENGTHENED OUR POSITION AS A LEADING SEMICONDUCTOR SUPPLIER AND REMAIN FOCUSED ON DELIVERING PROFITABLE GROWTH.



MESSAGE
FROM THE PRESIDENT AND CEO

DEAR FELLOW SHAREHOLDERS:

FINANCIAL STRENGTH At this time last year, our industry and economy had just begun to emerge from one of the most challenging periods in decades. The decisive actions and cost reduction initiatives we implemented enabled us to improve our profitability, while maintaining our focus on growing revenue throughout the year. Our achievement of record financial results in 2010 underscores the continued and successful execution of our profitable growth model as we emerged from the 2009 downturn a stronger company with expanded growth opportunities. These accomplishments were further highlighted by our 20th consecutive year of profitability and the seventh consecutive quarter of sequential revenue growth from the low point of the business cycle in the first quarter of 2009 through the fourth quarter of 2010. These consistent results have produced significant value for Diodes and our shareholders, and we plan to continue to execute on this proven strategy.

For the full year of 2010, revenue reached a record $613 million, increasing 41% over the $434 million reported in 2009. Gross profit was a record $225 million, increasing $104 million or 86% from 2009. Gross margin increased 880 basis points to 36.7% due to benefits from our high-operational performance and utilization at our wafer fabs as well as to record output at our packaging facilities, cost reduction initiatives, and favorable product mix, in part due to our new product initiatives. GAAP net income was a record $77 million, or $1.68 per diluted share, compared to $0.17 in 2009. Non-GAAP adjusted net income[1] was a record $83 million or $1.82 per share. For the year, cash flow from operations amounted to $118 million, net cash flow was $29 million and free cash flow[1], including nearly $90 million in capital equipment investment was $29 million, contributing to a year-end cash balance of $271 million. Our solid balance sheet positions the Company for continued growth and expansion opportunities in the future.

DIVERSIFICATION Most notable during the year, we announced our entry into the standard logic market and secured our first design wins. The logic market represents a natural fit for Diodes' strategic focus on high-volume standard products and expands our total serviceable available market (SAM) to approximately $29 billion. Furthermore, the logic business has strong packaging synergies with our existing analog and discrete product lines, and we are able to utilize our own cost-effective high-volume assembly facilities that are well-suited for manufacturing low-pin count packages. We are pleased with our early success in leveraging this capability to provide customers with an alternate source of quality high-performance logic products. We believe that our entry into the logic market will be a strong growth driver for years to come.

INNOVATION During the year, we continued to invest in new product development and achieved a high level of design wins that contributed to increased market share at new and existing customers. Both Diodes- and Zetex-branded products


PFC
Vin
DIODES
DIODESTAR
DIODES
DIODESTAR
PFC
Vout


DIODES
SBR15U30SP5
DIODES
SBR12U120P5
DIODES
SBR12U100P5


AP2301
AP2171D
AP2141D
AP2181D
AP2191D

reached record sales levels during the year. In 2010, we launched many new products across our analog, logic and discrete product families, including DIODESTAR™, our platform for a new line of high-voltage rectifiers. This proprietary process platform was developed at our wafer fabrication facility in Oldham, U.K. and draws upon our expertise in both bipolar transistors and MOSFET semiconductor technologies. With the release of our first device, we launched our DIODESTAR™ process which will support a wide range of products that meet the Energy Star® requirements for a variety of end applications, including LCD-LED televisions, printers, notebooks and desktop computers.

Global design activity in 2010 reached record levels across a broad range of product lines and end equipment. Our new family of MOSFET devices has been designed into every model being produced by the major LCD-LED television manufacturers for 2011. There was also significant design activity for our products in the portable consumer electronics market with major SBR® design wins in handheld media players, tablet computers and smartphones, as well as strong Hall-effect sensor adoption in the cell phone and notebook PC markets.

EXPANSION Our continued focus on expanding our product offerings has further strengthened our position with customers as a trusted and reliable supplier. Demand for our products remained strong throughout the year across all geographies, driven in part by the continued ramp-up of design wins and customer acceptance of our new product portfolio. In addition, the capital investments that we made to expand capacity at our packaging facilities enabled us to achieve record output and have positioned us well for the coming year. To support our customers and future expansion, we also announced in the third quarter of 2010 an investment agreement with the Management Committee of the Chengdu Hi-Tech Industrial Development Zone to establish a manufacturing facility in Chengdu, China. This multi-year project will serve as Diodes' next assembly site once we have reached maximum production capacity at our Shanghai facilities in the coming years.

POSITIONED FOR CONTINUED SUCCESS In summary, I would like to emphasize that our consistent execution and record results demonstrate the scalability and sustainability of Diodes' business model as well as the success of our profitable growth strategy. This approach has enabled Diodes to achieve better than market growth rates, and we plan to continue to execute on this strategy in the years to come. Looking forward, our future growth will be driven by securing greater market share in key end-equipment, launching additional products in new markets and leveraging our broadened product portfolio to maintain a high level of design wins, including an increasing contribution from our newly released standard logic products. We believe that Diodes is well positioned for continued success as we capitalize on our growth momentum throughout 2011.

I would also like to take this time to thank you, our shareholders, customers, employees and suppliers, for your continued support and confidence in Diodes Incorporated. I look forward to reporting on the Company's future successes as we remain focused on achieving profitable growth and increasing value for our shareholders.

Sincerely,

Keh-Shew Lu

DR. KEH-SHEW LU
President and Chief Executive Officer

SBR is a registered trademark of Diodes Incorporated.

(1) For a reconciliation of GAAP net income to non-GAAP adjusted net income, as well as additional information related to the Company's non-GAAP measurements, please see "Additional Information" located near the end of this report.

OUR STRATEGIC GROWTH OBJECTIVES FURTHER **BROADEN OUR GLOBAL LEADERSHIP POSITION** WITHIN OUR TARGET MARKETS.



MESSAGE FROM THE CHAIRMAN

I am privileged to have shared in another year of success for Diodes Incorporated. As Chairman of the Company since 1993, I have witnessed a number of economic and business cycles, including the industry's broader decline through much of 2008 and 2009. Over this time period, Dr. Lu and his management team proactively implemented a number of initiatives that helped Diodes to successfully navigate through the downturn, while skillfully positioning the Company to benefit greatly from the economic recovery. These efforts culminated in record financial achievements for Diodes in 2010, including revenue, gross margin and net income.

Today, the Company continues to execute on the profitable growth strategy that has proven successful for Diodes over many years. This strategy is supported by a focus on the consistent introduction of innovative new products and the prudent expansion of our manufacturing and packaging facilities. In addition to our financial successes, Diodes has also made significant progress in many other endeavors, including our commitments to sustainability and environmental responsibility.

Over the past year, the Company expanded our family of LED backlighting drivers, collectively leveraging the products and technology that we acquired from Zetex along with our own internal innovation and processes. LED technology and power management solutions represent significant growth opportunities for Diodes and are also examples of the Company doing its part to be part of energy efficient solutions that extend to its customers and consumers.

As another example of an initiative aimed at supporting both future growth and environmental responsibility, in September Diodes introduced a proprietary process platform for the manufacture of next generation high voltage rectifiers named DIODESTAR™. The process was designed to meet the requirements of new energy efficiency legislation as well as enable designers to comply with the stringent demands of the 80 PLUS Energy Star® requirements.

In conclusion, I would like to extend my personal gratitude to Dr. Lu for his admirable leadership and to the entire management team for their dedication to the disciplined execution of Diodes' business strategy, while simultaneously committing to environmental responsibility. I would also like to thank you, our shareholders, as well as our employees, customers and suppliers for your continued support, and I look forward to sharing our future success with you in 2011 and beyond.

Sincerely,

RAYMOND SOONG
Chairman of the Board



SUSTAINABILITY

WE BELIEVE IN THE IMPORTANCE OF DESIGNING **SUSTAINABILITY** INTO OUR **COMPANY'S PROCESSES** AND **SOLUTIONS.**

DIODES INCORPORATED is committed to the protection and preservation of the environment. We strive to understand, manage and reduce the environmental and ecological impacts of our activities through innovation and technology. Accordingly, we have processes in place to help us lower our environmental impact and reduce consumption by regularly monitoring several key environmental indicators, such as waste, water and power usage. We have particular focus on improving in the key areas of waste recycling, packaging reduction, energy usage and carbon emissions, and in using our environmental expertise to ensure that the products we offer our customers are increasingly geared towards helping them manage their responsibilities.

LED LIGHTING TECHNOLOGY Diodes' partnerships with LED lighting manufacturers have ensured that our products are at the forefront of LED lighting technology and power management solutions, leading the switch from incandescent lighting to more energy efficient solutions.

PRODUCT MINIATURIZATION By reducing our product footprint, PCB real estate can be reduced offering the same energy efficiency savings in less space, minimizing raw materials and reducing component counts.

GLOBAL RECOGNITION Diodes Incorporated is proud to announce that it won three environmental awards in 2010, demonstrating its best practice approach in reducing the burden placed on the environment from its manufacturing operations and providing world-class energy efficient solutions to real world problems.

GREEN PRODUCTS Not only is it important to us to ensure that our products and services provide the best environmental solution, we also consider it important that we manufacture our products in such a way that they do not contain substances that may be harmful to the environment. That is why all Diodes' products are RoHS compliant and an increasing number of products are "Green," i.e. chlorine, antimony and bromine free (*).

*<900ppm bromine, chlorine (<1500ppm total) and <1000ppm antimony compounds

FORM 10-K

DIODES

INCORPORATED®



(This page intentionally left blank.)


Received SEC
APR 15 2011
Washington, DC 20549

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________.

Commission file number: 002-25577

DIODES INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**95-2039518**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

15660 Dallas Parkway, Suite 850 **Dallas, Texas**	**75248**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (972) 385-2810

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.66 2/3	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not

contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the 34,229,053 shares of Common Stock held by non-affiliates of the registrant, based on the closing price of $15.87 per share of the Common Stock on the Nasdaq Global Select Market on June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $543,215,063.

The number of shares of the registrant's Common Stock outstanding as of February 22, 2011 was 44,797,314.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the United States Securities and Exchange Commission ("SEC") pursuant to Regulation 14A in connection with the 2011 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report. The proxy statement will be filed with the SEC not later than 120 days after the registrant's fiscal year ended December 31, 2010.

TABLE OF CONTENTS

PART I

Item 1. Business.

GENERAL

We are a leading global manufacturer and supplier of high-quality, application specific standard products within the broad discrete, logic and analog semiconductor markets, serving the consumer electronics, computing, communications, industrial and automotive markets. These products include diodes, rectifiers, transistors, MOSFETs, protection devices, functional specific arrays, single gate logic, amplifiers and comparators, Hall-effect and temperature sensors, power management devices, including LED drivers, DC-DC switching and linear voltage regulators, and voltage references along with special function devices, such as USB power switches, load switches, voltage supervisors, and motor controllers. The products are sold primarily throughout Asia, North America and Europe.

We design, manufacture and market these semiconductors for diverse end-use applications. Semiconductors, which provide electronic signal amplification and switching functions, are basic building-block electronic components that are incorporated into almost every electronic device. We believe that our focus on standard semiconductor products provides us with a meaningful competitive advantage relative to other semiconductor companies.

Our product portfolio addresses the design needs of many advanced electronic devices, including high-volume consumer devices such as digital audio players, smartphones, tablets, notebook computers, flat-panel displays, mobile handsets, digital cameras and set-top boxes. We believe that we have particular strength in designing innovative surface-mount semiconductors for applications with a critical need to minimize product size while maximizing power efficiency and overall performance, and at a lower cost than alternative solutions. Our product line includes over nearly 7,000 products, and we shipped approximately 27.9 billion units, 19.0 billion units, and 18.5 billion units in 2010, 2009 and 2008, respectively. From 2005 to 2010, our net sales grew from $214.8 million to $612.9 million, representing a compound annual growth rate of 23.3%.

We serve approximately 235 direct customers worldwide, which consist of original equipment manufacturers ("OEM") and electronic manufacturing services ("EMS") providers. Additionally, we have approximately 55 distributor customers worldwide, through which we indirectly serve over 10,000 customers.

We were incorporated in 1959 in California and reincorporated in Delaware in 1968. Our headquarters, logistics center, and Americas' sales office are located in Dallas, Texas. Our design, marketing and engineering centers are located in Dallas; San Jose, California; Taipei, Taiwan; Manchester, United Kingdom and Neuhaus, Germany. We have a wafer fabrication facility located near Kansas City, Missouri and in Manchester; with two manufacturing facilities located in Shanghai, China, another in Neuhaus, and a fourth manufacturing facility being developed in Chengdu, China. Additional engineering, sales, warehouse and logistics offices are located in Taipei; Hong Kong; Manchester and Munich, Germany, with support offices located throughout the world.

BUSINESS OUTLOOK

For 2011 we expect to see continued improvements in demand and order rates over 2010, increased production ramps of previous design wins at new customers and the introduction of new product applications for existing customers. We expect our business to continue to benefit from the increasing demand in China, as we consider the China market a major growth driver for our business. We expect our manufacturing facilities to maintain near full utilization, except in the first quarter of 2011 for our China operations where equipment utilization will be impacted by China labor shortages in the coastal region and fewer working days and the Chinese New Year Holiday in February. Our strategy is to continue to enhance our position as a leading global manufacturer and supplier of high-quality semiconductor products, and to continue to add other complementary product lines, such as power management and logic products, using our packaging technology capability. The success of our business depends, among other factors, on the strength of the global economy and the stability of the financial markets, which in turn affect our customers' demand for our products, the ability of our customers to meet their payment obligations, the likelihood of customers canceling or deferring existing orders and consumer demand for items containing our products in the end-markets we serve. We believe the long-term outlook for our business remains generally favorable despite the recent volatility in the global economy and the equity and credit markets as we continue to execute on the strategy that has proven successful for us over the years. Although the current economy creates a more challenging environment for all businesses, we believe decisive measures taken in response to the global downturn have properly positioned us for our recent return to a profitable growth model and that over the long-term we are well positioned for future growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - *Business Outlook*" in Part II, Item 7 and "Risk Factors – *The success of our business depends on the strength of the global economy and the stability of the financial markets, and any weaknesses in these areas may have a material adverse effect on our revenues, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

SEGMENT INFORMATION AND ENTERPRISE-WIDE DISCLOSURES

For financial reporting purposes, we operate in a single segment, standard semiconductor products, through our various design, manufacturing and distribution facilities. We sell product primarily through our operations in Asia, North America and Europe. We aggregate our products in a single segment because the products are similar and have similar economic characteristics, and the products are similar in production process and share the same customer type. See Note 19 of "Notes to Consolidated Financial Statements" of this Annual Report for addition information.

OUR INDUSTRY

Semiconductors are critical components used in the manufacture of an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor processes and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. The availability of low-cost semiconductors, together with increased customer demand for sophisticated electronic systems, has led to the proliferation of semiconductors in diverse end-use applications in the consumer electronics, computing, communications, industrial and automotive sectors. These factors have also led to an increase in the total number of semiconductor components in individual electronic systems and an increase in the value of these components as a percentage of the total cost of the electronic systems in which they are incorporated.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include the following:

Flexible, scalable and cost-effective manufacturing – Our manufacturing operations are a core element of our success, and we have designed our manufacturing base to allow us to respond quickly to changes in demand trends in the end-markets we serve. For example, we have structured our Shanghai assembly, test and packaging facilities to enable us to rapidly and efficiently add capacity and adjust product mix to meet shifts in customer demand and overall market trends. As a result, for the past several years, except during 2009 when we saw a slowdown in global economic activity and a decrease in global demand for our products, we have operated our Shanghai facilities at near full capacity, while at the same time significantly expanding that capacity. Additionally, the Shanghai location of our manufacturing operations provides us with access to a workforce at a relatively low overall cost base while enabling us to better serve our leading customers, many of which are located in Asia.

Integrated packaging expertise – We believe that we have particular expertise in designing and manufacturing innovative and proprietary packaging solutions that integrate multiple separate discrete elements into a single semiconductor product called an array. Our ability to design and manufacture highly integrated semiconductor solutions provides our customers with products of equivalent functionality with fewer individual parts, and at lower overall cost, than alternative products. This combination of integration, functionality and miniaturization makes our products well suited for high-volume consumer devices such as LCD and LED televisions and LCD panels, set-top boxes, consumer portables such as smartphones and tablets and notebooks.

Broad customer base and diverse end-markets – Our customers are comprised of leading OEMs as well as leading EMS providers. Overall, we serve approximately 235 direct customers worldwide and over 10,000 additional customers through our distributors. Our products are ultimately used in end-products in a number of markets served by our broad customer base, which we believe makes us less dependent on either specific customers or specific end-user applications.

Customer focused product development – Effective collaboration with our customers and a high degree of customer service are essential elements of our business. We believe focusing on dependable delivery of semiconductor solutions tailored to specific end-user applications, has fostered deep customer relationships and created a key competitive advantage for us in the highly fragmented discrete, logic and analog semiconductor marketplace. We believe our close relationships with our customers have provided us with deeper insight into our customers' product needs. This results in differentiation in our product designs and often provides us with insight into additional opportunities for new design wins in our customers' products. See "Risk Factors - *We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins*" in Part I, Item 1A of this Annual Report for additional information.

Management experience – Two members of our executive team average over 19 years of service at the Company and the length of their service with us has created significant institutional insight into our markets, our customers and our operations. Additionally, the other six executive officers have an average of over 27 years experience in the semiconductor industry.

In 2005, we appointed Dr. Keh-Shew Lu as President and Chief Executive Officer. Dr. Lu has served as a director of Diodes since 2001 and has over 35 years of relevant industry experience. Dr. Lu began his career at Texas Instruments, Inc. ("TI") in 1974 and retired in 2001 as Senior Vice President and General Manager of Worldwide Analog, Mixed-Signal and Logic Products. Our

Chief Financial Officer, Secretary and Treasurer, Richard White joined us in 2006 as our Senior Vice President of Finance until May, 2009, when he became our Chief Financial Officer. Mr. White has over 30 years of senior level finance experience, including 25 years at TI. Joseph Liu, Senior Vice President of Operations, joined us in 1990 and has over 35 years of relevant industry experience, having started his career in 1971 at TI. Similarly, Mark King, Senior Vice President of Sales and Marketing, has been employed by us since 1991 and has over 25 years of relevant industry experience. In 2006, we hired Edmund Tang, Vice President of Corporate Administration, who has over 30 years of managerial and engineering experience who came to us from FSI International Inc., a global supplier of wafer cleaning and processing technology where he served as Asia President and Francis Tang, Vice President of Worldwide Discrete Products, who has over 30 year of relevant industry experience. In 2008, we hired Julie Holland, Vice President of Worldwide Analog Products, who came to us from TI with over 20 years of relevant industry experience and Colin Greene, Europe President and Vice President of Europe Sales and Marketing, joined us as a result of the acquisition of Zetex and brought with him over 20 years of relevant industry experience.

OUR STRATEGY

Our strategy is to continue to enhance our position as a leading global designer, manufacturer and supplier of high-quality application specific standard semiconductor products, and to continue to add other product lines, such as power management and logic products, using our packaging technology capability.

The principal elements of our strategy include the following:

Continue to rapidly introduce innovative discrete, logic and analog semiconductor products – We intend to maintain our rapid pace of new product introductions, especially for high-volume, growth applications with short design cycles, such as LCD and LED televisions and LCD panels, set-top boxes, consumer portables such as smartphones and tables and notebooks and other consumer electronics and computing devices. During 2010, we achieved many new design wins at OEMs. Although a design win from a customer does not necessarily guarantee future sales to that customer, we believe that continued introduction of new and differentiated product solutions is critically important in maintaining and extending our market share in the highly competitive semiconductor marketplace. See "Risk Factors – *Obsolete inventories as a result of changes in demand for our products and change in life cycles of our products could adversely affect our business, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

Expand our available market opportunities – We intend to aggressively maximize our opportunities in the standard semiconductor market as well as in related markets where we can apply our semiconductor design and manufacturing expertise. A key element of this is leveraging our highly integrated packaging expertise through our Application Specific Multi-Chip Circuit ("ASMCC") product platform, which consists of standard arrays, function specific arrays and end-equipment specific arrays. We intend to achieve this by:

- Continuing to focus on increasing packaging integration, particularly with our existing standard array and customer-specific array products, in order to achieve products with increased circuit density, reduced component count and lower overall product cost;

- Expanding existing products and developing new products in our function specific array lines, which combine multiple discrete semiconductor components to achieve specific common electronic device functionality at a low cost; and

- Developing new product lines, which we refer to as end-equipment specific arrays, which combine discrete components with logic and/or standard analog circuits to provide system-level solutions for high-volume, high-growth applications.

Maintain intense customer focus – We intend to strengthen and deepen our customer relationships. We believe that continued focus on customer service is important and will help to increase our net sales, operating performance and overall market share. To accomplish this, we intend to continue to closely collaborate with our customers to design products that meet their specific needs. A critical element of this strategy is to continue to further reduce our design cycle time in order to quickly provide our customers with innovative products. Additionally, to support our customer-focused strategy, we historically expanded our sales force and field application engineers, particularly in Asia and Europe, during periods of growth.

Enhance cost competitiveness – A key element of our success is our overall low-cost base. While we believe that our Shanghai manufacturing facilities are among the most efficient in the industry, we will continue to refine our proprietary manufacturing processes and technology to achieve additional cost efficiencies. Historically, except during 2009 when we saw a slowdown in global economic activity and a decrease in global demand for our products, we have operated our facilities at high utilization rates and increased product yields, in order to achieve meaningful economies of scale.

Pursue selective strategic acquisitions – As part of our strategy to expand our standard semiconductor product offerings and to maximize our market opportunities, we may acquire discrete, logic, analog or mixed-signal technologies, product lines or companies in order to enhance our standard and new product offerings.

In June 2008, we completed the acquisition of Zetex, a then publicly traded U.K. semiconductor company and a leading provider of discrete and high performance analog semiconductor products for signal processing and power management. Zetex designs and manufactures a broad range of standard and application focused linear integrated circuits and discrete semiconductor products using a wide variety of wafer processing technologies. Through the acquisition of Zetex, we acquired a wafer fabrication plant in the U.K. and a package development, assembly and test facility in Germany. In addition, we acquired sales offices in Munich and New York, which are supported by a global network of distributors and manufacturer's representatives. See Note 2 of "Notes to Consolidated Financial Statements" and "Risk Factors – *Part of our growth strategy involves identifying and acquiring companies with complementary product lines or customers. We may be unable to identify suitable acquisition candidates or consummate desired acquisitions and, if we do make any acquisitions, we may be unable to successfully integrate any acquired companies with our operations, which could adversely affect our business, results of operations and financial condition*" in Part I, Item 1A of this Annual Report for additional information.

CONVERTIBLE SENIOR NOTES

On October 12, 2006, we issued and sold convertible senior notes with an aggregate principal amount of $230 million due 2026 (the "Notes"), which pay 2.25% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2007. As of December 31, 2010, we have repurchased a total of $95.7 million principal amount of Notes. See Notes 1 and 10 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

OUR PRODUCTS

Our product portfolio includes nearly 7,000 products that are designed for use in high-volume consumer devices such as LCD and LED televisions and LCD panels, set-top boxes, consumer portables such as smartphones and tablets and notebooks. We target and serve end-equipment market segments that we believe have higher growth rates than other end-market segments served by the overall semiconductor industry.

Our broad product line includes:

- Discrete semiconductor products, including performance Schottky rectifiers; performance Schottky diodes; Zener diodes and performance Zener diodes, including tight tolerance and low operating current types; standard, fast, super-fast and ultra-fast recovery rectifiers; bridge rectifiers; switching diodes; small signal bipolar transistors; prebiased transistors; MOSFETs; thyristor surge protection devices; and transient voltage suppressors;
- Complex high-density diode, transistor and mixed technology arrays, in multi-pin ultra-miniature surface-mount packages, including customer specific and function specific arrays;
- Analog products, including power management devices and Hall-effect sensors;
- Standard logic products, including open drain inverters; and
- Silicon wafers used in manufacturing these products.

Our semiconductor products are an essential building-block of electronic circuit design and are available in thousands of permutations varying according to voltage, current, power handling capability and switching speed.

Our complex diode and transistor arrays help bridge the gap between discrete semiconductors and integrated circuits. Arrays consist of multiple discrete semiconductor devices housed in a single package. Our discrete surface-mount devices, which are components that can be attached to the surface of a substrate with solder, target end-equipment categories with critical needs to minimize size while maintaining power efficiency and performance.

The following table lists the end-markets, some of the applications in which our products are used, and the percentage of net sales for each end-market for the last three years:

End Markets	2010	2009	2008	End product applications
Consumer Electronics	32%	31%	32%	Digital audio players, set-top boxes, digital cameras, consumer portables, LCD and LED TV's, games consoles, portable GPS
Computing	28%	32%	33%	Notebooks, LCD monitors, PDA's, printers
Industrial	20%	18%	16%	Lighting, power supplies, DC-DC conversion, security systems, motor controls, DC fans, proximity sensors, solenoid and relay driving
Communications	17%	16%	16%	IP in gateways, routers, switches, hubs, fiber optics
Automotive	3%	3%	3%	Comfort controls, lighting, audio/video players, GPS navigation, satellite radios, electronics

PRODUCT PACKAGING

Our device packaging technology primarily includes a wide variety of surface-mount packages. Our focus on the development of smaller, more thermally efficient, and increasingly integrated packaging, is a critical component of our product development. We provide a comprehensive offering of miniature and sub-miniature packaging, enabling us to fit components into smaller and more efficient packages, while maintaining the same device functionality and power handling capabilities. Smaller packaging provides a reduction in the height, weight and board space required for our components, and is well suited for battery-powered, hand-held and wireless consumer applications and high-volume consumer devices such as LCD and LED televisions and LCD panels, set-top boxes, consumer portables such as smartphones and tablets and notebooks.

CUSTOMERS

We serve approximately 235 direct customers worldwide, which consist of OEMs and EMS providers. Additionally, we have approximately 55 distributor customers worldwide, through which we indirectly serve over 10,000 customers. Our customers include: (i) industry leading OEMs in a broad range of industries, such as Bose Corporation, Honeywell International, Inc., Cisco Systems, Inc., LG Electronics, Inc., Motorola, Inc., Quanta Computer, Inc., Sagem Communication, Delta Electronics, Hella, Ltd., and Samsung Electronics Co., Ltd.; (ii) leading EMS providers, such as Celestica, Inc., Flextronics International, Ltd., Hon Hai Precision Industry Co., Ltd., Inventec Corporation, Jabil Circuit, Inc., and Sanmina-SCI Corporation, who build end-market products incorporating our semiconductors for companies such as Apple Computer, Inc., Dell, Inc., EMC Corporation, Intel Corporation, Microsoft Corporation, Thompson, Inc. and Roche Diagnostics; and (iii) leading distributors such as Arrow Electronics, Inc., Avnet, Inc., Future Electronics, Yosun Industrial Corporation, Zenitron Corporation and Rutronic. For the years of 2010, 2009 and 2008, our OEM and EMS customers together accounted for 46.1%, 53.0% and 55.9%, respectively, of our net sales.

For the years ended December 31, 2010, 2009 and 2008, Lite-On Semiconductor Corporation and its subsidiaries and affiliates ("LSC"), which is also our largest stockholder, (owning approximately 18.7% of our Common Stock as of December 31, 2010), and a member of the Lite-On Group of companies, accounted for approximately 1.1%, 2.1% and 3.5%, respectively, of our net sales. Also, 6.9%, 6.3% and 9.6% of our net sales were from the subsequent sale of products we purchased from LSC in 2010, 2009 and 2008, respectively.

In addition, we conduct business with one significant company, Keylink International (B.V.I.) Inc. and its subsidiaries and affiliates ("Keylink"). Keylink is our 5% joint venture partner in our Shanghai manufacturing facilities. For the years ended December 31, 2010, 2009 and 2008, we sold products to companies owned by Keylink, totaling 2.5%, 2.6% and 0.8%, respectively. Also, 1.9%, 1.2% and 1.3% of our net sales were from semiconductor products purchased from companies owned by Keylink in 2010, 2009 and 2008, respectively. No customer accounted for 10% or more of our net sales in 2010, 2009 and 2008. See "Business - *Certain relationships and related party transactions*" for additional information.

We believe that our close relationships with our OEM and EMS customers have provided us with deeper insight into our customers' product needs. In addition to seeking to expand relationships with our existing customers, our strategy is to pursue new customers and diversify our customer base by focusing on leading global consumer electronics companies and their EMS providers and distributors.

We generally warrant that products sold to our customers will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to certain exceptions, our standard warranty extends for a period of one year from the date of shipment. Warranty expense has not been significant. Generally, our customers may cancel orders on short notice without incurring a penalty.

Many of our customers are based in Asia or have manufacturing facilities in Asia. Net sales by country consists of sales to customers in that country based on the country to which products are billed. For the year ended December 31, 2010, 30.6%, 23.1%, 22.0%, 10.9% and 13.4% of our net sales were derived from China, Taiwan, the U.S., Europe and all other markets, respectively, compared to 30.4%, 28.2%, 17.3%, 11.3% and 12.8% in 2009, respectively. We anticipate the percentage of net sales shipped to customers in Asia to increase as the trend towards manufacturing in Asia continues.

SALES AND MARKETING

We market and sell our products worldwide through a combination of direct sales and marketing personnel, independent sales representatives and distributors. We have direct sales personnel in the U.S., United Kingdom, France, Germany, Taiwan and China. We also have independent sales representatives in the U.S., Japan, Korea, and Europe. We currently have distributors in the U.S., Europe and Asia.

As of December 31, 2010, our direct global sales and marketing organization consisted of approximately 170 employees operating out of 15 offices. We have sales and marketing offices or representatives in Taipei, Taiwan; Shanghai and Shenzhen, China; Hong Kong; Beauzelle, France; Gyeonggi, Korea; and Munich, Germany; and we have 7 regional sales offices in the U.S. As of December 31, 2010, we also had approximately 20 independent sales representative firms marketing our products.

Our marketing group focuses on our product strategy, product development road map, new product introduction process, demand assessment and competitive analysis. Our marketing programs include participation in industry tradeshows, technical conferences and technology seminars, sales training and public relations. The marketing group works closely with our sales and research and development groups to align our product development road map. The marketing group coordinates its efforts with our product development, operations and sales groups, as well as with our customers, sales representatives and distributors. We support our customers through our field application engineering and customer support organizations.

To support our global customer-base, our website is language-selectable into English, Chinese and Korean, giving us an effective marketing tool for worldwide markets. With its extensive online product catalog with advanced search capabilities, our website facilitates quick and easy product selection. Our website, www.diodes.com, provides easy access to our worldwide sales contacts and customer support, as well as incorporates a distributor-inventory check to provide component inventory availability and a small order desk for overnight sample fulfillment. In addition, our website provides investors access to our financial and corporate governance information.

MANUFACTURING OPERATIONS AND FACILITIES

We operate two manufacturing facilities located in Shanghai, China, one in Neuhaus, Germany and are developing a fourth facility in Chengdu, China. Our wafer fabrication facilities are located near Kansas City, Missouri and near Manchester, United Kingdom. Our facilities in Shanghai and Neuhaus perform packaging, assembly and testing functions, our facility being developed in Chengdu will perform packaging, assembly and testing functions, our Kansas City facility is a 5-inch and 6-inch wafer foundry and our Manchester facility is a 6-inch wafer foundry.

During 2010, we announced an investment agreement with the Management Committee of the Chengdu Hi-Tech Industrial Development Zone (the "CDHT"). Under this agreement, we have agreed to form a joint venture with a Chinese partner, Chengdu Ya Guang Electronic Company Limited, to establish a semiconductor manufacturing facility for the purpose of providing surface mounted component production, assembly and testing, and integrated circuit assembly and testing in Chengdu, People's Republic of China. We initially will own at least 95% of the joint venture. The manufacturing facility will be developed in phases over a ten year period, and we are expected to contribute at least $47.5 million to the joint venture in installments during the first three years. The CDHT will grant the joint venture a fifty year land lease, provide temporary facilities for up to three years at a subsidized rent while the joint venture builds the manufacturing facility and provide corporate and employee tax incentives, tax refunds, subsidies and other financial support to the joint venture and its qualified employees. If the joint venture fails to achieve specified levels of investment, the investment agreement allows for a renegotiation as well as the option to repay a portion of such financial support. This is a long-term, multi-year project that will provide additional capacity once we have reached the maximum production capacity at our Shanghai facilities in the next few years. See "Risk Factors - *In 2010, we established a joint venture to build a semiconductor facility in Chengdu, People's Republic of China. We are required to contribute at least $47.5 million to the joint venture during the first three*

years with additional contributions thereafter, as well as a substantial amount of time and resources to establish and operate the joint venture. Any failure to meet any such requirements, delays or unforeseen circumstances may cause us to incur penalties or require us to contribute additional expenses or resources and, as a result, could have an adverse effect on our operating efficiencies, results of operations and financial conditions." in Part I, Item 1A of this Annual Report for additional information.

For the years ended at December 31, 2010 and 2009, we invested approximately $68.5 million and $18.2 million, respectively, in plant and state-of-the-art equipment in China ($283.5 million total investment in China from inception). Both of our facilities in China manufacture product for sale by our U.S., Europe and Asia operations, and also sell to external customers. For the years ended at December 31, 2010 and 2009, we invested approximately $86.6 million and $25.9 million, respectively, in equipment, primarily related to manufacturing expansion in our facilities in China.

Silicon wafers are received and inspected in a highly controlled "clean room" environment awaiting the assembly operation. During the first step of assembly, the wafers are sawn with very thin, high speed diamond blades into tiny semiconductor "dice," numbering as many as 170,000 per 5-inch diameter wafer and 240,000 per 6-inch diameter wafer. Dice are then loaded onto a handler, which automatically places the dice, one by one, onto lead frames, which are package specific, where they are bonded to the lead-frame pad. Next, automatic wire bonders make the necessary electrical connections from the die to the leads of the lead-frame, using micro-thin gold wire for the majority of our products, while some products use copper wire instead. Also, some of our high power devices are clip bonded using copper clips or are aluminum bonded using aluminum bond wires. Then our devices are sent through our fully automated assembly machinery that molds the epoxy case around the die and lead-frame to produce the desired semiconductor product or are molded manually. After a trim, form, test, mark and re-test operation for most products, certain parts such as surface mounted devices are placed into special carrier housings and a cover tape seals the parts in place, while other devices are put into other special packaging. The surface mounted devices are then spooled onto reels or placed into other packaging medium and boxed for shipment.

Our manufacturing processes use many raw materials, including silicon wafers, aluminum and copper lead frames, gold wire and other metals, molding compounds and various chemicals and gases. We are continuously evaluating our raw material costs in order to reduce our gold consumption while protecting and maintaining product performance. We have no material agreements with any of our suppliers that impose minimum or continuing supply obligations. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that supplies of the raw materials we use are currently and will continue to be available, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. See "Risk Factors – *We depend on third-party suppliers for timely deliveries of raw materials, parts and equipment, as well as finished products from other manufacturers, and our reputation with customers, results of operations and financial condition could be adversely affected if we are unable to obtain adequate supplies in a timely manner."* in Part I, Item 1A of this Annual Report for additional information.

Our corporate headquarters are located in a leased facility in Dallas, Texas. We also lease or own properties around the world for use as sales and administrative offices, research and development centers, manufacturing facilities, warehouses and logistic centers. The size and/or location of these properties can change from time to time based on our business requirements. In 2010, we purchased an office building in Plano, Texas for approximately $4.1 million, to which we will relocate our corporate headquarters in the first half of 2011. See "Properties" in Part I, Item 2 of this Annual Report for additional information.

BACKLOG

The amount of backlog to be shipped during any period is dependent upon various factors, and all orders are subject to cancellation or modification, usually with no penalty to the customer. Orders are generally booked from one month to greater than twelve months in advance of delivery. The rate of booking of new orders can vary significantly from month to month. We, and the industry as a whole, have been experiencing a trend towards shorter lead-times, and we expect this trend to continue. The amount of backlog at any date depends upon various factors, including the timing of the receipt of orders, fluctuations in orders of existing product lines, and the introduction of any new lines. Accordingly, we believe that the amount of our backlog at any date is not an accurate measure of our future sales. We strive to maintain proper inventory levels to support our customers' just-in-time order expectations.

PATENTS, TRADEMARKS AND LICENSES

Historically, patents and trademarks have not been material to our operations, but we expect them to become more important, particularly as they relate to our discrete, logic and analog packaging technologies.

Our initial product patent portfolio was primarily composed of discrete technologies. In the late 1990s, our engineers began to research and develop packaging technologies, which produced several important breakthroughs and patents, such as the PowerDI® series of packaging technology to foster our growth in the semiconductor industry.

We acquired Anachip Corp. in early 2006, a fabless semiconductor company, which initiated our presence in the analog standard product market.

Through our acquisition of the assets of APD Semiconductor, Inc. in late 2006, we acquired the SBR® patents and trademark. SBR® is a state-of-the-art integrated circuit wafer processing technology, which is able to integrate and improve the benefits of the two existing rectifier technologies into a single device. The creation of a finite conduction cellular IC, combined with inherent design uniformity has allowed manufacturing costs to be kept competitive with the existing power device technology, and thus has produced a breakthrough in rectifier technology.

PowerDI and SBR are registered trademarks of Diodes Incorporated

In 2008, we acquired Zetex, which subsequently increased our available discrete and analog technologies with patents and trademarks for bipolar transistors and power management products such as LED drivers. LED drivers support a wide range of applications for automotive, safety and security, architecture, and portable lighting and are highly efficient and cost effective.

Currently, our licensing of patents to other companies is not material. We do, however, license certain product technology from other companies, but we do not consider any of the licensed technology currently to be material in terms of royalties. We believe the duration and other terms of the licenses are appropriate for our current needs. See "Risk Factors – *We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and reduction in our intellectual property rights*" in Part I, Item 1A of this Annual Report for additional information.

COMPETITION

Numerous semiconductor manufacturers and distributors serve the discrete, logic and analog semiconductor components market, making competition intense. Some of our larger competitors include Fairchild Semiconductor Corporation, Infineon Technologies A.G., International Rectifier Corporation, ON Semiconductor Corporation, NXP Semiconductors N.V., Rohm Electronics USA, LLC, Toshiba Corporation and Vishay Intertechnology, Inc., many of which have greater financial, marketing, distribution and other resources. Accordingly, we from time to time may reposition product lines or decrease prices, which may affect our sales of, and profit margins on, such product lines. The price and quality of the products, and our ability to design products and deliver customer service in keeping with the customers' needs, determine the competitiveness of our products. We believe that our product focus, packaging expertise and our flexibility and ability to quickly adapt to customer needs affords us competitive advantages. See "Risk Factors – *The semiconductor business is highly competitive, and increased competition may harm our business, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

ENGINEERING AND RESEARCH AND DEVELOPMENT

Our engineering and research and development groups consist of applications, technical marketing, and product development engineers who assist in determining the direction of our future product lines. Their primary function is to work closely with market-leading customers to further refine, expand and improve our product range within our product types and packages. In addition, customer requirements and acceptance of new package types are assessed and new, higher-density and more energy-efficient packages are developed to satisfy customers' needs. Working with customers to integrate multiple types of technologies within the same package, our applications engineers strive to reduce the required number of components and, thus, circuit board size requirements of a device, while increasing the functionality of the component technology.

Product development engineers work directly with our semiconductor wafer design and process engineers who develop die designs needed for products that precisely match our customers' requirements. Direct contact with our manufacturing facilities allows the manufacturing of products that are in line with current technical requirements. We have the capability to capture the customers' electrical and packaging requirements through their product engineers, and then transfer those requirements to our research and development and engineering department, so the customers' requirements can be translated, designed, and manufactured with full control, even to the elemental silicon level.

For the years ended December 31, 2010, 2009 and 2008, Company-sponsored investment in research and development activities was $26.6 million, $23.8 million and $21.9 million, respectively. As a percentage of net sales, research and development expense was 4.3%, 5.5% and 5.1% for 2010, 2009 and 2008, respectively. The increase in 2009 was mainly due to research and development activities associated with the acquisition of Zetex, offset by our cost reduction efforts during 2009, and the increase in 2010 was primarily due to increased personnel costs, engineering supplies and material purchases as a result of increased net sales.

EMPLOYEES

As of December 31, 2010, we employed a total of 3,986 employees, of which 3,207 of our employees were in Asia, 283 were in the United States and 496 were in Europe. None of our employees in Asia or the United States are subject to a collective bargaining agreement, but a majority of our employees in Europe are covered by local labor agreements. We consider our relations with our employees to be satisfactory. See "Risk Factors – *We may fail to attract or retain the qualified technical, sales, marketing and management personnel required to operate our business successfully, which could adversely affect on our business, results of operations and financial condition."* in Part I, Item 1A of this Annual Report for additional information.

ENVIRONMENTAL MATTERS

We are subject to a variety of U.S. federal, state, local and foreign governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in our manufacturing process both in the U.S. and United Kingdom where our wafer fabrication facilities are located, and in China and Germany where our assembly, test and packaging facilities are located. Any of these regulations could require us to acquire equipment or to incur substantial other costs to comply with environmental regulations or remediate problems. For the years ended December 31, 2010, 2009 and 2008, our capital expenditures for environmental controls have not been material. As of December 31, 2010, there were no known environmental claims or recorded liabilities. See "Risk Factors – *We are subject to many environmental laws and regulations that could result in significant expenses and could adversely affect our business, results of operations and financial condition."* in Part I, Item 1A of this Annual Report for additional information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We conduct business with one related party company, LSC. LSC is our largest stockholder, owning approximately 18.7% of our outstanding Common Stock as of December 31, 2010, and is a member of the Lite-On Group of companies. C.H. Chen, our former President and Chief Executive Officer and currently the Vice Chairman of our Board of Directors, is also Vice Chairman of LSC and Lite-On Technology Corporation. Raymond Soong, the Chairman of our Board of Directors, is Chairman of LSC, and is the Chairman of Lite-On Technology Corporation, a significant shareholder of LSC. Dr. Keh-Shew Lu, our President and Chief Executive Officer and a member of our Board of Directors, is a member of the Board of Directors of Lite-On Technology Corporation. L.P. Hsu, a member of our Board of Directors since May 2007 serves as a consultant to Lite-On Technology Corporation. We consider our relationship with LSC, a member of the Lite-On Group of companies, to be mutually beneficial, and we plan to continue our strategic alliance with LSC.

We also conduct business with one significant company, Keylink International (B.V.I.) Inc., and its subsidiaries and affiliates ("Keylink"). Keylink is our 5% joint venture partner in our Shanghai manufacturing facilities.

The Audit Committee of our Board of Directors reviews all related party transactions for potential conflict of interest situations on an ongoing basis, all in accordance with such procedures as the Audit Committee may adopt from time to time. We believe that all related party transactions are on terms no less favorable to us than would be obtained from unaffiliated third parties.

We sold products to LSC totaling 1.1%, 2.1% and 3.5% of our net sales for the years ended December 31, 2010, 2009 and 2008, respectively, making LSC one of our largest customers. Also for the years ended December 31, 2010, 2009 and 2008, 6.9%, 6.3% and 9.6%, respectively, of our net sales were from semiconductor products purchased from LSC for subsequent sale, making LSC our largest supplier. We also rent warehouse space in Hong Kong with a lease term ending March 2011 from a member of the Lite-On Group. During 2010 the warehousing function in Hong Kong was moved to a separate facility managed by a third party and therefore, we do not plan to renew the lease. For the years ended December 31, 2010, 2009 and 2008, we paid this entity $0.2 million, $0.8 million and $0.7 million, respectively.

In addition, we sell products to, and purchase inventory from, companies owned by Keylink. We sold products to companies owned by Keylink, totaling 2.5%, 2.6% and 0.8% of net sales for the years ended December 31, 2010, 2009 and 2008, respectively. Also for the years ended December 31, 2010, 2009 and 2008, 1.9%, 1.2% and 1.3%, respectively, of our net sales were from

semiconductor products purchased from companies owned by Keylink. In addition, our subsidiaries in China lease our Shanghai manufacturing facilities from, and subcontract a portion of their manufacturing process (metal plating and environmental services) to, Keylink. We also pay a consulting fee to Keylink. The aggregate amounts for these services for the years ended December 31, 2010, 2009 and 2008 were $14.4 million, $10.7 million and $10.5 million, respectively. See "Risk Factors – *We receive a significant portion of our net sales from two customers. In addition, one of these customers is our largest external supplier and both are related parties. The loss of these customers or suppliers could harm our business, results of operations and financial condition.*" in Part I, Item 1A and Note 18 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

SEASONALITY

Historically, our net sales have been affected by the cyclical nature of the semiconductor industry and the seasonal trends of related end markets, specifically in the consumer and computing markets. See Note 21 (unaudited) of "Notes to Consolidated Financial Statements" of this Annual Report for additional information on our quarterly results.

AVAILABLE INFORMATION

Our website address is http://www.diodes.com. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the "SEC").

Our filings may also be read and copied at the SEC's Public Reference Room at 100 F Street NE, Room 1580 Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Our website also provides investors access to financial and corporate governance information including our Code of Business Conduct, as well as press releases, and stock quotes. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the Private Securities Litigation Reform Act of 1995

Many of the statements included in this Annual Report on Form 10-K contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as "may," "will," "could," "should," "potential," "continue," "expect," "intend," "plan," "estimate," "anticipate," "believe," "project," or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in "Risk Factors," as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. The Private Securities Litigation Reform Act of 1995 (the "Act") provides certain "safe harbor" provisions for forward-looking statements. All forward-looking statements made on this Annual Report on Form 10-K are made pursuant to the Act.

Item 1A. Risk Factors

Investing in our Common Stock involves a high degree of risk. You should carefully consider the following risks and other information in this report before you decide to buy our Common Stock. Our business, financial condition or operating results may suffer if any of the following risks are realized. Additional risks and uncertainties not currently known to us may also adversely affect our business, financial condition or operating results. If any of these risks or uncertainties occurs, the trading price of our Common Stock could decline and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

The success of our business depends on the strength of the global economy and the stability of the financial markets, and any weaknesses in these areas may have a material adverse effect on our revenues, results of operations and financial condition.

Weaknesses in the global economy and financial markets can lead to lower consumer discretionary spending and demand for items that incorporate our products in the consumer electronics, computing, industrial, communications and the automotive sectors. A decline in end-user demand can affect our customers' demand for our products, the ability of our customers to meet their payment obligations and the likelihood of customers canceling or deferring existing orders. Our revenues, operating results and financial condition could be negatively affected by such actions.

During times of difficult market conditions, our fixed costs combined with lower revenues may have a negative impact on our business, results of operations and financial condition.

The semiconductor industry is characterized by high fixed costs. Notwithstanding our utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In difficult economic environments we could be faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. During such periods, our fabrication plants do not operate at full capacity and the costs associated with this excess capacity are expensed immediately and not capitalized into inventory. This was the case at the end of 2008 and beginning of 2009 when our utilization rates declined to abnormally low production levels, which resulted in lower gross margins. The market conditions in the future may adversely affect our utilization rates and consequently our future gross margins, and this, in turn, could have a material negative impact on our business, results of operations and financial condition.

Downturns in the highly cyclical semiconductor industry or changes in end-market demand could adversely affect our results of operations and financial condition.

The semiconductor industry is highly cyclical, and periodically experiences significant economic downturns characterized by diminished product demand, production overcapacity and excess inventory, which can result in rapid erosion in average selling prices. From time to time, the semiconductor industry experiences order cancellations and reduced demand for products, resulting in significant revenue declines, due to excess inventories at computer and telecommunications equipment manufacturers and general economic conditions, especially in the technology sector. The market for semiconductors may experience renewed, and possibly more severe and prolonged downturns in the future, which may harm our results of operations and reduce the value of our business.

In addition, we operate in a few narrow markets of the broader semiconductor market and, as a result, cyclical fluctuations may affect these segments to a greater extent than they do to the broader semiconductor market. This may cause us to experience greater fluctuations in our results of operations than compared to some of our broad line semiconductor manufacturer competitors. In addition, we may experience significant changes in our profitability as a result of variations in sales, changes in product mix, changes in end-user markets and the costs associated with the introduction of new products. The markets for our products depend on continued demand in the consumer electronics, computing, communications, industrial and automotive sectors. These end-user markets also tend to be cyclical and may also experience changes in demand that could adversely affect our results of operations and financial condition.

The semiconductor business is highly competitive, and increased competition may harm our business, results of operations and financial condition.

The semiconductor industry in which we operate is highly competitive. We expect intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. We compete in various markets with companies of various sizes, many of which are larger and have greater resources or capabilities as it relates to financial, marketing, distribution, brand name recognition, research and development, manufacturing and other resources than we have. As a result, they may be better able to develop new products, market their products, pursue acquisition candidates and withstand adverse economic or market conditions. Most of our current major competitors are broad line semiconductor manufacturers who often have a wider range of product types and technologies than we do. In addition, companies not currently in direct

competition with us may introduce competing products in the future. Some of our current major competitors are Fairchild Semiconductor Corporation, Infineon Technologies A.G., International Rectifier Corporation, ON Semiconductor Corporation, NXP Semiconductors N.V., Rohm Electronics USA, LLC, Toshiba Corporation and Vishay Intertechnology, Inc. We may not be able to compete successfully in the future, and competitive pressures may harm our business, results of operations and financial condition.

We receive a significant portion of our net sales from two customers. In addition, one of these customers is our largest external supplier and both are related parties. The loss of these customers or suppliers could harm our business, results of operations and financial condition.

In 2010, 2009 and 2008, LSC, our largest stockholder and one of our largest customers, accounted for 1.1%, 2.1% and 3.5%, respectively, of our net sales. LSC is also our largest supplier, providing us with discrete semiconductor products for subsequent sale by us, which represented approximately 6.9%, 6.3% and 9.6%, respectively, of our net sales, in 2010, 2009 and 2008. In addition, in 2010, 2009 and 2008, we sold products to companies owned by Keylink, totaling 2.5%, 2.6% and 0.8%, respectively. Also for 2010, 2009 and 2008, 1.9%, 1.2% and 1.3%, respectively, of our net sales were from semiconductor products purchased from companies owned by Keylink.

The loss of LSC as either a customer or a supplier, or Keylink as a customer, or any significant reductions in either the amount of products LSC supplies to us, or the volume of orders LSC or Keylink places with us, could materially harm our business, results of operations and financial condition.

Delays in initiation of production at facilities, implementing new production techniques or resolving problems associated with technical equipment malfunctions could adversely affect our manufacturing efficiencies, results of operations and financial condition.

Our manufacturing efficiency has been and will be an important factor in our future profitability, and we may not be able to maintain or increase our manufacturing efficiency. Our manufacturing and testing processes are complex, require advanced and costly equipment and are continually being modified in our efforts to improve yields and product performance. Difficulties in the manufacturing process can lower yields. Technical or other problems could lead to production delays, order cancellations and lost revenue. In addition, any problems in achieving acceptable yields, construction delays, or other problems in upgrading or expanding existing facilities, building new facilities, problems in bringing other new manufacturing capacity to full production or changing our process technologies, could also result in capacity constraints, production delays and a loss of future revenues and customers. Our operating results also could be adversely affected by any increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase proportionately, or in the event of a decline in demand for our products.

Our wafer fabrication facilities are located near Kansas City, Missouri, and Manchester, England, while our facilities in Shanghai, China and Neuhaus, Germany perform packaging, assembly and testing functions and our fourth facility is being developed in Chengdu, China for the purpose of providing surface mounted component production, assembly and testing, and integrated circuit assembly and testing. Any disruption of operations at these facilities could have a material adverse effect on our manufacturing efficiencies, results of operations and financial condition.

We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins.

Prices for our products tend to decrease over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of purchasing our products. To remain competitive and retain our customers and gain new ones, we must continue to reduce our costs through product and manufacturing improvements. We must also strive to minimize our customers' shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. We experienced a increase in average selling prices ("ASP") for our products of 5.6% in 2008, a decrease of 2.1% in 2009 and an increase of 5.1% in 2010. At times, we may be required to sell our products at ASP's below our manufacturing cost or purchase price in order to remain competitive. Our growth and the profit margins of our products will suffer if we cannot effectively continue to reduce our costs and keep our product prices competitive.

Our customers require our products to undergo a lengthy and expensive qualification process without any assurance of product sales, which could adversely affect our revenues, results of operations and financial condition.

Prior to purchasing our products, our customers require that our products undergo an extensive qualification process, which involves rigorous reliability testing. This qualification process may continue for six months or longer. However, qualification of a product by a customer does not ensure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the device, changes in the device's manufacturing process or the selection of a new

supplier by us may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, toward qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, such failure or delay would preclude or delay sales of such product to the customer, which may impede our revenues, results of operations and financial condition.

Our customer orders are subject to cancellation or modification usually with no penalty. High volumes of order cancellation or reductions in quantities ordered could adversely affect our results of operations and financial condition.

All of our customer orders are subject to cancellation or modification, usually with no penalty to the customer. Orders are generally made on a purchase order basis, rather than pursuant to long-term supply contracts, and are booked from one to twelve months in advance of delivery. The rate of booking new orders can vary significantly from month to month. We, and the semiconductor industry as a whole, are experiencing a trend towards shorter lead-times, which is the amount of time between the date a customer places an order and the date the customer requires shipment. Furthermore, our industry is subject to rapid changes in customer outlook and periods of excess inventory due to changes in demand in the end markets our industry serves. As a result, many of our purchase orders are revised, and may be cancelled, with little or no penalty and with little or no notice. However, we must still commit production and other resources to fulfilling these orders even though they may ultimately be cancelled. If a significant number of orders are cancelled or product quantities ordered are reduced, and we are unable to timely generate replacement orders, we may build up excess inventory and our results of operations and financial condition may suffer.

Production at our manufacturing facilities could be disrupted for a variety of reasons, which could prevent us from producing enough of our products to maintain our sales and satisfy our customers' demands and could adversely affect our results of operations and financial condition.

A disruption in production at our manufacturing facilities could have a material adverse effect on our business. Disruptions could occur for many reasons, including labor shortages, fire, natural disasters, weather, unplanned maintenance or other manufacturing problems, disease, strikes, transportation interruption, government regulation or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance. If one of our key manufacturing facilities is unable to produce our products for an extended period of time, our sales may be reduced by the shortfall caused by the disruption, and we may not be able to meet our customers' needs, which could cause them to seek other suppliers. Such disruptions could have an adverse effect on our results of operations and financial condition.

New technologies could result in the development of new products by our competitors and a decrease in demand for our products, and we may not be able to develop new products to satisfy changes in demand, which would adversely affect our net sales, market share, results of operations and financial condition.

Our product range and new product development program is focused on discrete, logic and analog semiconductor products. Our failure to develop new technologies, or anticipate or react to changes in existing technologies, either within or outside of the semiconductor market, could materially delay development of new products, which could result in a decrease in our net sales and a loss of market share to our competitors. The semiconductor industry is characterized by rapidly changing technologies and industry standards, together with frequent new product introductions. This includes the development of new types of technology or the improvement of existing technologies, such as analog and digital technologies that compete with, or seek to replace discrete semiconductor technology. Our financial performance depends on our ability to design, develop, manufacture, assemble, test, market and support new products and product enhancements on a timely and cost-effective basis. New products often command higher prices and, as a result, higher profit margins. We may not successfully identify new product opportunities or develop and bring new products to market or succeed in selling them into new customer applications in a timely and cost-effective manner.

Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive and, since we operate primarily in a narrower segment of the broader semiconductor industry, this may have a greater effect on us than it would if we were a broad-line semiconductor manufacturer with a wider range of product types and technologies. Many of our competitors are larger and more established international companies with greater engineering and research and development resources than us. Our failure to identify or capitalize on any fundamental shifts in technologies in our product markets, relative to our competitors, could harm our business, have a material adverse effect on our competitive position within our industry and harm our relationships with our customers. In addition, to remain competitive, we must continue to reduce package sizes, improve manufacturing yields and expand our sales. We may not be able to accomplish these goals, which would adversely affect our net sales, market share, results of operations and financial condition.

We may be adversely affected by any disruption in our information technology systems, which could adversely affect our cash flows, results of operations and financial condition.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. We rely upon such information technology systems to manage and replenish inventory, to fill and ship customer orders on a timely basis, to coordinate our sales activities across all of our products and services and to coordinate our administrative activities. A substantial disruption in our information technology systems for any prolonged time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages or delays in our service) could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. Our systems might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins and similar disruptions affecting the global Internet. There can be no assurance that such delays, problems, or costs will not have a material adverse effect on our cash flows, results of operations and financial condition.

As our operations grow in both size and scope, we will continuously need to improve and upgrade our systems and infrastructure while maintaining the reliability and integrity of our systems and infrastructure. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that the volume of business will increase. In particular, we have upgraded our financial reporting system and are currently seeking to upgrade other information technology systems. These and any other upgrades to our systems and information technology, or new technology, now and in the future, will require that our management and resources be diverted from our core business to assist in compliance with those requirements. There can be no assurance that the time and resources our management will need to devote to these upgrades, service outages or delays due to the installation of any new or upgraded technology (and customer issues therewith), or the impact on the reliability of our data from any new or upgraded technology will not have a material adverse effect on our cash flows, results of operations and financial condition.

All of our operations, other than Diodes FabTech Inc. and Diodes Zetex Limited, operate on a single technology platform. To manage our international operations efficiently and effectively, we rely heavily on our Enterprise Resource Planning (ERP) system, internal electronic information and communications systems and on systems or support services from third parties. Any of these systems are subject to electrical or telecommunications outages, computer hacking or other general system failure. It is also possible that future acquisitions will operate on ERP systems different from ours and that we could face difficulties in integrating operational and accounting functions of new acquisitions. Difficulties in upgrading or expanding our ERP system or system-wide or local failures that affect our information processing could have a material adverse effect on our cash flows, results of operations and financial condition

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and reduction in our intellectual property rights.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded, and may in the future demand, that we license their patents and technology. Any litigation to determine the validity of allegations that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We may not prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

- pay substantial damages for past, present and future use of the infringing technology;
- cease the manufacture, use or sale of infringing products;
- discontinue the use of infringing technology;
- expend significant resources to develop non-infringing technology;
- pay substantial damages to our customers or end-users to discontinue use or replace infringing technology with non-infringing technology;
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or
- relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

We depend on third-party suppliers for timely deliveries of raw materials, parts and equipment, as well as finished products from other manufacturers, and our reputation with customers, results of operations and financial condition could be adversely affected if we are unable to obtain adequate supplies in a timely manner.

Our manufacturing operations depend upon obtaining adequate supplies of raw materials, parts and equipment on a timely basis from third parties. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials, parts and equipment in a timely manner or if the costs of raw materials, parts or equipment were to increase significantly. Our business could also be adversely affected if there is a significant degradation in the quality of raw materials used in our products, or if the raw materials give rise to compatibility or performance issues in our products, any of which could lead to an increase in customer returns or product warranty claims. Although we maintain rigorous quality control systems, errors or defects may arise from a supplied raw material and be beyond our detection or control. Any interruption in, or change in quality of, the supply of raw materials, parts or equipment needed to manufacture our products could adversely affect our reputation with customers, results of operations and financial condition.

In addition, we sell finished products from other manufacturers. Our business could also be adversely affected if there is a significant degradation in the quality of these products. From time to time, such manufacturers may extend lead-times, limit supplies or increase prices due to capacity constraints or other factors. We have no long-term purchase contracts with any of these manufacturers and, therefore, have no contractual assurances of continued supply, pricing or access to finished products that we sell, and any such manufacturer could discontinue supplying to us at any time. Additionally, some of our suppliers of finished products or wafers compete directly with us and may in the future choose not to supply products to us.

If we do not succeed in continuing to vertically integrate our business, we will not realize the cost and other efficiencies we anticipate, which could adversely affect our ability to compete, profit margins, results of operations and financial condition.

We are continuing to vertically integrate our business. Key elements of this strategy include continuing to expand the reach of our sales organization, expand our manufacturing capacity, expand our wafer foundry and research and development capability and expand our marketing, product development, package development and assembly/testing operations in company-owned facilities or through the acquisition of established contractors. There are certain risks associated with our vertical integration strategy, including:

- difficulties associated with owning a manufacturing business, including, but not limited to, the maintenance and management of manufacturing facilities, equipment, employees and inventories and limitations on the flexibility of controlling overhead;
- difficulties in continuing expansion of our operations in Asia and Europe, because of the distance from our U.S. headquarters and differing regulatory and cultural environments;
- the need for skills and techniques that are outside our traditional core expertise;
- less flexibility in shifting manufacturing or supply sources from one region to another;
- even when independent suppliers offer lower prices, we would continue to acquire wafers from our captive manufacturing facilities, which may result in us having higher costs than our competitors;
- difficulties developing and implementing a successful research and development team; and
- difficulties developing, protecting, and gaining market acceptance of, our proprietary technology.

The risks of becoming a fully integrated manufacturer are amplified in an industry-wide slowdown because of the fixed costs associated with manufacturing facilities. In addition, we may not realize the cost, operating and other efficiencies that we expect from continued vertical integration. If we fail to successfully vertically integrate our business, our ability to compete, profit margins, results of operations and financial condition may suffer.

Part of our growth strategy involves identifying and acquiring companies with complementary product lines or customers. We may be unable to identify suitable acquisition candidates or consummate desired acquisitions and, if we do make any acquisitions, we may be unable to successfully integrate any acquired companies with our operations, which could adversely affect our business, results of operations and financial condition.

A significant part of our growth strategy involves acquiring companies with complementary product lines, customers or other capabilities. For example, (i) in 2000, we acquired Diodes FabTech Inc., a wafer fabrication company, in order to have our own wafer manufacturing capabilities, (ii) in 2006, we acquired Anachip Corp. as an entry into standard logic markets, (iii) in 2006, we acquired the net operating assets of APD Semiconductor and (iv) in 2008, we acquired Zetex plc. While we do not currently have any agreements or commitments in place with respect to any material acquisitions, we are in various stages of preliminary discussions, and we intend to continue to expand and diversify our operations by making further acquisitions. However, we may be unsuccessful in identifying suitable acquisition candidates, or we may be unable to consummate a desired acquisition. To the extent we do make acquisitions, if we are unsuccessful in integrating these companies or their operations or product lines with our operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business,

results of operations and financial condition. In addition, we may not realize all of the benefits we anticipate from any such acquisitions. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from acquisitions that we may make include those associated with:

- unexpected losses of key employees or customers of the acquired company;
- bringing the acquired company's standards, processes, procedures and controls into conformance with our operations;
- coordinating our new product and process development;
- hiring additional management and other critical personnel;
- increasing the scope, geographic diversity and complexity of our operations;
- difficulties in consolidating facilities and transferring processes and know-how;
- difficulties in reducing costs of the acquired entity's business;
- diversion of management's attention from the management of our business; and
- adverse effects on existing business relationships with customers.

We are subject to many environmental laws and regulations that could result in significant expenses and could adversely affect our business, results of operations and financial condition.

We are subject to a variety of U.S. federal, state, local and foreign governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in our manufacturing process both in the United States and England where our wafer fabrication facilities are located, in China and Germany where our assembly, test and packaging facilities are located, and in Taiwan where our analog products were produced through 2007. Some of these regulations in the United States include the Federal Clean Water Act, Clean Air Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act and similar state statutes and regulations. Any of these regulations could require us to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If we were to incur such additional expenses, our product costs could significantly increase, materially affecting our business, financial condition and results of operations. Any failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations, any of which could have a material adverse effect on our business, results of operations and financial condition. Our operations affected by such requirements include, among others: the disposal of wastewater containing residues from our manufacturing operations through publicly operated treatment works or sewer systems, and which may be subject to volume and chemical discharge limits and may also require discharge permits; and the use, storage and disposal of materials that may be classified as toxic or hazardous. Any of these may result in, or may have resulted in, environmental conditions for which we could be liable.

Some environmental laws impose liability, sometimes without fault, for investigating or cleaning up contamination on, or emanating from, our currently or formerly owned, leased or operated properties, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Such liability may also be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire liability. In addition, the presence of environmental contamination could also interfere with ongoing operations or adversely affect our ability to sell or lease our properties. Environmental requirements may also limit our ability to identify suitable sites for new or expanded plants. Discovery of contamination for which we are responsible, the enactment of new laws and regulations, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.

Our products may be found to be defective and, as a result, product liability claims may be asserted against us, which may harm our business, reputation with our customers, results of operations and financial condition.

Our products are typically sold at prices that are significantly lower than the cost of the equipment or other goods in which they are incorporated. For example, our products that are incorporated into a personal computer may be sold for several cents, whereas the computer maker might sell the personal computer for several hundred dollars. Although we maintain rigorous quality control systems, we shipped approximately 27.9 billion, 19.0 billion and 18.5 billion individual semiconductor devices in years ended at December 31, 2010, 2009 and 2008, respectively, to customers around the world, and in the ordinary course of our business, we receive warranty claims for some of these products that are defective, or that do not perform to published specifications. Since a defect or failure in our products could give rise to failures in the end products that incorporate them (and consequential claims for damages against our customers from their customers), we may face claims for damages that are disproportionate to the revenues and profits we receive from the products involved. In addition, our ability to reduce such liabilities may be limited by the laws or the customary business practices of the countries where we do business. Even in cases where we do not believe we have legal liability for such claims, we may choose to pay for them to retain a customer's business or goodwill or to settle claims to avoid protracted litigation. Our results of operations and business could be adversely affected as a result of a significant quality or performance issue in our products, if we are required or choose to pay for the damages that result. Although we currently have product liability insurance, we may not have sufficient insurance coverage, and we may not have sufficient resources, to satisfy all possible product liability claims. In addition, any perception that our products are defective

would likely result in reduced sales of our products, loss of customers and harm to our business, reputation, results of operations and financial condition.

We may fail to attract or retain the qualified technical, sales, marketing and management personnel required to operate our business successfully, which could adversely affect on our business, results of operations and financial condition.

Our future success depends, in part, upon our ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Personnel with the necessary expertise are scarce and competition for personnel with these skills is intense. We may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. For example, we have faced, and continue to face, intense competition for qualified technical and other personnel in Shanghai, China, where our assembly, test and packaging facilities are located. A number of U.S. and multi-national corporations, both in the semiconductor industry and in other industries, have recently established and are continuing to establish factories and plants in Shanghai, China, and the competition for qualified personnel has increased significantly as a result. If we are unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, our business, results of operations and financial condition could be materially and adversely affected.

We may not be able to maintain our growth or achieve future growth and such growth may place a strain on our management and on our systems and resources, which could adversely affect our business, results of operations and financial condition.

Our ability to successfully grow our business within the semiconductor industry requires effective planning and management. Our past growth, and our targeted future growth, may place a significant strain on our management and on our systems and resources, including our financial and managerial controls, reporting systems and procedures. In addition, we will need to continue to train and manage our workforce worldwide. If we are unable to effectively plan and manage our growth effectively, our business and prospects will be harmed and we will not be able to maintain our profit growth or achieve future growth, which could adversely affect our business, results of operations and financial condition.

Obsolete inventories as a result of changes in demand for our products and change in life cycles of our products could adversely affect our business, results of operations and financial condition.

The life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. End-market products with short life cycles require us to manage closely our production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. We may in the future be adversely affected by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for our products or the estimated life cycles of the end products into which our products are designed. In addition, some customers restrict how far back the date of manufacture for our products can be and certain customers may stop ordering products from us and go out of business due to adverse economic conditions; therefore, some of our product inventory may become obsolete and, thus, adversely affect our business, results of operations and financial condition.

If OEMs do not design our products into their applications, a portion of our net sales may be adversely affected.

We expect an increasingly significant portion of net sales will come from products we design specifically for our customers. However, we may be unable to achieve these design wins. In addition, a design win from a customer does not guarantee future sales to that customer. Without design wins from OEMs, we would only be able to sell our products to these OEMs as a second source, which usually means we are only able to sell a limited amount of product to them. Once an OEM designs another supplier's semiconductors into one of its product platforms, it is more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk to an OEM. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer, and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products, if, for example, its own products are not commercially successful.

We are subject to interest rate risk that could have an adverse effect on our cost of working capital and interest expenses.

We have credit facilities with financial institutions in U.S., Asia and Europe, as well as other debt instruments, with interest rates equal to LIBOR or similar indices plus a negotiated margin. A rise in interest rates could have an adverse impact upon our cost of working capital and our interest expense. As of December 31, 2010, our outstanding interest-bearing debt included $134.3 million principal amount of Notes with a fixed rate of 2.25%. An increase of 1.0% in interest rates on our credit facilities, which currently have no outstanding borrowings, would increase our annual interest rate expense by approximately $0.5 million.

We had a significant amount of debt following the offering of convertible notes. Our substantial indebtedness could adversely affect our business, results of operations, financial condition and our ability to meet our payment obligations under the notes and or other debt.

Following the offering of our Notes, we had a significant amount of debt and substantial debt service requirements. As of December 31, 2010, we had outstanding debt, including $134.3 million principal amount of Notes with a fixed rate of 2.25%. In addition, $46.7 million is available for future borrowings under our credit facilities in the U.S., Asia and Europe, and we are permitted under the terms of our debt agreements to incur substantial additional debt.

This level of debt could have significant consequences on our future operations, including:

- making it more difficult for us to meet our payment and other obligations under the Notes and our other outstanding debt;
- resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable and, in the case of an event of default under our secured debt, such as our senior secured credit facility, could permit the lenders to foreclose on our assets securing that debt;
- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
- subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under senior secured credit facility;
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, results of operations, financial condition and our ability to meet our payment obligations under the Notes and our other debt.

In addition, on each of October 1, 2011, 2016 and 2021, Notes holders may require us to purchase all or part of the Notes at 100% of the principal amount at which time we may not have the available funds necessary to purchase the Notes.

Restrictions in our credit facilities may limit our business and financial activities, including our ability to obtain additional capital in the future.

On November 25, 2009, we entered into a Credit Agreement with Bank of America, N.A., as modified by the First Amendment to Credit Agreement dated as of July 16, 2010 and the Second Amendment to Credit Agreement dated as of November 24, 2010, and certain agreements and instruments required by such Credit Agreement to secure a $10 million revolving credit facility and a $10 million uncommitted facility for our general corporate purposes.

This Credit Agreement contains covenants imposing various restrictions on our business and financial activities. These restrictions may affect our ability to operate our business and undertake certain financial activities and may limit our ability to take advantage of potential business or financial opportunities as they arise. The restrictions these covenants place on us include limitations on our ability to incur liens, incur indebtedness, make investments, dissolve or merge or consolidate with or into another entity, disposition of certain property, make restricted payments, issue or sell equity interests, engage in other different material lines of business, conduct related party transactions, enter into certain burdensome contractual obligations and use proceeds from any credit facility to purchase or carry margin stock or to extend credit to others for the same purpose. The Credit Agreement also requires us to meet certain financial ratios, including a fixed charge coverage ratio and a quick ratio.

Our ability to comply with the Credit Agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions, and are subject to the risks stated in this section of the Annual Report. The breach of any of these covenants or restrictions could result in a default under the Credit Agreement. An event of default under the Credit Agreement will permit Bank of America, N.A. to declare all amounts owed under such Credit Agreement to be immediately due and payable in full. Acceleration of our other indebtedness may cause us to be unable to make interest payments for the credit facilities and repay the principal amount of the credit facilities.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate and the actual amount of expenses recorded in the consolidated financial statements could differ materially from the assumptions used.

Certain of our employees in the United Kingdom, Germany and Taiwan participate in Company sponsored defined benefit plans. The defined benefit plan in the U.K is closed to new entrants and is frozen with respect to future benefit accruals. The

retirement benefit is based on the final average compensation and service of each eligible employee. In accounting for these plans, we are required to make actuarial assumptions that are used to calculate the earning value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in our consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, and mortality rates. While we believe the underlying assumptions under the projected unit credit method are appropriate, the carrying value of the related assets and liabilities and the actual amount of expenses recorded in the consolidated financial statements could differ materially from the assumptions used.

Due to the recent fluctuations in the United Kingdom's equity markets and bond markets, changes in actuarial assumptions for our defined benefit plan could increase the volatility of the plan's asset value, require us to increase cash contributions to the plan and have a negative impact on our results of operations and financial condition.

The asset value of our defined benefit plan (the "plan") has been volatile over the past year due primarily to wide fluctuations in the United Kingdom's equity markets and bond markets. The plan assets consist primarily of high quality corporate bonds and stocks traded on the London Stock Exchange and are determined from time to time based on their fair value, requiring us to utilize certain actuarial assumptions for the plan's fair value determination.

As of December 31, 2010, the benefit obligation of the plan was approximately $118.5 million and total assets in such plan were approximately $93.6 million. Therefore, the plan was underfunded by approximately $24.9 million. The difference between plan obligations and assets, or the funded status of the plan, is a significant factor in determining the net periodic benefit costs of the plan and the ongoing funding requirements of the plan.

Any fluctuations in the United Kingdom's equity markets and bond markets or changes in several key actuarial assumptions, including, but not limited to, changes in discount rate, estimated return on the plan and mortality rates, can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future funding requirements. In the event that actual results differ from the actuarial assumptions or actuarial assumptions are changed, the funding status of the plan may change. Any deficiency in the funding of the plan could result in additional charges to equity and an increase in future plan expense and cash contribution. A significant increase in our funding requirements could have a negative impact on our results of operations and financial condition.

In 2010, we established a joint venture to build a semiconductor facility in Chengdu, People's Republic of China. We are required to contribute at least $47.5 million to the joint venture during the first three years with additional contributions thereafter, as well as a substantial amount of time and resources to establish and operate the joint venture. Any failure to meet any such requirements, delays or unforeseen circumstances may cause us to incur penalties or require us to contribute additional expenses or resources and, as a result, could have an adverse effect on our operating efficiencies, results of operations and financial conditions.

Effective as of September 10, 2010, we entered into an Investment Cooperation Agreement and a Supplementary Agreement to the Investment Cooperation Agreement (collectively, the "CDHT Agreements") with the Management Committee of the Chengdu Hi-Tech Industrial Development Zone ("CDHT") to build a facility in Chengdu, People's Republic of China, with a Chinese local partner, for the purpose of providing surface mounted component production, assembly and testing and integrated circuit assembly and testing functions. The CDHT Agreements require us to contribute substantial capital to the joint venture, including at least $47.5 million in installments during the first three years, as well as time and resources to establish and operate the joint venture. We must obtain various licenses, permissions, certifications and approvals, from time to time, related to the joint venture's business operations. Any failure to meet any such requirements, delays or unforeseen circumstances may cause us to incur penalties, or require us to cease of operations, or contribute additional expenses and/or resources and as a result, could have a material adverse effect on our operating efficiencies, results of operations and financial conditions.

Certain of our customers and suppliers require us to comply with their codes of conducts, which may include certain restrictions that may substantially increase the cost of our business as well as have an adverse effect on our operating efficiencies, results of operations and financial condition.

Certain of our customers and suppliers require us to agree to comply with their codes of conduct, which may include detailed provisions on labor, human rights, health and safety, environment, corporate ethics and management systems. Certain of these provisions are not requirements under the laws of the countries in which we operate and may be burdensome to comply with on a regular basis. Moreover, new provisions may be added or material changes may be made to any these codes of conduct, and we will have to promptly implement such new provisions or changes, which may substantially further increase the cost of our business, be burdensome to implement and adversely affect our operational efficiencies and results of operations. If we violate any such code of conduct, we may lose further business with the customer or supplier and, in addition, we may be subject to fines from the customer or supplier. While we believe that we are currently in compliance with our customers and suppliers' codes of conduct, there can be no

assurance that, from time to time, if any one of our customers and suppliers audits our compliance with its code of conduct, we would be found to be in full compliance. A loss of business from these customers or suppliers could have a material adverse effect on our business, results of operations and financial conditions.

There are risks associated with previous and future acquisitions. We may ultimately not be successful in overcoming these risks or any other problems encountered in connection with acquisitions.

The risks commonly encountered in acquisitions of companies include, among other things, higher than anticipated acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the companies, the difficulty of bringing standards, procedures and controls into conformance with our operations, the ability to coordinate our new products and process development, the ability to hire additional management and other critical personnel, the ability to increase the scope, geographic diversity and complexity of our operations, difficulties in consolidating facilities and transferring processes and know-how, difficulties in reducing costs, prolonged diversion of our management's attention from the management of our business, the ability to clearly define our present and future strategies, the loss of key employees and customers as a result of changes in management and any geographic distances may make integration slower and more challenging. We may ultimately not be successful in overcoming these risks or any other problems encountered in connection with acquisitions.

In addition, any acquisition may cause large one-time expenses as well as create goodwill and other intangible assets that may result in significant asset impairment charges in the future.

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal control over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our Common Stock.

Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. We are required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud which could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our stock price.

Terrorist attacks, or threats or occurrences of other terrorist activities, whether in the United States or internationally, may affect the markets in which our Common Stock trades, the markets in which we operate and our results of operations and financial condition.

Terrorist attacks, or threats or occurrences of other terrorist or related activities, whether in the United States or internationally, may affect the markets in which our Common Stock trades, the markets in which we operate and our profitability. Future terrorist or related activities could affect our domestic and international sales, disrupt our supply chains and impair our ability to produce and deliver our products. Such activities could affect our physical facilities or those of our suppliers or customers. Such terrorist attacks could cause seaports or airports, to or through which we ship, to be shut down, thereby preventing the delivery of raw materials and finished goods to or from our manufacturing facilities in Shanghai, China, Neuhaus, Germany and our wafer fabrication facilities near Kansas City, Missouri, or Manchester, England, or to our regional sales offices. Due to the broad and uncertain effects that terrorist attacks have had on financial and economic markets generally, we cannot provide any estimate of how these activities might affect our future results of operations and financial condition.

RISKS RELATED TO OUR INTERNATIONAL OPERATIONS

Our international operations subject us to risks that could adversely affect our operations.

We expect net sales from foreign markets to continue to represent a significant portion of our total net sales. In addition, the majority of our manufacturing facilities are located overseas in China. In 2010, 2009 and 2008, net sales to customers outside the United States represented 78.0%, 82.7% and 80.2%, respectively, of our net sales. There are risks inherent in doing business internationally, and any or all of the following factors could cause harm to our business:

- changes in, or impositions of, legislative or regulatory requirements, including tax laws in the United States and in the countries in which we manufacture or sell our products;
- compliance with trade or other laws in a variety of jurisdictions;
- trade restrictions, transportation delays, work stoppages, and economic and political instability;
- changes in import/export regulations, tariffs and freight rates;
- difficulties in collecting receivables and enforcing contracts;
- currency exchange rate fluctuations;
- restrictions on the transfer of funds from foreign subsidiaries to the United States;
- the possibility of international conflict, particularly between or among China, Taiwan, England and the United States;
- legal regulatory, political and cultural differences among the countries in which we do business;
- longer customer payment terms; and
- changes in U.S. or foreign tax regulations.

We have significant operations and assets in China, Taiwan, Hong Kong and England and, as a result, will be subject to risks inherent in doing business in those jurisdictions, which may adversely affect our financial performance.

We have a significant portion of our assets in mainland China, Taiwan, Hong Kong and England. Our ability to operate in China, Taiwan, Hong Kong and England may be adversely affected by changes in those jurisdictions' laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. In addition, our results of operations are subject to the economic and political situations. We believe that our operations are in compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Changes in the political environment or government policies in those jurisdictions could result in revisions to laws or regulations or their interpretation and enforcement, increased taxation, restrictions on imports, import duties or currency revaluations. In addition, a significant destabilization of relations between or among China, Taiwan, Hong Kong or England and the United States could result in restrictions or prohibitions on our operations or the sale of our products or the forfeiture of our assets in these jurisdictions. There can be no certainty as to the application of the laws and regulations of these jurisdictions in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. Moreover, there is a high degree of fragmentation among regulatory authorities, resulting in uncertainties as to which authorities have jurisdiction over particular parties or transactions. The possibility of political conflict between these countries or with the United States could have an adverse impact upon our ability to transact business in these jurisdictions and to generate profits.

A slowdown in the Chinese economy could limit the growth in demand for electronic devices containing our products, which would have a material adverse effect on our business, results of operations and prospects.

We believe that an increase in demand in China for electronic devices that include our products will be an important factor in our future growth. Although the Chinese economy has grown significantly in recent years, there can be no assurance that such growth will continue. Any weakness in the Chinese economy could result in a decrease in demand for electronic devices containing our products and, thereby, materially and adversely affect our business, results of operations and prospects.

Economic regulation in China could materially and adversely affect our business, results of operations and prospects.

We have a significant portion of our manufacturing capacity in China. In addition, in 2010 30.6% of our total sales were billed to customers in China. In recent years, the Chinese economy has experienced periods of rapid expansion and wide fluctuations in the rate of inflation. In response to these factors, the Chinese government has, from time to time, adopted measures to regulate growth and contain inflation, including measures designed to restrict credit or control prices. Such actions in the future could increase the cost of doing business in China or decrease the demand for our products in China and, thereby, have a material adverse effect on our business, results of operations and prospects.

We could be adversely affected by violations of the United States' Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The United States' Foreign Corrupt Practices Act ("FCPA") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that may have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We train our staff concerning FCPA and related anti-bribery laws. We have established procedures and controls to monitor internal and external compliance. There can be no assurance that our internal controls and procedures always will protect us from reckless or criminal acts committed by our employees or agents. If we are found to be liable for FCPA violations (either due to our own acts or inadvertence, or due to the acts or inadvertence of others), we could incur criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

We are subject to foreign currency risk as a result of our international operations.

We face exposure to adverse movements in foreign currency exchange rates, principally the Chinese Yuan, the Taiwanese dollar and the British Pound Sterling and, to a lesser extent, the Japanese Yen, the Euro and the Hong Kong dollar. Our income and expenses are based on a mix of currencies and a decline in one currency relative to the other currencies could adversely affect our results of operations. Furthermore, our results of operations are reported in U.S. dollars, which is our reporting currency. In the event the U.S. dollar weakens against a foreign currency, we will experience a currency transaction loss, which could adversely affect our results of operations. Also, fluctuations in foreign currency exchange rates may have an adverse impact and be increasingly influential to our overall sales, profits and results of operations as amounts that are measured in foreign currency are translated back to U. S. dollars for reporting purposes. Our foreign currency risk may change over time as the level of activity in foreign markets grows and could have an adverse impact upon our financial results, especially as the portion of our sales attributable to Europe increases. We do not usually employ hedging techniques designed to mitigate foreign currency exposures and, therefore, we could experience currency losses as these currencies fluctuate against the U.S. dollar.

The People's Republic of China is experiencing rapid social, political and economic change, which has increased labor costs and other related costs that could make doing business in China less advantageous than in prior years. Increased labor costs in China could adversely affect our business, results of operations and financial condition.

Historically, labor in China has been readily available at a lower cost compared to other countries, and any increase in labor cost in China has been consistent with the projected annual increase in the inflation index and the amount of past labor cost increases. However, because China is experiencing rapid social, political and economic change, there can be no assurance that labor will continue to be available in China at costs consistent with historical levels. Any future increase in labor cost in China is likely to be higher than historical and projected amounts and may occur multiple times in any given year. As a result of experiencing such rapid social, political and economic change, China is also likely to enact new, and/or revise its existing, labor laws and regulations on employee compensation and benefits. These changes in Chinese labor laws and regulations will likely to have an adverse effect on product manufacturing costs in China. Furthermore, if China workers go on strike to demand higher wages, our operations could be disrupted. Many of our suppliers are currently dealing with labor shortages in China, which may result in future supply delays and disruptions and may drive a substantial increase in their labor costs that is likely to be shared by us in the form of price increases to us. New or revised government labor laws or regulations, strikes or labor shortages could cause our product costs to rise and/or could cause manufacturing partners on whom we rely to exit the business. These events could have a material adverse impact on our product availability and quality, which would affect our business, results of operations and financial condition.

We may not continue to receive preferential tax treatment in Asia, thereby increasing our income tax expense and reducing our net income.

As an incentive for establishing our manufacturing subsidiaries in China, we received preferential tax treatment. In addition, in conjunction with the acquisition of Anachip, we also receive preferential tax treatment in Taiwan. Governmental changes in foreign tax law may cause us not to be able to continue receiving these preferential tax treatments in the future, which may cause an increase in our income tax expense, thereby reducing our net income.

The distribution of any earnings of our foreign subsidiaries to the United States may be subject to U.S. income taxes, thus reducing our net income.

With the establishment of our holding companies in 2007, we intend to permanently reinvest overseas all earnings from foreign subsidiaries. Although we intend to permanently reinvest overseas all earnings, certain unusual circumstances may require us to repatriate funds. This was the case during the first quarter of 2009, in which we repatriated approximately $28.5 million of accumulated earnings from one of our Chinese subsidiaries, resulting in additional non-cash federal and state income tax expense of approximately $5.3 million.

As of December 31, 2010, accumulated and undistributed earnings of our subsidiaries in China were approximately $146 million, which we consider as a permanent investment.

As of December 31, 2010, we have undistributed earnings from non-U.S. operations of approximately $254 million (including approximately $27 million of restricted earnings, which are not available for dividends). Additional federal and state income taxes of approximately $44 million would be required should such earnings be repatriated to the U.S.

We may, in the future, plan to distribute earnings of our foreign subsidiaries to the U.S. We may be required to pay U.S. income taxes on these earnings to the extent we have not previously recorded deferred U.S. taxes on such earnings. Any such taxes would reduce our net income in the period in which these earnings are distributed.

RISKS RELATED TO OUR COMMON STOCK

Variations in our quarterly operating results may cause our stock price to be volatile.

We have experienced substantial variations in net sales, gross profit margin and operating results from quarter to quarter. We believe that the factors that influence this variability of quarterly results include:

- strength of the global economy and the stability of the financial markets;
- general economic conditions in the countries where we sell our products;
- seasonality and variability in the computing and communications market and our other end-markets;
- the timing of our and our competitors' new product introductions;
- product obsolescence;
- the scheduling, rescheduling and cancellation of large orders by our customers;
- the cyclical nature of demand for our customers' products;
- our ability to develop new process technologies and achieve volume production at our fabrication facilities;
- changes in manufacturing yields;
- adverse movements in exchange rates, interest rates or tax rates; and
- the availability of adequate supply commitments from our outside suppliers or subcontractors.

Accordingly, a comparison of our results of operations from period to period is not necessarily meaningful to investors and our results of operations for any period do not necessarily indicate future performance. Variations in our quarterly results may trigger volatile changes in our stock price.

We may enter into future acquisitions and take certain actions in connection with such acquisitions that could adversely affect the price of our Common Stock.

As part of our growth strategy, we expect to review acquisition prospects that would implement our vertical integration strategy or offer other growth opportunities. While we do not currently have any agreements or commitments in place with respect to any material acquisitions, we are in various stages of preliminary discussions, and we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

- use a significant portion of our available cash;
- issue equity securities, which would dilute current stockholders' percentage ownership;
- incur substantial debt;
- incur or assume contingent liabilities, known or unknown;
- incur amortization expenses related to intangibles; and
- incur large, immediate accounting write-offs.

Such actions by us could harm our results from operations and adversely affect the price of our Common Stock.

Our directors, executive officers and significant stockholders hold a substantial portion of our Common Stock, which may lead to conflicts with other stockholders over corporate transactions and other corporate matters.

Our directors, executive officers and our affiliate, LSC, beneficially own approximately 26.6% of our outstanding Common Stock, including options to purchase shares of our Common Stock that are exercisable within 60 days of December 31, 2010. These stockholders, acting together, will be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our Common Stock.

LSC, our largest stockholder, owns approximately 18.7% (approximately 8.4 million shares) of our Common Stock. Some of our directors and executive officers may have potential conflicts of interest because of their positions with LSC or their ownership of LSC common stock. Some of our directors are LSC directors and officers, and the non-employee Chairman of our Board of Directors is Chairman of the Board of LSC. L.P. Hsu, a member of the Board of Directors since 2007, serves as a consultant to Lite-On Technology Corporation. Several of our directors and executive officers own LSC common stock and hold options to purchase LSC common stock. Service on our Board of Directors and as a director or officer of LSC, or ownership of LSC common stock by our directors and executive officers, could create, or appear to create, actual or potential conflicts of interest when directors and officers are faced with decisions that could have different implications for LSC and us. For example, potential conflicts could arise in connection with decisions involving the Common Stock owned by LSC, or under the other agreements we may enter into with LSC. LSC was our largest external supplier of discrete semiconductor products for subsequent sale by us. In 2010, 2009 and 2008, LSC accounted for 1.1%, 2.1% and 3.5%, respectively, of our net sales. Also, in 2010, 2009 and 2008, approximately 6.9%, 6.3% and 9.6%, respectively, of our net sales were from products manufactured by LSC.

We may have difficulty resolving any potential conflicts of interest with LSC, and even if we do, the resolution may be less favorable than if we were dealing with an unrelated third party.

We were formed in 1959, and our early corporate records are incomplete. As a result, we may have difficulty in assessing and defending against claims relating to rights to our Common Stock purporting to arise during periods for which our records are incomplete.

We were formed in 1959 under the laws of California and reincorporated in Delaware in 1968. We have had several transfer agents over the past 50 years. In addition, our early corporate records, including our stock ledger, are incomplete. As a result, we may have difficulty in assessing and defending against claims relating to rights to our Common Stock purporting to arise during periods for which our records are incomplete.

Conversion of our convertible senior notes will dilute the ownership interest of existing stockholders, including stockholders who had previously converted their notes.

To the extent we issue Common Stock upon conversion of the Notes, the conversion of some or all of the Notes will dilute the ownership interests of existing stockholders, including stockholders who have received Common Stock upon prior conversion of the Notes. Any sales in the public market of the Common Stock issuable upon such conversion could adversely affect prevailing market prices of our Common Stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could depress the price of our Common Stock.

Non-cash tender offers, debt equity swaps or equity exchanges to consummate our business activities are likely to have the effect of diluting the ownership interest of existing stockholders, including qualified stockholders who receive shares of our Common Stock in such business activities.

We, from time to time, may utilize non-cash tender offers, debt equity swaps or equity exchanges in accordance with the guidance and rules promulgated by the United States Securities and Exchange Commission to consummate our business activities. Such means to consummate our business activities will likely involve issuance of our Common Stock in large quantities and will subsequently dilute the ownership interest of existing stockholders, including stockholders who previously received shares of our Common Stock in such business activities. Any sales in the public market of the newly issued Common Stock could adversely affect prevailing market prices of our Common Stock. In addition, utilizing non-cash tender offers, debt equity swaps or equity exchanges as means to consummate our business activities may encourage short selling because such utilization could depress the price of our Common Stock.

The repurchase rights and the increased conversion rate triggered by a make-whole fundamental change could discourage a potential acquirer.

If a "fundamental change" in accordance with the terms of the senior convertible notes were to occur, the holders of the Notes have the right to require us to repurchase the Notes. A fundamental change would include a change in control of the Company. In addition, if a make-whole fundamental change were to occur, which may include an acquisition of the Company, the conversion rate for the senior convertible notes will increase. The repurchase rights in our senior convertible notes triggered by a fundamental change and the increased conversion rate triggered by a make-whole fundamental change could discourage a potential acquirer.

Anti-takeover effects of certain provisions of Delaware law and our Certificate of Incorporation and Bylaws, may hinder a take-over attempt.

Some provisions of Delaware law, our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Section 203 of Delaware General Corporation Law may deter a take-over attempt.

Section 203 of the Delaware General Corporation Law prohibits transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15.0% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a Delaware corporation for a period of three years after the date the stockholder becomes an interested stockholder, unless:

(i) either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder;

(ii) the interested stockholder acquired at least 85.0% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which the stockholder became an interested stockholder; or

(iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66.66% of the outstanding voting stock that is not owned by the interested stockholder.

For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10.0% of the aggregate market value of the consolidated assets or outstanding stock of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation.

Certificate of Incorporation and Bylaw Provisions may deter a take-over attempt.

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire control of our Company. In particular, our certificate of incorporation authorizes our Board of Directors to issue, without further action by the stockholders, up to 1,000,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Item 1B. **Unresolved Staff Comments**

None

Item 2. **Properties**

Our primary physical properties at December 31, 2010, were as follows:

Primary use	Location	Lease Expiration	Year Purchased	Sq. Ft.
Regional sales office	Shanghai, China		2010	7,000
Regional sales office	Shenzhen, China	April 2012		5,000
Manufacturing facility/Logistics	Shanghai, China	February 2012		145,000
Manufacturing facility/Logistics	Shanghai, China	March 2012		112,000
Headquarters/R&D center	Dallas, Texas	March 2011		17,500
Headquarters/R&D center (future)	Plano, Texas		2010	42,000
Sales/Administrative office	Westlake Village, California	June 2011		2,000
Sales office/R&D center	San Jose, California	July 2013		4,100
Regional sales office	Amherst, New Hampshire	Monthly		< 1,000
Regional sales office	Fountain Valley, California	March 2011		< 1,000
Regional sales office	Great River, New York	December 2013		2,000
Regional sales office	Beauzelle, France	February 2012		< 1,000
Manufacturing facility/R&D center	Lee's Summit, Missouri	June 2013		70,000
Regional sales office	Gyeonggi-do, Korea	December 2012		1,700
Warehouse	Kowloon Bay, Hong Kong	March 2011		10,000
R&D center	Hsinchu, Taiwan	November 2011		25,500
Warehouse	Taipei, Taiwan		1987	12,000
Sales/Administrative/Logistics	Taipei, Taiwan		2006	35,500
Regional sales office	Munich, Germany	July 2016		6,300
Manufacturing facility/R&D center	Manchester, England		1998	75,000
Administrative/Logistics	Manchester, England		2004	81,000
Manufacturing facility	Neuhaus, Germany		1996	52,500
Manufacturing facility	Chengdu, China	October 2012		24,500
Vacant land	Plano, Texas		2008	16 acres

We believe our current facilities are adequate for the foreseeable future.

Item 3. Legal Proceedings

From time to time, the Company is involved in various routine legal proceedings incidental to the conduct of its business. The Company is not currently a party to any pending litigation.

Item 4. [Removed and Reserved]

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Common Stock is traded on the Nasdaq Global Select Market ("NasdaqGS") under the symbol "DIOD." In July 2000, November 2003, December 2005 and July 2007, we effected 50% stock dividends in the form of three-for-two stock splits. The following table shows the range of high and low closing sales prices per share for our Common Stock for each fiscal quarter from January 1, 2009 as reported by NasdaqGS.

Calendar Quarter Ended	Closing Sales Price of Common Stock	
	High	**Low**
First quarter (through February 22, 2011)	$ 30.93	$24.95
Fourth quarter 2010	27.90	17.10
Third quarter 2010	19.60	14.61
Second quarter 2010	24.68	15.87
First quarter 2010	23.09	16.68
Fourth quarter 2009	20.87	15.47
Third quarter 2009	21.83	15.11
Second quarter 2009	16.32	11.24
First quarter 2009	11.27	5.59

Holders and Recent Stock Price

On February 22, 2011, the closing sales price of our Common Stock as reported by NasdaqGS was $28.68, and there were approximately 500 holders of record of our Common Stock.

Dividends

We have never declared or paid cash dividends on our Common Stock, and currently do not intend to pay dividends in the foreseeable future as we intend to retain any earnings for use in our business. Our credit agreement with Bank of America permits us to pay dividends to our stockholders so long as we are not in default and are in continuing operation at the time of such dividend. The payment of dividends is within the discretion of our Board of Directors, and will depend upon, among other things, our earnings, financial condition, capital requirements, and general business conditions. There have been no repurchases of Common Stock in our history.

Securities Authorized for Issuance Under Equity Compensation Plans

The information regarding the Company's equity compensation required to be disclosed by Item 201(d) of Regulation S-K is incorporated by reference from the Company's 2011 definitive Proxy Statement into Item 12 of Part III of this Annual report.

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return of our Common Stock against the cumulative total return of the Nasdaq Composite and the Nasdaq Industrial Index for the five calendar years ending December 31, 2010. The graph is not necessarily indicative of future price performance.

The graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2010
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2005
2006
2007
2008
2009
2010
Diodes Incorporated
NASDAQ Industrials Index
NASDAQ Composite-Total Returns

CUMULATIVE TOTAL RETURN SUMMARY							
December 2010							
		2005	2006	2007	2008	2009	2010
Diodes Incorporated	Return %		14.28	27.13	-79.85	236.78	32.24
	Cum $	100.00	114.28	145.28	29.28	98.60	130.40
NASDAQ Industrials Index	Return %		13.57	4.88	-44.84	-4.42	38.40
	Cum $	100.00	113.57	119.11	65.70	62.80	86.92
NASDAQ Composite-Total Returns	Return %		10.39	10.65	-39.98	45.36	18.16
	Cum $	100.00	110.39	122.15	73.32	106.58	125.93

Source: Data provided by Zacks Investment Research, Inc., copyright 2011. Used with permission. All rights reserved.

The graph assumes $100 invested on December 31, 2005 in our Common Stock, the stock of the companies in the Nasdaq Composite Index and the Nasdaq Industrial Index, and that all dividends received within a quarter, if any, were reinvested in that quarter.

Issuer Purchases of Equity Securities

We may from time to time seek to repurchase our outstanding Notes or Common Stock in the open market, in privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

There have been no repurchases of our Notes or Common Stock during the fourth quarter of 2010.

Item 6. Selected Financial Data

The following selected consolidated financial data for the fiscal years ended December 31, 2010 through 2006 is qualified in its entirety by, and should be read in conjunction with, the other information and consolidated financial statements, including the notes thereto, appearing elsewhere herein. Certain amounts as presented in the accompanying consolidated financial statements have been reclassified to conform to 2010 financial statement presentation.

(In thousands, except per share data)	Years ended December 31,				
Statement of Income Data	**2010**	**2009**	**2008**	**2007**	**2006**
Net sales	$ 612,886	$ 434,357	$ 432,785	$ 401,159	$ 343,308
Gross profit	224,869	121,207	132,528	130,379	113,892
Selling, general and administrative	88,784	70,396	68,373	55,127	47,817
Research and development	26,584	23,757	21,882	12,955	8,237
Amortization of acquisition-related intangible assets	4,425	4,665	3,706	836	360
In-process research and development	-	-	7,865	-	-
Restructuring	-	(440)	4,089	1,061	-
Other	144	-	-	-	-
Total operating expenses	119,937	98,378	105,915	69,979	56,414
Income from operations	104,932	22,829	26,613	60,400	57,478
Interest income	2,842	4,871	11,991	18,117	6,699
Interest expense	(5,229)	(7,471)	(9,044)	(6,511)	(1,815)
Amortization of debt discount	(7,656)	(8,302)	(10,690)	(9,996)	(1,712)
Other income (expense)	3,214	(777)	9,501	(225)	(1,212)
Income before income taxes and noncontrolling interest	98,103	11,150	28,371	61,785	59,438
Income tax provision (benefit)	17,839	1,302	(2,158)	5,655	11,033
Net income	80,264	9,848	30,529	56,130	48,405
Less: net income attributable to noncontrolling interest	(3,531)	(2,335)	(2,290)	(2,376)	(1,289)
Net income attributable to common stockholders	76,733	7,513	28,239	53,754	47,116
Earnings per share attributable to common stockholders: (1)					
Basic	$ 1.74	$ 0.18	$ 0.69	$ 1.36	$ 1.23
Diluted	$ 1.68	$ 0.17	$ 0.66	$ 1.27	$ 1.14
Number of shares used in computation: (1)					
Basic	44,146	42,237	40,709	39,601	38,443
Diluted	45,546	43,449	42,638	42,331	41,502

	As of December 31,				
Balance Sheet Data	**2010**	**2009**	**2008**	**2007**	**2006**
Total assets	$ 846,550	$ 1,021,898	$ 890,712	$ 701,911	$ 622,139
Working capital	289,387	354,309	209,565	451,801	395,354
Long-term debt, net of current portion	3,393	124,797	372,597	189,794	181,097
Total Diodes Incorporated stockholders' equity	541,444	440,634	390,159	396,931	327,403

(1) Adjusted for the effect of 3-for-2 stock split in July 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following section discusses managements view of the financial condition, results of operations and cash flows of Diodes Incorporated and its subsidiaries (collectively, "the Company," "our Company," "we," "our," "ours," or "us") and should be read together with the consolidated financial statements and the notes to consolidated financial statements included elsewhere in this Form 10-K.

The following discussion contains forward-looking statements and information relating to our Company. We generally identify forward-looking statements by the use of terminology such as "may," "will," "could," "should," "potential," "continue," "expect," "intend," "plan," "estimate," "anticipate," "believe," "project," or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in "Part I, Item 1A. Risk Factors," as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. The Private Securities Litigation Reform Act of 1995 (the "Act") provides certain "safe harbor" provisions for forward-looking statements. All forward-looking statements made in this Annual Report on Form 10-K are made pursuant to the Act.

Highlights for the Year Ended December 31, 2010

- Net sales for 2010 was $612.9 million, an increase of 41.1% from the $434.4 million in 2009;
- Gross profit for 2010 was $224.9 million, or 36.7% of net sales, an increase of 85.5% from the $121.2 million, or 27.9% of net sales in 2009;
- Net income attributable to common stockholders for 2010 was $76.7 million, or $1.68 per diluted share, an increase of 921.3% from the $7.5 million, or $0.17 per diluted share, in 2009;
- Cash flow from operations for 2010 was $118.0 million, an increase of 80.1 % from the $65.5 million in 2009; and
- On June 30, 2010, we put our auction rate securities ("ARS") back to UBS AG at par value pursuant to the previously disclosed settlement agreement, which liquidated our ARS for cash, and used the proceeds to pay off the "no net cost" loan.

Business Outlook

For 2011, we look to continue to enhance our position as a leading global manufacturer and supplier of high-quality semiconductor products, and to continue to add other complementary product lines, such as power management and logic products, using our packaging technology capability. In addition, in 2011 we expect to see continued improvements in demand and order rates over 2010, increased production ramps of previous design wins at new customers and the introduction of new product applications for existing customers. We expect our business to continue to benefit from the increasing demand in China, as we consider the China market a major growth driver for our business. We expect all our manufacturing facilities to maintain full utilization, except in the first quarter of 2011 for our China operations where equipment utilization will be impacted by China labor shortages in the coastal region and fewer working days and the Chinese New Year Holiday in February. The success of our business depends, among other factors, on the strength of the global economy and the stability of the financial markets, which in turn affect our customers' demand for our products, the ability of our customers to meet their payment obligations, the likelihood of customers canceling or deferring existing orders and end-user consumers' demand for items containing our products in the end-markets we serve. We believe the long-term outlook for our business remains generally favorable despite the recent volatility in the global economy and the equity and credit markets as we continue to execute on the strategy that has proven successful for us over the years. Although the current economy creates a more challenging environment for all businesses, we believe the decisive measures taken in response to the global economic downturn have properly positioned us for our recent return to a profitable growth model and that over the long-term we are well positioned for future growth. See "Risk Factors – *The success of our business depends on the strength of the global economy and the stability of the financial markets, and any weaknesses in these areas may have a material adverse effect on our revenues, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

Overview

During the first three quarters of 2010, we saw an increase in our net sales due to strong demand for our products in all geographic regions led by North America and Europe. In addition, during the first, second and third quarters of 2010, gross profit margin increased due to improved product mix in North America and Europe, which includes a favorable mix of higher margin new products, as well as increased capacity at our wafer fabrication facilities and generally stable average selling prices ("ASP"). During the fourth quarter of 2010, our business continued to benefit from continued ramp-up of prior design wins and customer acceptance of our new product portfolio.

As described in "Business – Our Strategy" in Part I, Item 1 of this Annual Report, the principal elements of our strategy include the following:

- *Continue to rapidly introduce innovative discrete, logic and analog semiconductor products;*
- *Expand our available market opportunities;*
- *Maintain intense customer focus;*
- *Enhance cost competitiveness; and*
- *Pursue selective strategic acquisitions.*

In implementing this strategy, the following factors have affected, and, we believe, will continue to affect, our results of operations:

- For 2010, we have seen increased demand for our products as compared to 2009. We have experienced pressure from our customers and competitors to reduce the selling price for our standard products, and we expect future improvements in net income to result primarily from increases in sales volume and improvements in product mix as well as manufacturing cost reductions in order to offset any reduced ASP of our products. See "Risk Factors – *We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins*" in Part I, Item 1A of this Annual Report for additional information.

- For the years ended December 31, 2010, 2009 and 2008, our original equipment manufacturers ("OEM") and electronic manufacturing services ("EMS") customers together accounted for 46.1%, 53.0% and 55.9% of net sales, respectively, while our global network of distributors accounted for 53.9%, 47.0% and 44.1% of net sales, respectively.

- Our gross profit margin was 36.7% in 2010, compared to 27.9% in 2009 and 30.6% in 2008. Our gross profit margin increase in 2010 was primarily due to improved product mix, increased operating efficiencies and higher capacity utilization at our manufacturing and wafer fabrication facilities. Our model rate is 35% as we strive to improve our gross margins in support of our profitable growth strategy. Future gross profit margins will depend primarily on our product mix, manufacturing cost savings, and the demand for our products.

- For 2010, the percentage of our net sales derived from our Asian subsidiaries was 72.5%, compared to 76.8% in 2009 and 74.2% in 2008. We expect our net sales to the Asian market to decrease as a percentage of our total net sales as we continue to see increased demand for our products in North America and Europe.

- As a result of the Zetex acquisition in 2008, we have added significant revenue in Europe. As such, Europe accounted for approximately 12.1%, 10.4% and 10.0% of our net sales in 2010, 2009 and 2008, respectively.

- As of December 31, 2010, we had invested approximately $283.5 million in our manufacturing facilities in China. During 2010, we invested approximately $68.5 million in these manufacturing facilities, and we expect to continue to invest in our manufacturing facilities, although the amount to be invested will depend on product demand and new product developments.

- For 2010, our capital expenditures were approximately 14.1% of our net sales, which is an increase from our historical 10% to 12% model of net sales model as we increased capacity due to increased demand and lower capital expenditure during 2009 due to the global economic downturn. For 2011, we intend to resume capital expenditures to their normal range of 10% to 12% of net sales.

- We increased our investment in research and development from $23.8 million in 2009 to $26.6 million in 2010. In 2010, research and development expenses were approximately 4.3% of net sales.

Convertible Senior Notes

On October 12, 2006, we issued and sold convertible senior notes with an aggregate principal amount of $230 million due 2026 (the "Notes"), which pay 2.25% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2007. See Notes 1 and 10 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

Recent Changes to Operations

During 2010, we announced an investment agreement with the Management Committee of the Chengdu Hi-Tech Industrial Development Zone (the "CDHT"). Under this agreement, we have agreed to form a joint venture with a Chinese partner, Chengdu Ya Guang Electronic Company Limited, to establish a semiconductor manufacturing facility for the purpose of providing surface mounted component production, assembly and testing, and integrated circuit assembly and testing in Chengdu, People's Republic of China. We initially will own at least 95% of the joint venture. The manufacturing facility will be developed in phases over a ten year period, and we are expected to contribute at least $47.5 million to the joint venture in installments during the first three years. The CDHT will grant the joint venture a fifty year land lease, provide temporary facilities for up to three years at a subsidized rent while the joint venture builds the manufacturing facility and provide corporate and employee tax incentives, tax refunds, subsidies and other financial support to the joint venture and its qualified employees. If the joint venture fails to achieve specified levels of investment, the investment agreement allows for a renegotiation as well as the option to repay a portion of such financial support. This is a long-term, multi-year project that will provide additional capacity once we have reached the maximum production capacity at our Shanghai facilities in the next few years.

Description of Sales and Expenses

Net sales

The principal factors that have affected or could affect our net sales from period to period are:

- The condition of the economy in general and of the semiconductor industry in particular,
- Our customers' adjustments in their order levels,
- Changes in our pricing policies or the pricing policies of our competitors or suppliers,
- The addition or termination of key supplier relationships,
- The rate of introduction and acceptance by our customers of new products,
- Our ability to compete effectively with our current and future competitors,
- Our ability to enter into and renew key corporate and strategic relationships with our customers, vendors and strategic alliances,
- Changes in foreign currency exchange rates,
- A major disruption of our information technology infrastructure,
- Unforeseen catastrophic events, such as armed conflict, terrorism, fires, typhoons and earthquakes, and
- Any other disruptions, such as labor shortages, unplanned maintenance or other manufacturing problems.

Cost of goods sold

Cost of goods sold includes manufacturing costs for our semiconductors and our wafers. These costs include raw materials used in our manufacturing processes as well as the labor costs and overhead expenses. Cost of goods sold is also impacted by yield improvements, capacity utilization and manufacturing efficiencies. In addition, cost of goods sold includes the cost of products that we purchase from other manufacturers and sell to our customers. Cost of goods sold is also affected by inventory obsolescence if our inventory management is not efficient.

Selling, general and administrative expenses

Selling, general and administrative expenses relate primarily to compensation and associated expenses for personnel in general management, sales and marketing, information technology, engineering, human resources, procurement, planning and finance, and sales commissions, as well as outside legal, accounting and consulting expenses, and other operating expenses.

Research and development expenses

Research and development expenses consist of compensation and associated costs of employees engaged in research and development projects, as well as materials and equipment used for these projects. Research and development expenses are primarily

associated with our wafer facilities near Kansas City, Missouri and Manchester, United Kingdom and our manufacturing facilities in China, as well as with our engineers in the U.S. and Taiwan. All research and development expenses are expensed as incurred.

Amortization of acquisition- related intangible assets

Amortization of acquisition-related intangible assets consists of amortization of acquisition-related intangible assets, such as developed technologies and customer relationships.

Interest income / expense

Interest income consists of interest earned on our cash and investment balances. Interest expense consists of interest payable on our outstanding credit facilities, "no net cost" loan and other debt instruments including the stated rate on our Notes.

Amortization of debt discount

Amortization of debt discount consists of non-cash amortization expense related to our Notes.

Income tax provision

Our global presence requires us to pay income taxes in a number of jurisdictions. See Note15 of "Notes to Consolidated Financial Statements" for additional information.

Results of Operations

The following table sets forth, for the periods indicated, the percentage that certain items in the statement of income bear to net sales and the percentage dollar increase (decrease) of such items from period to period.

	Percent of Net sales Year Ended December 31,			Percentage Dollar Increase (Decrease) Year Ended December 31,	
	2010	2009	2008	'09 to '10	'08 to '09
Net sales	100.0 %	100.0 %	100.0 %	41.1 %	0.4 %
Cost of goods sold	(63.3)	(72.1)	(69.4)	23.9	4.3
Gross profit	36.7	27.9	30.6	85.5	(8.5)
Operating expenses (1)	(19.5)	(22.6)	(24.5)	21.9	(7.1)
Income from operations	17.2	5.3	6.1	359.6	(14.2)
Interest income	0.5	1.1	2.8	(41.7)	(59.4)
Interest expense and amortization of debt discount	(2.1)	(3.6)	(4.6)	(37.8)	(20.1)
Other income (expense)	0.5	(0.2)	2.2	(513.6)	(108.2)
Income before taxes and noncontrolling interest	16.1	2.6	6.5	779.9	(60.7)
Income tax provision (benefit)	0.3	0.4	(0.5)	1,270.1	(160.3)
Net income	13.2	2.2	7.0	715.0	(67.7)
Net income attributable to noncontrolling interest	(0.6)	(0.5)	(0.5)	51.2	2.0
Net income attributable to common stockholders	12.6	1.7	6.5	921.3	(73.4)

(1) Operating expenses consists of selling, general and administrative, research and development, amortization of acquisition related intangible assets, in-process research and development and restructuring charges.

The following discussion explains in greater detail our consolidated operating results and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report *(in thousands)*.

Year 2010 Compared to Year 2009

	2010	2009
<u>Net sales</u>	$ 612,886	$ 434,357

Net sales for 2010 increased $178.5 million to $612.9 million from $434.4 million for 2009. The 41.1% increase in net sales represented an approximately 34.3% increase in units sold and a 5.1% increase in ASP. The revenue increase for 2010 was attributable to increase in demand for our products in all geographic regions led by North America and Europe.

The following table sets forth the geographic breakdown of our net sales for the periods indicated based on the country to which the product is billed:

	Net sales for the year ended December 31				Percentage of net sales	
		2010		2009	2010	2009
China	$	187,633	$	131,914	30.6%	30.4%
Taiwan		141,388		122,502	23.1%	28.2%
United States		134,911		75,185	22.0%	17.3%
Korea		35,180		27,223	5.7%	6.3%
Germany		31,704		17,438	5.2%	4.0%
Singapore		24,468		14,429	4.0%	3.3%
U.K.		24,337		17,926	4.0%	4.1%
All Others		33,265		27,740	5.4%	6.4%
Total	$	612,886	$	434,357	100.0%	100.0%

		2010		2009
Cost of goods sold	$	388,017	$	313,150
Gross profit	$	224,869	$	121,207
Gross profit margin		36.7%		27.9%

Cost of goods sold increased $74.9 million, or 23.9%, for 2010 to $388.0 million, compared to $313.2 million for 2009. As a percent of sales, cost of goods sold decreased from 72.1% for 2009 to 63.3% for 2010. Our average unit cost ("AUP") decreased approximately 7.7%. The decrease in cost of goods sold as a percentage of net sales and the decrease in AUP was due to higher capacity utilization in our manufacturing operations.

Gross profit for 2010 increased 85.5% to $224.9 million from $121.2 million for 2009. Gross profit as a percentage of net sales was 36.7% for 2010, compared to 27.9% for 2009. The increased gross margin was primarily due to higher capacity utilization of our manufacturing and wafer fabrication facilities, increased operating efficiencies and improved product mix.

		2010		2009
Selling, general and administrative ("SG&A")	$	88,784	$	70,396

SG&A for 2010 increased $18.4 million, or 26.1%, to $88.8 million, compared to $70.4 million for 2009, due primarily to higher sales commissions related to increased sales, as well as to higher employee related costs including incentives and higher general operating costs. SG&A, as a percentage of net sales, was 14.5% in 2010, compared to 16.2% in 2009.

		2010		2009
Research and development ("R&D")	$	26,584	$	23,757

R&D for 2010 increased $2.8 million to $26.6 million, or 4.3% of net sales, from $23.8 million, or 5.5% of net sales, for 2009. The increase was due primarily to increased personnel costs, engineering supplies and material purchases.

		2010		2009
Amortization of acquisition-related intangible assets	$	4,425	$	4,665

Amortization of acquisition-related intangibles was $4.4 million for 2010 and $4.7 million for 2009.

		2010		2009
Interest income	$	2,842	$	4,871

Interest income for 2010 decreased to $2.8 million, compared to $4.9 million for 2009, due primarily to a decrease in interest income earned on our ARS, which were put back to UBS at par value on June 30, 2010 in accordance with the settlement agreement.

		2010		2009
Interest expense	$	5,229	$	7,471

Interest expense for 2010 was $5.2 million, compared to $7.5 million for 2009. The $2.3 million decrease is due primarily to the reduced interest paid due to the repurchase and retirement of $95.7 million par value of Notes since the fourth quarter of 2008 and our "no net cost" loan being paid off on June 30, 2010 in connection with the settlement agreement with UBS.

		2010		2009
Amortization of debt discount	$	7,656	$	8,302

Amortization of debt discount for 2010 was $7.7 million, compared to $8.3 million for 2009. The $0.6 million decrease in amortization of debt discount was due primarily to the repurchase and retirement of $95.7 million par value of Notes since the fourth quarter of 2008.

		2010		2009
Other income (expense)	$	3,214	$	(777)

Other income for 2010 was $3.2 million, compared to other expense of $0.8 million for 2009. Included in other income for 2010 was a $1.7 million gain on sale of non–core intellectual property for which no intangible assets were recorded and a $1.1 million gain on forgiveness of debt from government subsidies in China. Included in other expense for 2009 was foreign currency losses of $4.7 million, partially offset by a $1.4 million gain on forgiveness of debt from government subsidies in China and a $1.2 million gain on extinguishment of debt.

		2010		2009
Income tax provision	$	17,839	$	1,302

We recognized income tax expense of $17.8 million for 2010, resulting in an effective tax rate of 18.2%, as compared to 11.7% for 2009. Our effective tax rate compared with the same period last year was higher as it was impacted by additional income in higher-taxed jurisdictions. This was partially offset by provision-to-return adjustments and the non-cash tax benefit from reversing valuation allowances on deferred tax assets from U.S. and U.K. loss carryforwards. In 2009, the effective tax rate was impacted by the non-cash income tax expense of approximately $7.5 million associated with repatriating earnings of foreign subsidiaries to the U.S. parent. This was partially offset by provision-to-return adjustments recorded in 2009.

		2010		2009
Noncontrolling interest	$	3,531	$	2,335

Noncontrolling interest primarily represents the minority investor's share of the earnings of our China and Taiwan subsidiaries for 2010 and 2009. The joint venture investments were eliminated in the consolidations of our financial statements, and the activities of our China and Taiwan subsidiaries were included therein. The noncontrolling interest in the subsidiaries and their equity balances are reported separately in the consolidation of our financial statements, and the activities of these subsidiaries are included therein.

		2010		2009
Net income attributable to common stockholders	$	76,733	$	7,513

Net income attributable to common stockholders increased 927.9% to $76.7 million (or $1.74 basic earnings per share and $1.68 diluted earnings per share) for 2010, compared to $7.5 million (or $0.18 basic earnings per share and $0.17 diluted earnings per share) for 2009, due primarily to increased net sales and improved gross profit.

Year 2009 Compared to Year 2008

		2009		2008
Net sales	$	434,357	$	432,785

Net sales for 2009 increased $1.6 million to $434.4 million from $432.8 million for 2008. During 2009, we experienced a 2.5% increase in units sold and a 2.1% decrease in average selling prices ("ASP"). Net sales remained relativity flat year over year even though toward the end of 2008 and the beginning of 2009, we experienced a sales decrease in all industry segments, primarily due to the global economic downturn, as well as a decrease in our wafer fabrication facilities and subcontracting business. Toward the end of 2009, we began to see net sales levels return to the levels in 2008, before the global economic downturn.

The following table sets forth the geographic breakdown of our net sales for the periods indicated based on the country to which the product is billed:

	Net sales for the year ended December 31		Percentage of net sales	
	2009	2008	2009	2008
China	$ 131,914	$ 130,045	30.4%	30.0%
Taiwan	122,502	118,577	28.2%	27.4%
United States	75,185	85,906	17.3%	19.8%
Korea	27,223	21,901	6.3%	5.1%
Germany	17,926	17,021	4.1%	3.9%
Singapore	17,438	14,852	4.0%	3.4%
U.K.	14,429	12,821	3.3%	3.1%
All Others	27,740	31,662	6.4%	7.3%
Total	$ 434,357	$ 432,785	100.0%	100.0%

	2009	2008
Cost of goods sold	$ 313,150	$ 300,257
Gross profit	$ 121,207	$ 132,528
Gross profit margin	27.9%	30.6%

Cost of goods sold increased $12.9 million, or 4.3%, for 2009 to $313.2 million, compared to $300.3 million for 2008. As a percent of sales, cost of goods sold increased from 69.4% for 2008 to 72.1% for 2009. Our average unit cost ("AUP") increased approximately 1.1%. The increase in cost of goods sold and the percentage of sales increase was due to the lower capacity utilization in our manufacturing operations mainly due to the global economic downturn.

Gross profit for 2009 decreased 8.5% to $121.2 million from $132.5 million for 2008. Gross profit as a percentage of net sales was 27.9% for 2009, compared to 30.6% for 2008. The decreased gross margin was primarily due to lower capacity utilization in our manufacturing operations caused by the global economic downturn.

	2009	2008
SG&A	$ 70,396	$ 68,373

SG&A for 2009 increased $2.0 million, or 3.0%, to $70.4 million, compared to $68.4 million for 2008, due primarily to additional SG&A expenses related to the Zetex operations, partially offset by the decrease in overall expense in connection with our cost reduction initiatives that were implemented during the first quarter of 2009. SG&A, as a percentage of net sales, was 16.2% in 2009, compared to 15.8% in 2008.

	2009	2008
R&D	$ 23,757	$ 21,882

R&D for 2009 increased $1.9 million to $23.8 million, or 5.5% of net sales, from $21.9 million, or 5.1% of net sales, for 2008. The increase was due primarily to additional R&D expenses related to the Zetex operations, partially offset by the decrease in overall expense in connection with our cost reduction initiatives that were implemented during the first quarter of 2009.

	2009	2008
Amortization of acquisition-related intangible assets	$ 4,665	$ 3,706

Amortization of acquisition-related intangibles for 2009 increased $1.0 million to $4.7 million from $3.7 million for 2008. The increase was due primarily to the acquisition of Zetex, which occurred in June 2008.

	2009	2008
In-process research and development ("IPR&D")	$ -	$ 7,865

During the third quarter of 2008, per SFAS No. 141, we recorded an approximately $7.9 million one-time, non-cash expense associated with the identification of acquired intangible IPR&D in connection with the acquisition of Zetex, which had not yet reached technological feasibility and had no alternative future use as of the acquisition date.

	2009	2008
Interest income	$ 4,871	$ 11,991

Interest income for 2009 decreased to $4.9 million, compared to $12.0 million for 2008, due primarily to a decrease in interest income earned on our short-term investment securities. Interest income for 2009 was impacted by the interruption in the ARS auction markets.

	2009	2008
Interest expense	$ 7,471	$ 9,044

Interest expense for 2009 was $7.5 million, compared to $9.0 million for 2008. The $1.6 million decrease is due primarily to the reduced interest paid due to the repurchase and retirement of $94.9 million par value of Notes during the fourth quarter of 2008 and throughout 2009. The decrease in interest expense was partially offset by the interest expense charged in connection with our "no net cost" loan with the offsetting interest earned being recorded in interest income.

	2009	2008
Amortization of debt discount	$ 8,302	$ 10,690

Amortization of debt discount for 2009 was $8.3 million, compared to $10.7 million for 2008. The $2.4 million decrease in amortization of debt discount was due primarily to the repurchase and retirement of $94.9 million par value of Notes during the fourth quarter of 2008 and throughout 2009.

	2009	2008
Other income (expense)	$ (777)	$ 9,501

Other expense for 2009 was $0.8 million, compared to other income of $9.5 million for 2008. The $10.3 million decrease was due primarily to a $15.7 gain from extinguishment of debt (in the fourth quarter of 2008, we repurchased $46.5 million of our Notes for approximately $23.2 million in cash) in 2008, offset by foreign currency transaction losses.

Income tax provision	**2009**	**2008**
	$ 1,302	$ (2,158)

We recognized income tax expense of $1.3 million for 2009, resulting in an effective tax rate of 11.7%, as compared to (7.6)% for 2008. Our higher effective tax rate compared with the same period of the prior year was impacted by the non-cash income tax expense of approximately $7.5 million associated with repatriating earnings of foreign subsidiaries to the U.S. This was partially offset by provision-to-return adjustments recorded in 2009.

Noncontrolling interest	**2009**	**2008**
	$ 2,335	$ 2,290

Noncontrolling interest primarily represents the minority investor's share of the earnings of our China and Taiwan subsidiaries for 2008 and 2009. The joint venture investments were eliminated in the consolidations of our financial statements, and the activities of our China and Taiwan subsidiaries were included therein. The noncontrolling interest in the subsidiaries and their equity balances are reported separately in the consolidation of our financial statements, and the activities of these subsidiaries are included therein.

Net income attributable to common stockholders	**2009**	**2008**
	$ 7,513	$ 28,239

Net income attributable to common stockholders decreased 73.4% to $7.5 million (or $0.18 basic earnings per share and $0.17 diluted earnings per share) for 2009, compared to $28.2 million (or $0.69 basic earnings per share and $0.66 diluted earnings per share) for 2008, due primarily to the global decrease in demand for our products we experienced during most of 2009.

Financial Condition

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, funds from operations and borrowings under our credit facilities. As of December 31, 2010, we have a U.S. credit agreement for a $10 million revolving credit facility and a $10 million uncommitted facility with no outstanding borrowings and have foreign credit facilities giving us total borrowing capacities of approximately $46.7 million of which approximately $3.3 million has been used for import and export guarantees. Our primary liquidity requirements have been to meet our inventory and capital expenditure needs and to fund on-going operations. For 2010, 2009 and 2008, our working capital was $289.4 million, $354.3 million, and $209.6 million, respectively. Our working capital decreased in 2010 mainly due to our Notes being reclassified from long-term debt to current liabilities, partially offset by an increase in cash, accounts receivables and inventories. We expect cash generated by our U.S. and international operations, together with existing cash, cash equivalents, and available credit facilities to be sufficient to cover cash needs for working capital and capital expenditures for at least the next 12 months.

On October 12, 2006, we issued and sold convertible senior notes with an aggregate principal amount of $230 million due 2026 (the "Notes"), which pay 2.25% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2007. During 2010, 2009 and 2008, we repurchased $60.9 million principal amount of the Notes for approximately $34.5 million in cash and $34.8 million principal amount of the Notes in exchange for approximately $31.4 million in shares of Common Stock. As of December 31, 2010, we have repurchased a total of $95.7 million principal amount of Notes. On October 1, 2011, the holders of our Notes can require us to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. Therefore, during the fourth quarter of 2010, we reclassified our Notes from long-term debt to current liabilities. Should the holders choose to require us to purchase their Notes, we will be required to use available funds and/or seek alternative means to service the debt. See Notes 1 and 10 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

In 2010, 2009 and 2008, our capital expenditures were $86.6 million, $25.9 million and $53.4 million, respectively. Our capital expenditures for these periods were primarily related to manufacturing expansion in our facilities in China and, to a lesser extent, our wafer fabrication facility in the U.S. and office buildings in the U.S. and China. Capital expenditures for 2010 were approximately 14.1% of our net sales, which is an increase from our historical 10% to 12% model of net sales model as we increased capacity due to increased demand.

On October 29, 2008, we reached a settlement with UBS AG and affiliates ("UBS AG"), in regard to our ARS portfolio, which gave us the option to "put" the ARS portfolio back to UBS AG at any time from June 30, 2010 through July 2, 2012 at par value in exchange for cash. As part of our settlement with UBS AG, on November 4, 2008, we accepted an offer of a "no net cost" loan with one of its affiliates, UBS BANK USA ("UBS Bank"), which was collateralized by our ARS portfolio. Under the "no net cost" loan, the interest rate we paid on the "no net cost" loan did not exceed the interest rate earned on the pledged ARS portfolio. On November 10, 2009, we received a credit line of up to the full par value of our ARS portfolio. On June 30, 2010, we put back our ARS portfolio to UBS AG at par value pursuant to the settlement agreement. Upon exercise of the put option, we liquidated our ARS, for cash and used the proceeds to fully repay the related "no net cost" loan with UBS Bank.

During 2010, we announced an investment agreement with the Management Committee of the CDHT. Under this agreement, we have agreed to form a joint venture with a Chinese partner, Chengdu Ya Guang Electronic Company Limited, to establish a semiconductor manufacturing facility for the purpose of providing surface mounted component production, assembly and testing, and integrated circuit assembly and testing in Chengdu, People's Republic of China. We initially will own at least 95% of the joint venture. The manufacturing facility will be developed in phases over a ten year period, and we are expected to contribute at least $47.5 million to the joint venture in installments during the first three years. The CDHT will grant the joint venture a fifty year land lease, provide temporary facilities for up to three years at a subsidized rent while the joint venture builds the manufacturing facility and provide corporate and employee tax incentives, tax refunds, subsidies and other financial support to the joint venture and its qualified employees. If the joint venture fails to achieve specified levels of investment, the investment agreement allows for a renegotiation as well as the option to repay a portion of such financial support. This is a long-term, multi-year project that will provide additional capacity once we have reached the maximum production capacity at our Shanghai facilities in the next few years.

Discussion of Cash Flows

Cash and cash equivalents have increased from $103.5 million at December 31, 2008, to $242.0 million at December 31, 2009, then increased to $270.9 million at December 31, 2010. The increase from 2008 to 2009 was primarily due to net cash provided by operating activities and drawing up to the full value of the "no net cost" loan. The increase during 2010 was primarily due to net cash provided by operating activities.

	Year Ended December 31,					
	2010	**2009**	**Change**	**2009**	**2008**	**Change**
Net cash provided by operating activities	$ 118,005	$ 65,527	$ 52,478	$ 65,527	$ 57,171	$ 8,356
Net cash provided by (used by) investing activities	209,569	1,860	207,709	1,860	(203,501)	205,361
Net cash provided by (used by) financing activities	(295,349)	67,915	(363,264)	67,915	196,868	(128,953)
Effect of exchange rates on cash and cash equivalents	(3,277)	3,155	(6,432)	3,155	(3,221)	6,376
Net increase in cash and cash equivalents	$ 28,948	$ 138,457	$ (109,509)	$ 138,457	$ 47,317	$ 91,140

Operating Activities

Net cash provided by operating activities during 2010 was $118.0 million, resulting primarily from $80.3 million of net income in the period, $47.4 million of depreciation and amortization, $12.7 million increase in income tax payable, $13.1 million from non-cash share-based compensation, $15.0 million increase in accounts payable and accrued liabilities and $7.7 million from amortization of discount on Notes, partially offset by a $30.4 million increase in inventory and a $23.6 million increase in accounts receivables. Net cash provided by operating activities was $65.5 million for 2009 and $57.2 million for 2008.

Net cash provided by operating activities increased by $52.5 million from 2009 to 2010. This increase resulted primarily from an increase in net income (from $9.9 million in 2009 to $80.3 million in 2010), partially offset by a $30.4 million increase in inventory.

Net cash provided by operating activities increased by $8.5 million from 2008 to 2009. This increase resulted primarily from a $18.7 million increase in net working capital and a $14.5 million decrease in gain from extinguishment of debt, partially offset by a $20.7 million decrease in net income (from $30.5 million in 2008 to $9.9 million in 2009).

Investing Activities

Net cash provided by investing activities for 2010 was $209.6 million, resulting primarily from $296.6 million in proceeds from sale of securities, offset by $88.8 million in capital expenditures.

Net cash provided by investing activities for 2009 was $1.9 million, resulting primarily from $24.0 million in proceeds from sale of securities, offset by $22.5 million in capital expenditures.

Net cash used by investing activities for 2008 was $203.5 million, resulting primarily from $153.2 million in acquisitions, net of cash acquired and $53.2 million in capital expenditures.

Financing Activities

Net cash used by financing activities for 2010 was $295.3 million, resulting primarily from $303.2 million in repayments of lines of credit and short-term debt, which was mainly the repayment of our "no net cost" loan.

Net cash provided by financing activities for 2009 was $67.9 million, resulting primarily from the proceeds of lines of credit and short-term debt of $126.6 million, mainly from the "no net cost" loan, partially offset by $45.1 million in repayments of short-term debt and $13.4 million in repayments of long-term debt.

Net cash provided by financing activities for 2008 was $196.9 million, resulting primarily from the proceeds of long-term debt of $212.7 million from the "no net cost" loan, partially offset by $24.5 million in repayments of long-term debt.

Debt instruments

On November 25, 2009 we entered into a credit agreement with Bank of America, N.A. ("Bank of America") as modified by a certain letter dated as of March 31, 2010, the First Amendment to Credit Agreement dated as of July 16, 2010, the Second Amendment to Credit Agreement dated as of November 24, 2010 and the Third Amendment to Credit Agreement dated as of February 4, 2011 (collectively the "Credit Agreement"). The Credit Agreement provides for a $10 million revolving credit facility (the "Revolver") and a $10 million uncommitted facility (the "Uncommitted Facility"). The Revolver includes a $1.5 million sublimit for letters of credit. Both the Revolver and the Uncommitted Facility mature on November 23, 2011 (the "Maturity Date"). The proceeds under the Revolver and the Uncommitted Facility may be used for general corporate purposes, to finance temporary cash shortages and to minimize taxes associated with moving cash between countries. As of December 31, 2010, there were no amounts outstanding under the Revolver or the Uncommitted Facility.

Under the Revolver, we may borrow through Base Rate Committed Loans in United States Dollars ("USD"), or through Eurocurrency Rate Committed Loans in USD, Euros or British Pounds Sterling. Base Rate Committed Loans bear interest on the outstanding principal amount from the applicable borrowing date at a rate per annum equal to the Federal Funds Rate plus one half of one percent (0.50%) per annum. Eurocurrency Rate Committed Loans bear interest on the outstanding principal amount at a rate per annum equal to the LIBOR 1 Month Fixed Rate plus three percent (3%) per annum.

Under the Uncommitted Facility, we may borrow only in USD, and each borrowing will bear interest on the outstanding principal amount from the applicable borrowing date at the rate per annum quoted to us by Bank of America and accepted by us prior to such borrowing. Each borrowing under the Uncommitted Facility and accrued and unpaid interest thereon, shall be due and

payable, on the earlier of (a) the Maturity Date, or (b) a date set by Bank of America and accepted by us prior to such borrowing under the Uncommitted Facility.

We may prepay any borrowing under the Revolver or the Uncommitted Facility in full or in part at any time; however, we shall repay to Bank of America on the Maturity Date the aggregate principal amount of any borrowing under the Revolver or the Uncommitted Facility outstanding on such date.

As part of the Credit Agreement, we and each of our subsidiaries (including Diodes Zetex Limited) agreed to have Bank of America as our principal depository bank, including for the maintenance of business, operating and administrative deposit accounts.

Any borrowing and obligations under the Revolver or under the Uncommitted Facility is secured by accounts, chattel paper, deposit accounts and inventory, and all dividends, distributions, and income attributable to proceeds, products, additions to, substitutions, replacements and supporting obligations for, model conversions, and accessions of the foregoing, of us and of certain of our subsidiaries. Certain subsidiaries of ours also guaranty any borrowing and obligations and pledge their interests to Bank of America in certain subsidiary stock owned by such subsidiary guarantors.

In addition, the Credit Agreement contains certain restrictive and financial covenants, including, but not limited to, us maintaining on a consolidated basis a Fixed Charge Coverage Ratio of not less than 2.00 to 1.0 and a Quick Ratio of not less than 1.50 to 1.0 (excluding our Notes for both ratios).

As of December 31, 2010, our U.S., Asia and Europe subsidiaries have available lines of credit of up to an aggregate of approximately $50 million, with several financial institutions. These lines of credit, except for one Taiwanese credit facility, are collateralized by each subsidiary's premises, are unsecured, uncommitted and, in some instances, may be repayable on demand. Loans under these lines of credit bear interest at LIBOR or similar indices plus a specified margin. At December 31, 2010, there were no amounts outstanding on these lines of credit, and the interest rates ranged from 1.4% to 1.9%. See Note 10 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

On October 12, 2006, we issued and sold convertible senior notes with an aggregate principal amount of $230 million due 2026 (the "Notes"), which pay 2.25% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2007. During 2010, 2009 and 2008, we repurchased $60.9 million principal amount of the Notes for approximately $34.5 million in cash and $34.8 million principal amount of the Notes in exchange for approximately $31.4 million in shares of Common Stock. As of December 31, 2010, we have repurchased a total of $95.7 million principal amount of Notes. On October 1, 2011, the holders of our Notes can require us to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. Therefore, during the fourth quarter of 2010, we reclassified our Notes from long-term debt to current liabilities. Should the holders choose to require us to purchase their Notes, we will be required to use available funds and/or seek alternative means to service the debt. See Notes 1 and 10 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

We may from time to time seek to repurchase our outstanding debt in the open market, in privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Off-Balance Sheet Arrangements

We do not have any transactions, arrangements and other relationships with unconsolidated entities that will affect our liquidity or capital resources. We have no special purpose entities that provided off-balance sheet financing, liquidity or market or credit risk support, nor do we engage in leasing, hedging or research and development services, that could expose us to liability that is not reflected on the face of our financial statements.

Contractual Obligations

The following table represents our contractual obligations as of December 31, 2010:

Payments due by period (in thousands)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	**$ 3,811**	$ 419	$ 839	$ 614	$ 1,939
Capital leases	**1,838**	340	680	681	137
Operating leases	**15,142**	5,906	8,843	393	-
Defined benefit obligations	**24,863**	1,566	3,131	3,131	17,035
Purchase obligations	**6,540**	6,540	-	-	-
Other obligations (1)	**47,500**	-	47,500	-	-
Total obligations	**$ 99,694**	**$ 14,771**	**$ 60,993**	**$ 4,819**	**$ 19,111**

(1) See Note 20 of "Notes to Consolidated Financial Statements" for additional information.

On October 1, 2011, holders of our Notes may require us to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. Therefore, as of December 31, 2010, the Notes are classified as short-term debt and not included in the above table.

Tax liabilities are not included in the above contractual obligations as we can not make reasonable estimates of the amount and period in which those tax liabilities would be paid. See *"Accounting for income taxes"* below and Note 15 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates, which are based upon historical experiences, market trends and financial forecasts and projections, and upon various other assumptions that management believes to be reasonable under the circumstances at that certain point in time. Actual results may differ, significantly at times, from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates affect the significant estimates and judgments we use in the preparation of our consolidated financial statements, and may involve a higher degree of judgment and complexity than others.

Revenue recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists, when delivery has occurred, when the price to the buyer is fixed or determinable and when collectability of the receivable is reasonably assured. These elements are met when title to the products is passed to the buyers, which is generally when product is shipped to the customers. Generally, we recognize revenue upon shipment to manufacturers (direct ship) as well as upon sales to distributors using the "sell in" model, which is when product is shipped to the distributors (point of purchase).

Certain customers have limited rights of return and/or are entitled to price adjustments on products held in their inventory or upon sale to their end customers. We reduce net sales in the period of sale for estimates of product returns, distributor price adjustments and other allowances. Our reserve estimates are based upon historical data as well as projections of sales, distributor inventories, price adjustments, average selling prices and market conditions. Actual returns and adjustments could be significantly different from our estimates and provisions, resulting in an adjustment to net sales.

We record allowances/reserves for the following items: (i) ship and debit, which arise when we, from time to time based on market conditions, issue credit to certain distributors upon their shipments to their end customers, (ii) stock rotation, which are contractual obligations that permit certain distributors, twice a year, to return a portion of their inventory based on historical shipments

to them in exchange for an equal and offsetting order, and (iii) price protection, which arise when market conditions cause average selling prices to decrease and we issue credit to certain distributors on their inventory.

Ship and debit reserves are recorded as a reduction to net sales with a corresponding reduction to accounts receivable. Stock rotation reserves are recorded as a reduction to net sales with a corresponding reduction to cost of goods sold for the estimated cost of inventory that is expected to be returned. Price protection reserves are recorded as a reduction to net sales with a corresponding increase in accrued liabilities.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the first-in, first-out method. On an on-going basis, we evaluate our inventory for obsolescence and slow-moving items. This evaluation includes analysis of sales levels, sales projections, and purchases by item, as well as raw material usage related to our manufacturing facilities. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis. If future demand or market conditions are different than our current estimates, an inventory adjustment may be required, and would be reflected in cost of goods sold in the period the revision is made.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the tax jurisdictions in which we operate. This process involves using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of our assets and liabilities. Deferred tax accounting requires that we evaluate net deferred tax assets by jurisdiction to determine if these assets will more likely than not be realized in the foreseeable future. This test requires the consideration of the reversal of temporary differences between book and tax basis, the projection of our taxable income into future years and the use of tax planning strategies to determine if it is more likely than not that we will realize the tax assets. This analysis requires considerable judgment and is subject to change to reflect future events and changes in the tax laws.

We are involved in various tax matters, some of whose outcome is uncertain. For purposes of evaluating whether or not a tax position is uncertain (i) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (ii) technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (iii) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken. A tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits, and the tax benefit of a qualifying position is the largest amount of tax benefits that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information.

Goodwill and long-lived assets

Goodwill is the cost of an acquisition less the fair value of the net assets of the acquired business. We test goodwill for impairment on an annual basis, on October 1, and between annual tests if indicators of potential impairment exist. The fair value of the reporting units was calculated using the income approach and the market approach. Under the income approach, the fair value of the reporting units was calculated by estimating the present value of associated future cash flows. Under the market approach, the fair value was calculated using the guideline public company method and the mergers and acquisitions method. We determined that the fair value of the reporting units exceeds the carrying value of units, thus indicating that the goodwill was not impaired as of October 1, 2010.

We assess the impairment of certain long-lived assets at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the recoverability of our long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value using a discounted cash flow analysis.

Share-based compensation

We use the Black-Scholes-Merton model to determine the fair value of stock options on the date of grant. The amount of compensation expense recognized using the Black-Scholes-Merton model requires us to exercise judgment and make assumptions relating to the factors that determine the fair value of our stock option grants. The fair value calculated by this model is a function of several factors, including the grant price, the expected future volatility, the expected term of the option and the risk-free interest rate of the option. The expected term and expected future volatility of the options require our judgment. In addition, we are required to

estimate the expected forfeiture rate and only recognize expense for those stock options expected to vest. We estimate the forfeiture rate based on historical experience and to the extent our actual forfeiture rate is different from our estimate, share-based compensation expense is adjusted accordingly. Restricted stock grants are measured based on the fair market value of the underlying stock on the date of grant.

Fair value measurements

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an assets or liability. Fair value is based on a hierarchy of valuation techniques, which is determined on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices for identical instruments in active markets.
Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our defined benefit plan assets are valued under methods of fair value. All of the securities held by the plan are publicly traded and highly liquid. Therefore, the majority of the securities are valued under Level 1 and one security is valued under Level 2 using quoted prices for identical or similar securities.

Defined benefit plan

We maintain a pension plan covering certain of our employees in the U.K. and Germany. For financial reporting purposes, the net pension and supplemental retirement benefit obligations and the related periodic pension costs are calculated based upon, among other things, assumptions of the discount rate for plan obligations, estimated return on pension plan assets and mortality rates. These obligations and related periodic costs are measured using actuarial techniques and assumptions. The projected unit credit method is the actuarial cost method used to compute the pension liabilities and related expenses. See *"Fair value measurements"* above in regard to pension plan assets.

Contingencies

From time to time, we are involved in a variety of legal matters that arise in the normal course of business. Based on information available, we evaluate the likelihood of potential outcomes. We record the appropriate liability when the amount is deemed probable and reasonably estimable. In addition, we do not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

Convertible Senior Notes

Our Notes may be settled for cash upon conversion. As such, we allocated a portion of the proceeds received from the issuance of the Notes between a liability and equity component by determining the fair value of the liability component using our nonconvertible borrowing rate. The effective rate of the liability component was determined by obtaining a comparable yield for nonconvertible notes with terms and conditions comparable to our Notes as of the date of issuance. The difference between the proceeds of the Notes and the fair value of the liability component was recorded as a discount on the debt with a corresponding offset to additional paid-in capital. The resulting debt discount is amortized as additional non-cash interest expense, which we refer to as amortization of debt discount, over the expected life of the Notes using the effective interest method.

Recently Issued Accounting Pronouncements

See Note 1 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information regarding the status of recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We face exposure to adverse movements in foreign currency exchange rates, primarily in Asia and Europe. Our foreign currency risk may change over time as the level of activity in foreign markets grows and could have a material adverse impact upon our financial results. Certain of our assets, including certain bank accounts and accounts receivable, and liabilities exist in non–U.S. dollar denominated currencies, which are sensitive to foreign currency exchange fluctuations. These currencies are principally the Chinese Yuan, the Taiwanese dollar and the British Pound Sterling and, to a lesser extent, the Japanese Yen, the Euro and the Hong Kong dollar. In the future, we may enter into hedging arrangements designed to mitigate foreign currency fluctuations. See "Risk Factors – *We are subject to foreign currency risk as a result of our international operations.*" in Part I, Item 1A of this Annual Report for additional information.

Effect on Reporting Income

Certain of our subsidiaries' have a functional currency that differs from the currencies in which some of their expenses are denominated. Our income and expenses are based on a mix of currencies and a decline in one currency relative to the other currencies could adversely affect our results of operations. Furthermore, our results of operations are reported in U.S. dollars, which is our reporting currency. In the event the U.S. dollar weakens against a foreign currency, we will experience a currency transaction loss, which could adversely affect our results of operations. If a foreign currency were to weaken or (strengthen) by 1.0% against the U.S. dollar, we would experience currency transaction gain or (loss) of approximately $0.2 million per quarter.

Foreign Currency Transaction Risk

We also are subject to foreign currency risk arising from intercompany transactions that are expected to be settled in cash in the near term where the cash balances are held in denominations other than our subsidiaries' functional currency. If exchange rates weaken against the functional currency, we would incur a remeasurement gain in the value of the cash balances, and if the exchange rates strengthen against the functional currency, we would incur a remeasurement loss in the value of the cash balances, assuming the net monetary asset balances remained constant. Our ultimate realized gain or loss with respect to currency fluctuations will generally depend on the size and type of transaction, the size and currencies of the net monetary assets and the changes in the exchange rates associated with these currencies. If the Chinese Yuan, the Taiwanese dollar, the Euro and the British Pound Sterling were to weaken or (strengthen) by 1.0% against the U.S. dollar, we would experience currency transaction gain or (loss) of approximately $0.3 million. Net foreign exchange transaction gains or (losses) are included in other income and expense.

Foreign Currency Translation Risk

When our foreign subsidiaries' books are maintained in their functional currency, fluctuations in foreign currencies impact the amount of total assets and liabilities that we report for our foreign subsidiaries upon the translation of these amounts into U.S. dollars for reporting purposes. All elements of the subsidiaries financial statements, except for stockholders' equity accounts, are translated using a currency exchange rate. Assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Income and expense accounts denominated in foreign currencies are translated at the weighted–average exchange rate during the period presented. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income or loss within stockholders' equity in the consolidated balance sheets, which are accumulated in this account until sale or liquidation of the foreign entity investment, at which time they are reported as adjustments to the gain or loss on sale of investment.

Foreign Currency Denominated Defined Benefit Plans

We have a contributory defined benefit plan that covers certain employees in the U.K. and Germany. The defined benefit plan is closed to new entrants and frozen with respect to future benefit accruals. The retirement benefit is based on the final average compensation and service of each eligible employee. December 31 is our annual measurement date and on measurement date, defined benefit plan assets are determined based on fair value. Defined benefit plan assets consist primarily of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability. The net pension and supplemental retirement benefit obligations and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets and mortality rates. These obligations and related periodic costs are measured using actuarial techniques and assumptions. The projected unit credit method is the actuarial cost method used to compute the pension liabilities and related expenses.

As of December 31, 2010, the plan was underfunded and a liability of $24.9 million was reflected in our consolidated financial statements as a noncurrent liability. The amount recognized in accumulated other comprehensive income was a net loss of $15.9 million. If the British Pound Sterling were to (weaken) or strengthen by 1.0% against the U.S. dollar, we would experience currency translation liability (decrease) or increase of approximately $0.3 million. The weighted–average discount rate assumption used to determine benefit obligations as of December 31, 2010 was 5.4%. A 0.2% increase/(decrease) in the discount rate used to calculate the net period benefit cost for the year would reduce annual benefit cost by $0.1 million. A 0.1% increase/(decrease) in the discount rate used to calculate the year–end projected benefit obligation would increase/(decrease) the year–end projected benefit obligation by approximately $2.1 million. The expected return on plan assets is determined based on historical and expected future returns of the various assets classes and as such, each 1.0% increase/(decrease) in the expected rate of return assumption would increase/(decrease) the net period benefit cost by approximately $0.8 million. The asset value of the defined benefit plan has been volatile in recent years due primarily to wide fluctuations in the U.K. equity markets and bond markets. See "Risk Factors - *Due to the recent fluctuations in the United Kingdom's equity markets and bond markets, changes in actuarial assumptions for our defined benefit plan could increase the volatility of the plan's asset value, require us to increase cash contributions to the plan and have a negative impact on our results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

Interest Rate Risk

We have credit facilities with financial institutions in the U.S., Asia and Europe as well as other debt instruments with interest rates equal to LIBOR or similar indices plus a negotiated margin. A rise in interest rates could have an adverse impact upon our cost of working capital and our interest expense. As a matter of policy, we do not enter into derivative transactions for speculative purposes. As of December 31, 2010, our outstanding principal debt under our interest-bearing credit agreements was $138.4 million, including $134.3 million principal amount of convertible notes with a fixed interest rate of 2.25%. Based on an increase or decrease in interest rates by 1.0% for the year on our credit facilities, which currently have no outstanding borrowings, our annual interest rate expense would increase or decrease by approximately $0.5 million.

Political Risk

We have a significant portion of our assets in mainland China, Taiwan and the U.K. The possibility of political conflict between the any of these countries or with the U.S. could have a material adverse impact upon our ability to transact business through these important business channels and to generate profits. See "Risk Factors" – *Risks Related to our International Operations"* in Part I, Item 1A of this Annual Report for additional information.

Inflation Risk

Inflation did not have a material effect on net sales or net income in fiscal year 2010. A significant increase in inflation could affect future performance.

Credit Risk

The success of our business depends, among other factors, on the strength of the global economy and the stability of the financial markets, which in turn affect our customers' demand for our products, the ability of our customers to meet their payment obligations, the likelihood of customers canceling or deferring existing orders and end-user consumers' demand for items containing our products in the end-markets we serve. We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations, while at times providing extended terms. We believe that our exposure to concentrations of credit risk with respect to trade receivables is largely mitigated by dispersion of our customers over various geographic areas, operating primarily in electronics manufacturing and distribution. We believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

Item 8. **Financial Statements and Supplementary Data**

See Part IV, Item 15 "Exhibits and Financial Statement Schedules" for the Company's Consolidated Financial Statements and the notes and schedules thereto filed as part of this Annual Report.

Item 9. **Changes In and Disagreements With Accountants on Accounting and Financial Disclosure**

Not Applicable.

Item 9A. **Controls and Procedures**

Disclosure Controls and Procedures

Our Chief Executive Officer, Keh-Shew Lu, and Chief Financial Officer, Richard D. White, with the participation of the Company's management, carried out an evaluation of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer believe that, as of the end of the period covered by this report, our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be included in this report is:

- recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms; and
- accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions required disclosure.

Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity's disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors, mistakes or intentional circumvention of the established processes.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and the Chief Financial Officer and implemented by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). This evaluation included review of the documentation of controls, testing of operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Moss Adams LLP, an independent registered public accounting firm, has audited and reported on the consolidated financial statements of Diodes Incorporated and on the effectiveness of our internal control over financial reporting. The report of Moss Adams LLP is contained in this Annual Report.

Changes in Controls over Financial Reporting

There was no change in our internal control over financial reporting, known to the Chief Executive Officer or the Chief Financial Officer, that occurred during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. **Other Information**

None.

PART III

Item 10. **Directors, Executive Officers and Corporate Governance**

The information concerning the directors, executive officers and corporate governance of the Company is incorporated herein by reference from the section entitled "Proposal One – Election of Directors" contained in the definitive proxy statement of the Company to be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year end of December 31, 2010, for its annual stockholders' meeting for 2011 (the "Proxy Statement").

We have adopted a code of ethics that applies to our Chief Executive Officer and senior financial officers. The code of ethics has been posted on our website under the Corporate Governance portion of the Investor Relations section at www.diodes.com. We intend to satisfy disclosure requirements regarding amendments to, or waivers from, any provisions of our code of ethics on our website.

Item 11. **Executive Compensation**

The information concerning executive compensation is incorporated herein by reference from the section entitled "Proposal One – Election of Directors" contained in the Proxy Statement.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information concerning the security ownership of certain beneficial owners and management and related stockholder matters is incorporated herein by reference from the section entitled "General Information – Security Ownership of Certain Beneficial Owners and Management" and "Proposal One - Election of Directors" contained in the Proxy Statement.

Item 13. **Certain Relationships, Related Transactions and Director Independence**

The information concerning certain relationships, related transactions and director independence is incorporated herein by reference from the section entitled "Proposal One – Election of Directors – Certain Relationships, Related Transactions and Director Independence" and "Proposal One – Elections of Directors" contained in the Proxy Statement.

Item 14. **Principal Accountant Fees and Services**

The information concerning the Company's principal accountant's fees and services is incorporated herein by reference from the section entitled "Ratification of the Appointment of Independent Registered Public Accounting Firm" contained in the Proxy Statement.

PART IV

Item 15. **Exhibits, Financial Statement Schedules.**

(a) **Financial Statements and Schedules**

Our consolidated financial statements are as set forth under Item 8 of this report on Form 10-K.

(2) Schedules:

None

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements and note thereto.

(b) **Exhibits**

The exhibits listed on the Index to Exhibits at page 104 are filed as exhibits or incorporated by reference to this Annual Report.

(c) **Financial Statements of Unconsolidated Subsidiaries and Affiliates**

Not Applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Diodes Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheets of Diodes Incorporated and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2010. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also include performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diodes Incorporated and Subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Diodes Incorporated and Subsidiaries, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Moss Adams LLP
Los Angeles, California
February 28, 2011

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

December 31,	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 270,901	$ 241,953
Short-term investments	-	296,600
Accounts receivable, net	129,207	102,989
Inventories	120,689	89,652
Deferred income taxes, current	8,276	7,834
Prepaid expenses and other	11,679	11,591
Total current assets	540,752	750,619
PROPERTY, PLANT AND EQUIPMENT, net	200,745	162,988
DEFERRED INCOME TAXES, non-current	1,574	-
OTHER ASSETS		
Goodwill	68,949	68,075
Intangible assets, net	28,770	34,892
Other	5,760	5,324
Total assets	$ 846,550	$ 1,021,898

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except share data)

December 31,	2010	2009
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Lines of credit and short-term debt	$ -	$ 299,414
Accounts payable	70,057	62,448
Accrued liabilities	36,937	31,151
Income tax payable	15,412	2,641
Convertible senior notes	128,261	-
Current portion of long-term debt	418	373
Current portion of capital lease obligations	280	283
Total current liabilities	251,365	396,310
LONG-TERM DEBT, net of current portion		
Convertible senior notes	-	121,333
Long-term borrowings	3,393	3,464
CAPITAL LEASE OBLIGATIONS, net of current portion	1,380	1,669
DEFERRED INCOME TAXES, non current	-	7,743
OTHER LONG-TERM LIABILITIES	37,520	40,455
Total liabilities	293,658	570,974
COMMITMENTS AND CONTINGENCIES		
EQUITY		
Diodes Incorporated stockholders' equity		
Preferred stock - par value $1.00 per share; 1,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock - par value $0.66 2/3 per share; 70,000,000 shares authorized; 44,662,796 and 43,729,304 issued and outstanding at December 31, 2010 and December 31, 2009, respectively	29,775	29,153
Additional paid-in capital	231,842	211,618
Retained earnings	324,907	248,174
Accumulated other comprehensive loss	(45,080)	(48,311)
Total Diodes Incorporated stockholders' equity	541,444	440,634
Noncontrolling interest	11,448	10,290
Total equity	552,892	450,924
Total liabilities and equity	$ 846,550	$ 1,021,898

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)

Years ended December 31,	2010	2009	2008
NET SALES	$ 612,886	$ 434,357	$ 432,785
COST OF GOODS SOLD	388,017	313,150	300,257
Gross profit	224,869	121,207	132,528
OPERATING EXPENSES			
Selling, general and administrative	88,784	70,396	68,373
Research and development	26,584	23,757	21,882
Amortization of acquisition related intangible assets	4,425	4,665	3,706
Impairment of long-lived assets	144	-	-
In-process research and development	-	-	7,865
Restructuring	-	(440)	4,089
Total operating expenses	119,937	98,378	105,915
Income from operations	104,932	22,829	26,613
OTHER INCOME (EXPENSES)			
Interest income	2,842	4,871	11,991
Interest expense	(5,229)	(7,471)	(9,044)
Amortization of debt discount	(7,656)	(8,302)	(10,690)
Other	3,214	(777)	9,501
Total other income (expenses)	(6,829)	(11,679)	1,758
Income before income taxes and noncontrolling interest	98,103	11,150	28,371
INCOME TAX PROVISION (BENEFIT)	17,839	1,302	(2,158)
NET INCOME	80,264	9,848	30,529
Less: NET INCOME attributable to noncontrolling interest	(3,531)	(2,335)	(2,290)
NET INCOME attributable to common stockholders	$ 76,733	$ 7,513	$ 28,239
EARNINGS PER SHARE attributable to common stockholders			
Basic	$ 1.74	$ 0.18	$ 0.69
Diluted	$ 1.68	$ 0.17	$ 0.66
Number of shares used in computation			
Basic	44,146	42,237	40,709
Diluted	45,546	43,449	42,638

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands)
Years ended December 31, 2008, 2009 and 2010

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive gain (loss)	Total Diodes Incorporated Stockholders' equity	Noncontrolling interest	Total equity
	Shares	Amount						
BALANCE, December 31, 2007	40,173	$ 26,782	$ 155,675	$ 213,575	$ 900	$ 396,932	$ 7,163	$ 404,095
Comprehensive income, net of tax:								
Net income	-	-	-	28,239		28,239	2,290	30,529
Translation adjustment	-	-	-	-	(40,106)	(40,106)	-	(40,106)
Unrealized loss on defined benefit plan	-	-	-	-	(4,722)	(4,722)	-	(4,722)
Foreign currency loss on forward contracts	-	-	-	-	(4,511)	(4,511)	-	(4,511)
Total comprehensive loss						(21,100)	2,290	(18,810)
Common stock issued for share-based plans	1,206	804	2,153	-	-	2,957	-	2,957
Convertible senior notes	-	-	2,387	(1,153)	-	1,234	-	1,234
Share-based compensation	-	-	10,136	-	-	10,136	-	10,136
BALANCE, December 31, 2008	41,379	$ 27,586	$ 170,351	$ 240,661	$ (48,439)	$ 390,159	$ 9,453	$ 399,612
Comprehensive income, net of tax:								
Net income	-	-	-	7,513	-	7,513	2,335	9,848
Translation adjustment	-	-	-	-	7,963	7,963	-	7,963
Unrealized loss on defined benefit plan	-	-	-	-	(12,346)	(12,346)	-	(12,346)
Foreign currency gain on forward contracts	-	-	-	-	4,511	4,511	-	4,511
Total comprehensive income						7,641	2,335	9,976
Dividend to noncontrolling interest	-	-	-	-	-	-	(1,498)	(1,498)
Common stock issued for share-based plans	521	348	1,190	-	-	1,538	-	1,538
Common stock issued for repayment of debt	1,829	1,219	30,218	-	-	31,437	-	31,437
Convertible senior notes	-	-	(1,077)	-	-	(1,077)	-	(1,077)
Share-based compensation	-	-	10,936	-	-	10,936	-	10,936
BALANCE, December 31, 2009	43,729	$ 29,153	$ 211,618	$ 248,174	$ (48,311)	$ 440,634	$ 10,290	$ 450,924
Comprehensive income, net of tax:								
Net income	-	-	-	76,733	-	76,733	3,531	80,264
Translation adjustment	-	-	-	-	(1,519)	(1,519)	-	(1,519)
Unrealized gain on defined benefit plan	-	-	-		4,750	4,750	-	4,750
Total comprehensive income						79,964	3,531	83,495
Dividend to noncontrolling interest	-	-	-	-	-	-	(2,373)	(2,373)
Common stock issued for share-based plans	934	622	4,157	-	-	4,779	-	4,779
Excess tax benefit from share-based compensation	-	-	3,073	-	-	3,073	-	3,073
Convertible senior notes	-	-	(57)	-	-	(57)	-	(57)
Share-based compensation	-		13,051	-	-	13,051	-	13,051
BALANCE, December 31, 2010	**44,663**	**$ 29,775**	**$ 231,842**	**$ 324,907**	**$ (45,080)**	**$ 541,444**	**$ 11,448**	**$ 552,892**

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands) **Years ended December 31,**	**2010**	**2009**	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 80,264	$ 9,848	$ 30,529
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	47,365	42,507	37,941
Amortization of intangibles	4,431	4,665	3,706
Purchased in-process research and development	-	-	7,865
Amortization of convertible senior notes issuance costs	549	648	917
Amortization of discount on convertible senior notes	7,656	8,302	10,690
Share-based compensation	13,051	10,936	10,136
Excess tax benefit from share-based compensation	(3,073)	-	-
Loss (gain) on disposal of property, plant and equipment	(1,665)	67	(34)
Gain from extinguishment of debt	-	(1,164)	(15,696)
Deferred income taxes	(4,040)	(9,230)	(7,772)
Other	(464)	-	-
Changes in operating assets:			
Accounts receivable	(23,604)	(26,758)	24,880
Inventories	(30,388)	12,340	(20,336)
Prepaid expenses and other current assets	(2,290)	3,298	(3,657)
Changes in operating liabilities:			
Accounts payable	7,032	14,414	(11,239)
Accrued liabilities	8,022	(4,955)	(4,792)
Other liabilities	2,445	(210)	(508)
Income taxes payable	12,714	819	(5,459)
Net cash provided by operating activities	118,005	65,527	57,171
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions, net of cash acquired	-	(30)	(153,158)
Purchases of securities	-	-	(4,435)
Proceeds from sale of securities	296,600	24,025	7,282
Purchases of property, plant and equipment	(88,809)	(22,477)	(53,246)
Proceeds from sales of property, plant and equipment	2,163	342	56
Other	(385)	-	-
Net cash provided by (used by) investing activities	209,569	1,860	(203,501)
CASH FLOWS FROM FINANCING ACTIVITIES			
Advance on lines of credit and short term debt	3,762	126,563	55,114
Repayments on lines of credit and short-term debt	(303,192)	(45,084)	(49,016)
Net proceeds from the issuance of common stock	4,818	1,702	2,957
Excess tax benefit from share-based compensation	3,073	-	-
Dividend to noncontrolling interest	(2,300)	(1,498)	-
Proceeds from long-term debt	-	-	212,711
Repayments of long-term debt	(1,165)	(13,387)	(24,546)
Repayments of capital lease obligations	(268)	(381)	(352)
Other	(77)	-	-
Net cash provided by (used by) financing activities	(295,349)	67,915	196,868
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(3,277)	3,155	(3,221)
INCREASE IN CASH AND CASH EQUIVALENTS	28,948	138,457	47,317
CASH AND CASH EQUIVALENTS, beginning of year	241,953	103,496	56,179
CASH AND CASH EQUIVALENTS, end of year	$ 270,901	$ 241,953	$ 103,496

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands) **Years ended December 31,**	**2010**	**2009**	**2008**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 4,638	$ 10,518	$ 8,982
Income taxes	$ 9,617	$ 4,866	$ 7,290
Non-cash activities:			
Property, plant and equipment purchased on accounts payable	$ 2,229	$ (3,291)	$ (2,333)
Fair value of common stock issued for repayment of long-term debt	$ -	$ (31,437)	$ -
Acquisition:			
Fair value of assets acquired	$ -	$ -	$ (169,959)
Liabilities assumed	-	(30)	41,367
Cash acquired	-	-	(24,566)
Cash paid for the acquisition	$ -	$ (30)	$ (153,158)

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations – Diodes Incorporated and its subsidiaries (collectively, the "Company") is a leading global manufacturer and supplier of high-quality, application specific standard products within the broad discrete, logic and analog semiconductor markets, serving the consumer electronics, computing, communications, industrial and automotive markets. These products include diodes, rectifiers, transistors, MOSFETs, protection devices, functional specific arrays, single gate logic, amplifiers and comparators, Hall-effect and temperature sensors, power management devices including LED drivers, DC-DC switching and linear voltage regulators and voltage references along with special function devices including USB power switches, load switches, voltage supervisors and motor controllers. The products are sold primarily throughout Asia, North America and Europe.

Principles of consolidation – The consolidated financial statements include the accounts of Diodes Incorporated, its wholly-owned subsidiaries and its controlled majority-owned subsidiaries. The Company accounts for equity investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling interest, under the equity method, and it records its proportionate share of income or losses in interest and other, net in the consolidated statements of income. All significant intercompany balances and transactions have been eliminated.

Revenue recognition – Revenue is recognized when there is persuasive evidence that an arrangement exists, when delivery has occurred, when the price to the buyer is fixed or determinable and when collectability of the receivable is reasonably assured. These elements are met when title to the products is passed to the buyers, which is generally when product is shipped to the customers. Generally, the Company recognizes revenue upon shipment to manufacturers (direct ship) as well as upon sales to distributors using the "sell in" model, which is when product is shipped to the distributors (point of purchase).

Certain customers have limited rights of return and/or are entitled to price adjustments on products held in their inventory or upon sale to their end customers. The Company reduces net sales in the period of sale for estimates of product returns, distributor price adjustments and other allowances. The Company's reserve estimates are based upon historical data as well as projections of sales, distributor inventories, price adjustments, average selling prices and market conditions. Actual returns and adjustments could be significantly different from the Company's estimates and provisions, resulting in an adjustment to net sales.

The Company records allowances/reserves for the following items: (i) ship and debit, which arise when the Company, from time to time based on market conditions, issues credit to certain distributors upon their shipments to their end customers, (ii) stock rotation, which are contractual obligations that permit certain distributors, twice a year, to return a portion of their inventory based on historical shipments to them in exchange for an equal and offsetting order, and (iii) price protection, which arise when market conditions cause average selling prices to decrease and the Company issues credit to certain distributors on their inventory.

Ship and debit reserves are recorded as a reduction to net sales with a corresponding reduction to accounts receivable. Stock rotation reserves are recorded as a reduction to net sales with a corresponding reduction to cost of goods sold for the estimated cost of inventory that is expected to be returned. Price protection reserves are recorded as a reduction to net sales with a corresponding increase in accrued liabilities. Revenue is reduced in the period of sale for estimates of product returns and other allowances including distributor adjustments, which were approximately $31.5 million, $17.5 million and $12.5 million in 2010, 2009 and 2008, respectively.

Product warranty – The Company generally warrants its products for a period of one year from the date of sale. Historically, warranty expense has not been significant.

Cash and cash equivalents – The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash equivalents. The Company currently maintains substantially all of its day-to-day operating cash balances with major financial institutions.

Short-term investments – The Company's short-term investments in 2009 consisted primarily of auction rate securities ("ARS"), which were classified as trading securities. The Company classified the "put" option as a short-term investment as it was a free standing instrument tied to the ARS portfolio. As trading securities, both the ARS and the "put" option were recorded at fair value and gains and losses were recognized in the consolidated statements of income. On June 30, 2010, the Company put back its ARS portfolio to UBS AG at par value for cash pursuant to the settlement agreement with UBS AG. See Note 5 for additional information.

(Amounts in thousands except per share data)

Allowance for doubtful accounts – The Company evaluates the collectability of its accounts receivable based upon a combination of factors, including the current business environment and historical experience. If the Company is aware of a customer's inability to meet its financial obligations, it records an allowance to reduce the receivable to the amount it reasonably believes will be collected from the customer. For all other customers, the Company records an allowance based upon the amount of time the receivables are past due. If actual accounts receivable collections differ from these estimates, an adjustment to the allowance may be necessary with a resulting effect on operating expense. Accounts receivable are presented net of a valuation allowances, which were approximately $0.8 million, $0.7 million and $1.3 million in 2010, 2009 and 2008, respectively.

Inventories – Inventories are stated at the lower of cost or market value. Cost is determined principally by the first-in, first-out method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. Any write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently would not be marked up based on changes in underlying facts and circumstances. On an on-going basis, the Company evaluates inventory for obsolescence and slow-moving items. This evaluation includes analysis of sales levels, sales projections, and purchases by item, as well as raw material usage related to the Company's manufacturing facilities. If the Company's review indicates a reduction in utility below carrying value, it reduces inventory to a new cost basis. If future demand or market conditions are different than the Company's current estimates, an inventory adjustment may be required, and would be reflected in cost of goods sold in the period the revision is made.

Property, plant and equipment – Purchased property, plant and equipment is recorded at historical cost and acquired property, plant and equipment is recorded at fair value on the date of acquisition. Property, plant and equipment is depreciated using straight-line methods over the estimated useful lives, which range from 20 to 55 years for buildings and 3 to 10 years for machinery and equipment. The estimated lives of leasehold improvements range from 3 to 5 years, and are amortized over the shorter of the remaining lease term or their estimated useful lives.

Goodwill and other intangible assets –Goodwill is tested for impairment on an annual basis, on October 1, and between annual tests if indicators of potential impairment exist. The fair value of the reporting units was calculated using the income approach and the market approach. Under the income approach, the fair value of the reporting units was calculated by estimating the present value of associated future cash flows. Under the market approach, the fair value was calculated using the guideline public company method and the mergers and acquisitions method. No impairment of goodwill has been identified during any of the periods presented.

Convertible Senior Notes –The Company's 2.25% convertible senior notes due 2026 ("Notes") may be settled for cash upon conversion. As such, the Company is required to allocate a portion of the proceeds received from the issuance of the Notes between a liability and equity component by determining the fair value of the liability component using the Company's non-convertible borrowing rate. The effective rate of the liability component was determined to be 8.5%, which is a comparable yield for nonconvertible notes with terms and conditions comparable to the Company's Notes as of the date of issuance. The expected life of the Notes was determined to be five years as that is the earliest date in which the Notes can be put back to the Company at par value. As of December 31, 2010, nine months remain over which the discount of the liability will be amortized.

Debt issuance costs – In connection with the issuance of the Company's Notes, the Company incurred approximately $6.2 million of debt issuance costs, which primarily consisted of investment banker, legal and accounting fees. Of this amount, $4.6 million was capitalized as other assets and is being amortized as a component of interest expense using the straight-line method over the life of the Notes from issuance through October 12, 2011. Upon prepayment of debt, the related unamortized debt issuance costs are charged to expense. Unamortized debt issuance costs were $0.4 million at December 31, 2010. The remaining $1.6 million was recorded as part of additional paid-in capital and is not being amortized.

Impairment of long-lived assets – Certain of the Company's long-lived assets are reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company considers assets to be impaired if the carrying value exceeds the undiscounted projected cash flows from operations. If impairment exists, the assets are written down to fair value or to the projected discounted cash flows from related operations. As of December 31, 2010, the Company expects the remaining carrying value of assets to be recoverable. No impairment of long-lived assets has been identified during any of the periods presented. The weighted average amortization period for amortizable intangible assets is approximately 7.1 years.

Income taxes – Income taxes are accounted for using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of the Company's assets and liabilities. If it is more likely than not that some portion of deferred tax assets will not be realized, a valuation allowance is recorded.

(Amounts in thousands except per share data)

Generally accepted accounting principles in the United States of America ("GAAP") prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts.

Research and development costs – Research and development costs are expensed as incurred.

Shipping and handling costs – Shipping and handling costs for products shipped to customers, which are included in selling, general and administrative expenses, were $4.6 million, $2.9 million and $2.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Concentration of credit risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade accounts receivable. Credit risk is limited by the dispersion of the Company's customers over various geographic areas, operating primarily in electronics manufacturing and distribution. The Company performs on-going credit evaluations of its customers, and generally requires no collateral. Historically, credit losses have not been significant.

The Company currently maintains substantially all of its day-to-day cash balances with major financial institutions. Cash balances are usually in excess of Federal and/or foreign deposit insurance limits.

Valuation of financial instruments – The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, working capital line of credit, and long-term debt approximate fair value due to their current market conditions, maturity dates and other factors. Short-term investments, including trading securities and the "put" option related to the Company's ARS portfolio, were recorded at their estimated fair values with changes in fair value reflected in the consolidated statements of income, until June 30, 2010 when the Company put back its ARS portfolio to UBS AG at par value for cash pursuant to the settlement agreement with UBS AG. See Note 5 for additional information.

Use of estimates – The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results may differ from these estimates in amounts that may be material to the consolidated financial statements and accompanying notes.

Earnings per share – Earnings per share are based upon the weighted average number of shares of common stock and common stock equivalents outstanding, including those related to share-based compensation and convertible senior notes. Earnings per share are computed using the "treasury stock method." The convertible senior notes include a net share settlement feature which requires the Company to redeem the par amount of the note in cash and any remaining value, assuming the note is in-the-money, in incremental shares, cash, or a combination thereof. The net-share settled convertible, as structured, allows the Company to use the treasury stock method of calculating diluted earnings per share. The incremental value of the shares will be determined based on the average price of the Company's common stock over the reporting period. There are no shares in the earnings per share calculation for the years ended December 31, 2010, 2009 and 2008 related to the convertible senior notes as the average stock price did not exceed the conversion price and, therefore, there is no conversion spread.

(Amounts in thousands except per share data)

For the years ended December 31, 2010, 2009 and 2008, options and share grants outstanding for 2.1 million shares, 3.4 million shares and 1.1 million shares, respectively, of common stock have been excluded from the computation of diluted earnings per share because their effect was anti-dilutive.

	Year Ended December 31,		
	2010	2009	2008
Net income attributable to common stockholders for earnings per share computation	$ 76,733	$ 7,513	$ 28,239
Basic			
Weighted average number of common shares outstanding during the year	44,146	42,237	40,709
Basic earnings per share attributable to common stockholders	$ 1.74	$ 0.18	$ 0.69
Diluted			
Weighted average number of common shares outstanding used in calculating basic earnings per share	44,146	42,237	40,709
Add: incremental shares upon stock option exercise and non-vested stock awards	1,400	1,212	1,929
Weighted average number of common shares outstanding used in calculating diluted earnings per share	45,546	43,449	42,638
Diluted earnings per share attributable to common stockholders	$ 1.68	$ 0.17	$ 0.66

Share-based compensation – The Company uses the Black-Scholes-Merton model to determine the fair value of stock options on the date of grant and recognizes compensation expense for stock options on a straight-line basis. Restricted stock grants are measured based on the fair market value of the underlying stock on the date of grant and compensation expense for restricted stock grants is recognized on a straight-line basis over the requisite service period. In addition to the recognition of compensation expense, non-vested restricted stock grants are included in the diluted shares outstanding calculation.

The amount of compensation expense recognized using the Black-Scholes-Merton model requires the Company to exercise judgment and make assumptions relating to the factors that determine the fair value of its stock option grants. The fair value calculated by this model is a function of several factors, including the grant price, the expected future volatility, the expected term of the option and the risk-free interest rate of the option. The expected term and expected future volatility of the options require judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those stock options expected to vest. The Company estimates the forfeiture rate based on historical experience, and to the extent its actual forfeiture rate is different from its estimate, share-based compensation expense is adjusted accordingly.

Functional currencies and foreign currency translation – The functional currency for most of the Company's international operations is the U.S. dollar. However, some of its subsidiaries functional currency is their local currency, as the Company believes it is the appropriate currency. The Company believes the New Taiwan ("NT") dollar is the functional currency at Diodes Taiwan Inc. and the British Pound Sterling ("GBP") is the functional currency at Diodes Zetex Limited, which most appropriately reflects the current economic facts and circumstances of their operations. Assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Income and expense accounts denominated in foreign currencies are translated at the weighted-average exchange rate during the period presented. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income or loss within stockholders' equity in the consolidated balance sheets.

(Amounts in thousands except per share data)

The Company uses the U.S. dollar as the functional currency in Diodes Hong Kong Limited, Shanghai Kai Hong Electronic Co., Ltd. and Shanghai Kai Hong Technology Co., Ltd. as substantially all monetary transactions are made in U.S. dollars, and other significant economic facts and circumstances currently support that position. As these factors may change in the future, the Company periodically assesses its position with respect to the functional currency of its foreign subsidiaries. Included in other income are foreign exchange losses of $0.4 million, $4.7 million and $6.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Defined benefit plan – The Company maintains pension plans covering certain of its employees in the U.K. and Germany. For financial reporting purposes, the net pension and supplemental retirement benefit obligations and the related periodic pension costs are calculated based upon, among other things, assumptions of the discount rate for plan obligations, estimated return on pension plan assets and mortality rates. These obligations and related periodic costs are measured using actuarial techniques and assumptions. The projected unit credit method is the actuarial cost method used to compute the pension liabilities and related expenses.

Asset retirement obligations – The Company recognizes assets retirement obligations ("ARO's") when incurred, with the initial measurement at fair value. These liabilities are accreted to full value over time through charges to income. In addition, asset retirement costs are capitalized as part of the related asset's carrying value and are depreciated over the assets respective useful life. The Company's ARO's consist primarily of estimated costs to return leased property to its original condition. As of December 31, 2010 and 2009, the liabilities of $0.3 million for ARO's are included in the Company's consolidated balance sheet as other long-term liabilities.

Investment in joint ventures – Investment in joint ventures over which the Company does not have the ability to exercise significant influence and that, in general, are at least 20 percent owned are stated at cost plus equity in undistributed net income (loss) of the joint venture. These investments are evaluated for impairment, in which an impairment loss would be recorded whenever a decline in the value of an equity investment below its carrying amount is determined to be "other than temporary." In judging "other than temporary," the Company would consider the length of time and extent to which the fair value of the investment has been less than the carrying amount of the investment, the near-term and longer-term operating and financial prospects of the investee, and the Company's longer-term intent of retaining the investment in the investee. As of December 31, 2010 and 2009, the value of the Company's investment in joint ventures of $1.2 million and $0.5 million, respectively, are included in the Company's consolidated balance sheet as other assets.

Contingencies – From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. In addition, the Company does not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

Comprehensive income (loss) – GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss include foreign currency translation adjustments, unrealized gain or loss on defined benefit plan, foreign currency gain (loss) on forward contracts and other items. Accumulated other comprehensive loss was $(45.1) million, $(48.3) million and $(48.4) million at December 31, 2010, 2009 and 2008, respectively.

(Amounts in thousands except per share data)

Total Comprehensive Income (Loss)

	Twelve Months Ended December 31,		
	2010	**2009**	**2008**
Net income	$ 80,264	$ 9,848	$ 30,529
Translation adjustment	(1,519)	7,963	(40,106)
Unrealized gain (loss) on defined benefit plan, net of tax	4,750	(12,346)	(4,722)
Foreign currency gain (loss) on forward contracts, net of tax	-	4,511	(4,511)
Comprehensive income (loss)	83,495	9,976	(18,810)
Comprehensive income attributable to noncontrolling interest	3,531	2,335	2,290
Total comprehensive income (loss) attributable to common stockholders	$ 79,964	$ 7,641	$ (21,100)

There is no income tax expense or benefit associated with each component of comprehensive income. As of December 31, 2010, the accumulated balance for each component of comprehensive income are as follows:

Translation adjustment	$ (29,230)
Unrealized loss on defined benefit plan, net of tax	$ (15,850)

Reclassifications – Certain amounts from prior periods have been reclassified to conform to the current years' presentation.

Recently issued accounting pronouncements – In April 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-13, *Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades.* ASU No. 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The provisions of ASU No. 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, *Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition (A consensus of the FASB Emerging Issues Task Force).* ASU No. 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. An entity can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone was achieved only if the milestone meets all criteria to be considered substantive. The provisions of ASU No. 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASC No. 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force).* ASU No. 2010-28 addresses questions about entities that have reporting units with zero or negative carrying amounts. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent

(Amounts in thousands except per share data)

with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In addition, current GAAP will be improved by eliminating an entity's ability to assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. As a result, goodwill impairments may be reported sooner than under current practice. The provisions of ASC No. 2010-28 are effective for fiscal years, and interim periods within those years, beginning after Dec. 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations*. ASU No. 2010-29 clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The amendments expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company is currently in the process of determining the impact, if any, of the adoption of the ASU on its consolidated financial statements.

(Amounts in thousands except per share data)

NOTE 2 – BUSINESS ACQUISITIONS

Zetex Acquisition – On June 9, 2008, the Company completed the acquisition of all the outstanding ordinary capital stock of Zetex plc ("Zetex"), a company incorporated under the laws of England and Wales. The Zetex shareholders received 85.45 pence in cash per ordinary share, valuing the fully diluted share capital of Zetex at approximately $176.1 million (based on a USD:GBP exchange rate of 1.9778), excluding acquisition costs, fees and expenses.

As consideration for Zetex, the Company paid the following:

Purchase price (cost of shares)	$	176,138
Acquisition related costs		4,054
Total purchase price	$	180,192

In addition, in order to finance the acquisition, the Company entered into a margin loan agreement with UBS Financial Services Inc. for $165 million, collateralized by the Company's ARS portfolio. On November 4, 2008, the Company entered into a no net cost credit line ("no net cost") loan, which replaced the margin loan. On June 30, 2010, the Company fully repaid the "no net cost" loan. See Note 10 for additional information.

The results of operations of the Zetex acquisition have been included in the consolidated financial statements from June 1, 2008. The purpose of this acquisition was to create revenue, operating and cost synergies and to enhance the Company's leadership in discrete and analog solutions. In addition, the Company believes that the acquisition will strengthen and broaden its product offerings, including entry into the LED lighting and automotive markets and expand the Company's geographical footprint in the European markets.

The following table summarizes the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed at the date of acquisition:

		Final purchase price allocation on acquisition date
Assets acquired:		
Accounts receivable, net	$	13,445
Inventory		35,991
Prepaid expenses and other current assets		4,363
Property, plant and equipment, net		52,045
Other long-term assets		136
Trademarks and other intangible assets		48,274
Goodwill		51,345
Total assets acquired	$	205,599
Liabilities assumed:		
Accounts payable	$	6,057
Accrued expenses and other liabilities		17,978
Pension liability		10,873
Deferred tax liabilities		13,649
Other liabilities		3,846
Total liabilities assumed		52,403
Total net assets acquired, net of cash acquired	$	153,196

(Amounts in thousands except per share data)

The fair values and lives for amortization purposes assigned to acquired intangible assets are as follows:

Intangible asset		Fair value assigned	Estimated useful life (in years)
IPR&D:			
Power management	$	1,383	N/A
Lighting		3,952	N/A
Other		2,569	N/A
Total IPR&D		7,904	
Developed technology:			
Discretes		16,007	10
Power management		4,941	5
Lighting		3,360	5
ASIC		3,162	7
Other		2,174	2 to 7
Total developed technology		29,644	
Customer relationships		6,917	12
Trade name		3,162	Indefinite
Other intangibles		647	Various
Total intangibles acquired	**$**	**48,274**	

Subsequent to the acquisition, the Company evaluated and adjusted its inventory for a reasonable profit allowance, which is intended to permit the Company to report only the profits normally associated with its activities following the acquisition as it relates to the work-in-progress and finished goods inventory. As such, the Company increased its acquired inventory from Zetex by approximately $5.4 million, and subsequently recorded that increase, adjusted for foreign exchange rates, into cost of goods sold in the amount of approximately $5.2 million during 2008.

Acquired intangible in process research and development ("IPR&D"), which had not yet reached technological feasibility and had no alternative future use as of the date of acquisition in the amount of $7.9 million was expensed immediately in 2008, in accordance with SFAS No. 141, to research and development. IPR&D consists of: (i) power management, which includes power management chips that meet the requirements of a broad range of portable electronic equipment that demands a balance of efficiency, functionality, and size; (ii) lighting, which includes LED drivers that are developed for a range of applications including white LEDs for display backlighting, safety and security lighting, camera flash, architectural lighting, and automotive lighting, which maintains illumination while limiting battery power consumption; and (iii) other, including items such as audio, which includes class D amplifiers that efficiently deliver high quality audio. The risk adjusted discount rate used to determine the fair value of power management, lighting and other was 26%, 28% and 28%, respectively.

Amortization expense associated with identified intangible assets will approximate between $1.8 million and $3.8 million per year over the next 5 to 10 years. In addition, the Company expects goodwill to be deductible for tax purposes.

The following unaudited pro forma consolidated results of operations for the year ended December 31, 2008 has been prepared as if the acquisition of Zetex had occurred on January 1, 2008 (*unaudited*):

		Twelve Months Ended December 31, 2008
Net revenues	$	483,026
Net income	$	26,742
Net income per common share—Basic	$	0.66
Net income per common share—Diluted	$	0.63

The unaudited pro forma consolidated results of operations do not purport to be indicative of the results that would have been obtained if the above acquisition had actually occurred as of the dates indicated or of those results that may be obtained in the future. These unaudited pro forma consolidated results of operations were derived, in part, from the historical consolidated financial statements of Zetex and other available information and assumptions believed to be reasonable under the circumstances.

(Amounts in thousands except per share data)

NOTE 3 – FOREIGN CURRENCY HEDGING

As a multinational Company, sales transactions are denominated in a variety of currencies. In connection with the acquisition of Zetex, the Company acquired forward exchange contracts, designated as foreign-currency cash flow hedges, to reduce the potentially adverse effects of foreign-currency exchange rate fluctuations that occur from sales denominated in currencies other than the GBP, which is the functional currency of Zetex. The Company used these forward exchange contracts to hedge, thereby attempting to reduce the Company's overall exposure to the effects of currency fluctuations on cash flows. The Company does not permit speculation in financial instruments for profit on the exchange rate price fluctuation, trading in currencies for which there are no underlying exposures, or entering into trades for any currency to intentionally increase the underlying exposure.

As of December 31, 2009, the Company no longer held forward contracts as they matured during 2009. Additionally, for all periods presented, there was no significant impact on results of operations from discontinued cash flow hedges as a result of forecasted transactions that did not occur.

The following details the location and amount of gains and losses on derivative instruments in the consolidated statements of income for the years ended December 31:

December 31, 2009

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign exchange contracts	$ 961	Other income (expense)	$ (3,595)	Other income (expense)	$ -

December 31, 2008

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign exchange contracts	$ (9,119)	Other income (expense)	$ (3,578)	Other income (expense)	$ -

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

The Company uses valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. These two types of inputs create a three-tier fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs - Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

Due to lack of observable market quotes on the Company's ARS portfolio and "put" option, the fair value measurements were estimated using Level 3 inputs. The fair value was based on factors that reflect assumptions market participants would use in pricing, including, among others: relevant future market conditions including those that are based on the expected cash flow streams, the underlying financial condition and credit quality of the issuer and bond insurer, the percent of the Federal Family Education Loan Program ("FFELP") guaranty, and the maturity of the securities, as well as the market activity of similar securities. The valuation of the Company's ARS investment portfolio was subject to uncertainties that are difficult to predict and the future actual market prices may differ materially. See Note 5 for additional information regarding the Company's ARS portfolio.

On October 29, 2008, the Company reached a settlement with UBS AG and affiliates ("UBS AG"), in regard to its ARS portfolio, which gives the Company the option to "put" the ARS portfolio back to UBS AG at anytime during June 30, 2010 and July 2, 2012 at par value. The "put" option does not meet the definition of a derivative as the terms of the "put" option do not provide for net settlement as the Company must tender the ARS portfolio to receive the settlement and the ARS portfolio is not readily convertible to cash. Upon settlement, the Company elected the fair value option for the "put" option. Upon initial recognition of the "put" option, the Company recorded an asset and a gain for the fair value of the "put" option. Until the Company exercises its "put" option, it will adjust the fair value on a quarterly basis with corresponding changes in fair value to be reported in the consolidated statements of income.

Given that the "put" option was a free standing instrument and the rights are not transferable, the existence of the "put" option did not affect the separate determination of the fair value of the ARS portfolio since the price a market participant would be willing to pay for the ARS portfolio would not include the "put" option. Therefore, the "put" option cannot be considered in determining the value of the ARS portfolio.

(Amounts in thousands except per share data)

Upon reaching settlement with UBS AG, the Company transferred its ARS portfolio from an available-for-sale securities category to trading securities category. Although transfers into trading securities should be rare, the Company believes that the unprecedented failure of the ARS market and its settlement with UBS AG meets the conditions for such a rare transfer. When the Company made the transfer, all of the previously recorded unrealized losses in comprehensive income were included in the consolidated statement of income.

Since the Company elected to transfer its ARS portfolio from available-for-sale securities category to trading securities category and made the fair value election for the "put" option, all fair value changes for both were included in the consolidated statements of income, thereby creating accounting symmetry at both inception of the settlement and until the Company exercised its "put" option. See Notes 5 and 10 for additional information regarding the Company's settlement with UBS AG.

On June 30, 2010, the Company put back its ARS portfolio to UBS AG at par value pursuant to the settlement agreement with UBS AG. Upon exercise of the put option, the Company liquidated its ARS, for cash and used the proceeds to fully repay the related "no net cost" loan with UBS Bank.

Financial assets and liabilities carried at fair value as of December 31, 2009 are classified in the following tables:

Description	Level 1	Level 2	Level 3	Total
Short-term - trading securities	$ -	$ -	$ 271,567	**$ 271,567**
Short-term - put option	-	-	25,033	**25,033**
Total	$ -	$ -	$ 296,600	**$ 296,600**

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods ended December 31, 2009 and 2010:

	Level 3
Beginning balance as of January 1, 2009	$ 320,625
Unrealized gain from trading securities	7,062
Unrealized loss from put option	(7,062)
Purchases, issuances, and settlements	(24,025)
Ending balance as of December 31, 2009	296,600
Purchases, issuances, and settlements	(296,600)
Ending balance as of December 31, 2010	**$ -**

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a non-recurring basis were not significant at December 31, 2010 and 2009. Certain non-financial assets and non-financial liabilities measured at fair value on a recurring and non-recurring basis include goodwill, other intangible assets and other non-financial long-lived assets.

(Amounts in thousands except per share data)

NOTE 5 – SHORT-TERM INVESTMENTS

As of December 31, 2010, the Company did not have any short-term investments.

Short term investments as of December 31, 2009 are as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Short-term investments				
Short-term - trading securities	$ 296,600	$ -	$ (25,033)	$ **271,567**
Short-term - put option	-	25,033	-	**25,033**
Total short-term investments	$ 296,600	$ 25,033	$ (25,033)	$ **296,600**

As of December 31, 2009, the Company had $296.6 million invested in ARS, which were instruments that provided liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals. These mechanisms historically have allowed existing investors to roll over their holdings and continue to own the respective securities or to liquidate their holdings by selling their securities at par value.

Historically, the Company invested in ARS for short periods of time as part of its cash management program. However, in 2008, due to uncertainties in the credit markets and the failure of the auctions for the Company's ARS, the Company and other investors were prevented from liquidating holdings of ARS. An auction failure, which is not a default in the underlying debt instrument, occurs when the amount of securities submitted for sale exceeds the amount of purchase orders.

On October 29, 2008, the Company reached a settlement with UBS AG. As part of the settlement, the Company transferred its ARS portfolio from available-for-sale securities category to trading securities category. Although transfers into trading securities should be rare, the Company believes that the unprecedented failure of the ARS market and its settlement with UBS AG met the conditions for such a rare transfer. When the Company made the transfer all of the previously recorded unrealized losses in comprehensive income, it transferred the losses to the consolidated statement of income.

In connection with the settlement with UBS AG the Company was given the option to "put" the ARS portfolio back to UBS AG at anytime during June 30, 2010 and July 2, 2012 at par value. The "put" option was a free standing instrument and the rights are not transferable. Upon settlement, the Company elected the fair value option for the "put" option and recorded an asset and a gain for the fair value of the "put" option. As of December 31, 2009, the "put" option was classified as a short-term investment as it was a free standing instrument tied to the ARS portfolio, which were also classified as short-term investments. In addition, as of December 31, 2009, the Company's portfolio of ARS were valued using a valuation model that relied exclusively on Level 3 inputs. See Note 4 for additional information regarding fair value measurements of the Company's ARS portfolio and put option.

On June 30, 2010, the Company put back its ARS portfolio to UBS AG at par value pursuant to the settlement agreement with UBS AG. Upon exercise of the put option, the Company liquidated its ARS, for cash and used the proceeds to fully repay the related "no net cost" loan with UBS Bank.

(Amounts in thousands except per share data)

NOTE 6 – INVENTORIES

Inventories, stated at the lower of cost or market value, at December 31 were:

	2010	2009
Finished goods	$ 34,551	$ 32,343
Work-in-progress	35,189	24,029
Raw materials	50,949	33,280
	$ 120,689	$ 89,652

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 were:

	2010	2009
Buildings and leasehold improvements	$ 42,353	$ 31,835
Construction in-progress	4,607	6,395
Machinery and equipment	354,008	284,322
	400,968	322,552
Less: Accumulated depreciation and amortization	(215,213)	(173,498)
	185,755	149,054
Land	14,990	13,934
	$ 200,745	$ 162,988

Depreciation and amortization of property, plant and equipment was $47.4 million, $42.5 million and $37.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(Amounts in thousands except per share data)

NOTE 8 – INTANGIBLE ASSETS

Intangible assets subject to amortization at December 31 were as follows:

December 31, 2010

Intangible Assets	Useful life	Gross Carrying Amount	Accumulated Amortization	Currency Exchange and Other	**Net**
Amortized intangible assets:					
Patents	5-15 years	$ 10,892	$ (3,822)	$ (303)	$ 6,767
Software license	3 years	1,212	(1,149)	(63)	-
Developed product technology	2-10 years	29,643	(8,520)	(5,943)	15,180
Customer relationships	12 years	6,917	(1,190)	(1,409)	4,318
Total amortized intangible assets:		$ 48,664	$ (14,681)	$ (7,718)	$ 26,265
Intangible assets with indefinite lives:					
Trademarks and trade names	Indefinite	$ 3,162	$ -	$ (657)	$ 2,505
Total Intangible assets with indefinite lives:		$ 3,162	$ -	$ (657)	$ 2,505
Total intangible assets:		$ 51,826	$ (14,681)	$ (8,375)	$ 28,770

December 31, 2009

Intangible Assets	Useful life	Gross Carrying Amount	Accumulated Amortization	Currency Exchange and Other	**Net**
Amortized intangible assets:					
Patents	5-15 years	$ 10,844	$ (3,004)	$ (414)	$ 7,426
Software license	3 years	1,212	(1,149)	(63)	-
Developed product technology	2-10 years	29,643	(5,359)	(4,327)	19,957
Customer relationships	12 years	6,917	(738)	(1,254)	4,925
Total amortized intangible assets:		$ 48,616	$ (10,250)	$ (6,058)	$ 32,308
Intangible assets with indefinite lives:					
Trademarks and trade names	Indefinite	$ 3,162	$ -	$ (578)	$ 2,584
Total Intangible assets with indefinite lives:		$ 3,162	$ -	$ (578)	$ 2,584
Total intangible assets:		$ 51,778	$ (10,250)	$ (6,636)	$ 34,892

(Amounts in thousands except per share data)

Amortization expense related to intangible assets subject to amortization was $4.4 million, $4.7 million and $3.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Amortization of intangible assets through 2015 is as follows:

Years		
2011	$	4,416
2012		4,373
2013		3,606
2014		2,917
2015		2,550

NOTE 9 – GOODWILL

Changes in goodwill for the years ended December 31 were as follows:

Balance at December 31, 2008	$	56,791
Acquisitions and purchase price adjustments		9,587
Currency exchange and other		1,697
Balance at December 31, 2009	$	68,075
Currency exchange and other		874
Balance at December 31, 2010	**$**	**68,949**

(Amounts in thousands except per share data)

NOTE 10 – BANK CREDIT AGREEMENTS AND OTHER SHORT-TERM AND LONG-TERM DEBT

Lines of credit – The Company maintains credit facilities with several financial institutions through its entities in the U.S., Asia and Europe totaling $50 million. On November 25, 2009 the Company entered into a credit agreement with Bank of America, N.A. ("Bank of America") as modified by a certain letter dated as of March 31, 2010, the First Amendment to Credit Agreement dated as of July 16, 2010, the Second Amendment to Credit Agreement dated as of November 24, 2010 and the Third Amendment to Credit Agreement dated as of February 4, 2011 (collectively the "Credit Agreement"). The Credit Agreement provides for a $10 million revolving credit facility (the "Revolver") and a $10 million uncommitted facility (the "Uncommitted Facility"). The Revolver includes a $1.5 million sublimit for letters of credit. Both the Revolver and the Uncommitted Facility mature on November 23, 2011 (the "Maturity Date"). Any borrowing and obligations under the Revolver or under the Uncommitted Facility is secured by accounts, chattel paper, deposit accounts and inventory, and all dividends, distributions, and income attributable to proceeds, products, additions to, substitutions, replacements and supporting obligations for, model conversions, and accessions of the foregoing, of the Company and of certain of its subsidiaries. Certain subsidiaries of the Company also guaranty any borrowing and obligations and pledge their interests to Bank of America in certain subsidiary stock owned by such subsidiary guarantors.

In addition, the Credit Agreement contains certain restrictive and financial covenants, including, but not limited to, the following: (a) the Company shall maintain on a consolidated basis a Fixed Charge Coverage Ratio of not less than 2.00 to 1.0 and a Quick Ratio of not less than 1.50 to 1.0 (excluding the Company's Notes for both ratios); (b) the Company and its subsidiaries shall not create, incur, assume or suffer to exist any lien upon any of its property, assets or revenues except as specified in the Credit Agreement; (c) the Company and its subsidiaries shall not make any investments except as specified in the Credit Agreement; (d) the Company and its subsidiaries shall not create, incur, assume or suffer to exist any indebtedness except as specified in the Credit Agreement; (e) the Company and its subsidiaries shall not dissolve or merge or consolidate with or into another entity except as specified in the Credit Agreement; (f) the Company and its subsidiaries shall not make any disposition except as specified in the Credit Agreement; (g) the Company and its subsidiaries shall not make any restricted payment, or issue or sell any equity interests, except as specified in the Credit Agreement; (h) the Company and its subsidiaries shall not engage in any material line of business substantially different from those lines of business that are currently conducted by the Company and its subsidiaries; (i) the Company and its subsidiaries shall not enter into any transaction of any kind with any affiliate of the Company except as specified in the Credit Agreement; (j) the Company and its subsidiaries shall not enter into certain burdensome contractual obligations except as specified in the Credit Agreement; and (k) the Company and its subsidiaries shall not use the proceeds of any credit extension to purchase or carry margin stock or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose. As of December 31, 2010, the Company was in compliance with these covenants.

The credit unused and available under the various facilities as of December 31, 2010, was $46.7 million (net of $3.3 million credit used for import and export guarantee), as follows:

2010 Lines of Credit	Terms	Outstanding at December 31, 2010	2009
$ 30,000	Unsecured, interest at LIBOR plus margin, due quarterly	$ -	$ 2,814
10,000	Secured, interest at LIBOR plus margin, due monthly (Revolver)	-	-
10,000	Secured, uncommitted, interest at LIBOR plus margin, due monthly (Uncommitted Facility)	-	-
$ **50,000**		$ -	$ 2,814

(Amounts in thousands except per share data)

Short-term debt – The balances as of December 31, consist of the following:

	2010	2009
Convertible Senior Notes:		
Convertible senior notes principal amount	$ 134,293	$ -
Less: unamortized discount	(6,032)	-
Convertible senior notes net carrying amount	$ 128,261	$ -
"No net cost" loan from UBS Bank, secured by Company's ARS portfolio, with no maturity date. On June 30, 2010, the Company put back its ARS portfolio to UBS AG at par value pursuant to the settlement agreement with UBS AG. Upon exercise of the put option, the Company liquidated its ARS, for cash and used the proceeds to fully repay the related "no net cost" loan with UBS Bank.	-	296,600
Short-term debt	$ 128,261	$ 296,600

The weighted average interest rate on short-term borrowings outstanding as of December 31, 2010 and 2009 was 2.25% and 2.0%, respectively.

Long-term debt – The balances as of December 31, consist of the following:

	2010	2009
Convertible Senior Notes:		
Convertible senior notes principal amount	$ -	$ 135,078
Less: unamortized discount	-	(13,745)
Convertible senior notes net carrying amount	$ -	$ 121,333
Notes payable to Taiwan bank, principal amount of TWD 158 million, variable interest (approximately 2.0% as of December 31, 2010 and 2009), of which TWD 132 million matures on July 6, 2021, and TWD 26 million matures July 6, 2013, secured by land and building.	3,811	3,837
	3,811	125,170
Less: Current portion	(418)	(373)
Long-term debt, net of current portion	$ 3,393	$ 124,797

(Amounts in thousands except per share data)

The annual contractual maturities of long-term debt at December 31, 2010 are as follows:

2011	418
2012	427
2013	412
2014	304
2015	310
Thereafter	1,940
Total long-term debt	**$ 3,811**

Convertible senior notes – On October 12, 2006, the Company issued and sold convertible senior notes with an aggregate principal amount of $230 million due 2026 (the "Notes"), which pays 2.25% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2007. Interest will accrue on the Notes from and including October 12, 2006 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. Commencing with the six-month period beginning October 1, 2011, and for each six-month period thereafter, the Company will, on the interest payment date for such interest period, pay contingent interest to the holders of the Notes under certain circumstances and in amounts described in the indenture. For U.S. Federal income tax purposes, the Company will treat, and each holder of the Notes will agree under the indenture to treat, the Notes as contingent payment debt instruments governed by special tax rules and to be bound by the Company's application of those rules to the Notes.

On each of October 1, 2011, October 1, 2016 and October 1, 2021, holders may require the Company to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. Therefore, during the fourth quarter of 2010, the Company reclassified its Notes from long-term debt to current liabilities. Should the holders choose to require the Company to purchase their Notes on October 1, 2011, the Company will be required to use available funds and/or seek alternative means to service the debt.

In addition, note holders may require the Company to repurchase all or a portion of its Notes upon a fundamental change, as described in the prospectus, at a repurchase price in cash equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. Future minimum interest payments related to the Notes as of December 31, 2010 are $3.0 million for each year from 2011 through 2015. Future minimum payments related to the Notes as of December 31, 2010 for 2016 and thereafter include $17.4 million in interest and $134.3 million in principal for a total of $151.7 million.

In certain circumstances, the Notes are convertible into cash or, at the Company's option, cash and/or shares of the Company's common stock based on an initial conversion rate, subject to adjustment, of 25.6419 shares per $1,000 principal amount of Notes, which represents an initial conversion price of $39.00 per share (split adjusted). In addition, following a "make-whole fundamental change" that occurs prior to October 1, 2011, the Company will, at its option, increase the conversion rate for a holder who elects to convert its Notes in connection with such "make-whole fundamental change," in certain circumstances.

Note holders may convert their Notes prior to stated maturity only under the following circumstances: (i) during any calendar quarter after the calendar quarter ending December 31, 2006, if the closing sale price of the Company's common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (ii) during the five consecutive business days immediately after any five consecutive trading day period (the Company refers to this five consecutive trading day period as the "note measurement period") in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during the note measurement period; (iii) upon the occurrence of specified corporate transactions; (iv) if the Company calls the Notes for redemption; and (v) at any time from, and including, September 1, 2011 to, and including, October 1, 2011 and at any time on or after October 1, 2024. Upon conversion, holders will receive cash, or at the Company's option, cash and shares of the Company's common stock based on the conversion payment terms described in the Note. The conversion obligation is based on the sum of the "daily settlement amounts" described in the prospectus for the 20 consecutive trading days that begin on, and include, the second trading day after the day the Notes are tendered for conversion.

(Amounts in thousands except per share data)

On or after October 1, 2011, the Company may, from time to time, at its option, redeem the Notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the Notes the Company redeems, plus any accrued and unpaid interest to, but excluding, the redemption date.

The Company has evaluated the terms of the call feature, redemption feature, and the conversion feature under applicable accounting literature and concluded that none of these features should be separately accounted for as derivatives.

As of December 31, the liability and equity components are as follows:

December 31, 2010

Liability Component Principal Amount	Liability Component Net Carrying Amount	Liability Component Unamortized Discount	Equity Component Carrying Amount
$ 134,293	$ 128,261	$ 6,032	$ 35,515

December 31, 2009

Liability Component Principal Amount	Liability Component Net Carrying Amount	Liability Component Unamortized Discount	Equity Component Carrying Amount
$ 135,078	$ 121,333	$ 13,745	$ 36,858

The amount of interest expense, including amortization of debt discount for the liability component and debt issuance costs, for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Notes contractual interest expense	$ 3,077	$ 3,576	$ 5,088
Amortization of debt discount	7,656	8,302	10,690
Amortization of debt issuance costs	549	648	917
Total	$ 11,282	$ 12,526	$ 16,695

During 2010, 2009 and 2008, the Company repurchased $60.9 million principal amount of the Notes for approximately $34.5 million in cash and $34.8 million principal amount of the Notes in exchange for approximately $31.4 million in shares of Common Stock. As of December 31, 2010, the Company has repurchased a total of $95.7 million principal amount of Notes.

"No Net Cost" Loan

In connection with the acquisition of Zetex, the Company entered into a $165 million interest-bearing margin loan with UBS Financial Services, Inc., secured by the Company's ARS portfolio. See Note 2 for additional information regarding the Zetex acquisition.

On November 4, 2008, the Company accepted an offer of a "no net cost" loan, which replaced the margin loan, from UBS BANK USA ("UBS Bank"), an affiliate of UBS AG and was collateralized by the Company's ARS portfolio. Under the "no net cost" loan, UBS Bank will not make an advance against the ARS collateral in amounts equal to the fair market or par value of the ARS collateral unless the Company arranges for another person or entity to provide additional collateral or assurances on terms and conditions satisfactory to the UBS Bank. In addition, UBS Bank may demand full or partial payment or terminate and cancel the "no net cost" loan, at its sole option and without cause, at any time. However, If at any time UBS Bank exercises its right of demand under certain sections of the Credit Line Agreement, UBS Financial Services, Inc. shall provide as soon as reasonably possible, alternative financing on substantially the same terms and conditions as those under the Credit Line Agreement and UBS Bank agrees that the Credit Line Agreement shall remain in full force and effect until such time as such alternative financing has been established. If alternative financing cannot be established, then one of the UBS Entities will purchase the pledged ARS at par. Furthermore, if the

(Amounts in thousands except per share data)

Company elects to sell any ARS that are pledged as collateral under the Credit Line Agreement with UBS Bank to a purchaser other than UBS Bank, UBS Bank intends to exercise its right to demand repayment of the "no net cost" loan relating to the ARS sold by the Company.

The "no net cost" loan allowed the Company to draw up to 75% of the market value of its ARS portfolio, as determined by the UBS Bank, which is subject to collateral maintenance requirements. Under the "no net cost" loan, the interest rate the Company pays on the "no net cost" loan will not exceed the interest rate earned on the pledged ARS portfolio. Subsequent to the agreement, the Company drew up to the 75% market value limit, as determined by UBS. On November 10, 2009, the Company received a credit line of up to the full par value of its ARS portfolio. Subsequently, the Company drew up to the full value or $296.6 million of the credit line. As of December 31, 2009, the balance of the "no net cost" loan was $296.6 million and classified as short-term debt.

On June 30, 2010, the Company put back its ARS portfolio to UBS AG at par value pursuant to the settlement agreement with UBS AG. Upon exercise of the put option, the Company liquidated its ARS, for cash and used the proceeds to fully repay the related "no net cost" loan with UBS Bank.

(Amounts in thousands except per share data)

NOTE 11 – CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital lease agreements are summarized as follows:

For years ending December 31,

2011	$ 340
2012	340
2013	340
2014	340
Thereafter	478
	1,838
Less: Interest	(178)
Present value of minimum lease payments	1,660
Less: Current portion	(280)
Long-term portion	$ 1,380

At December 31, 2010, property under capital leases had a cost of $3.4 million, and the related accumulated depreciation was $1.8 million. Depreciation of assets held under capital lease is included in depreciation expense.

NOTE 12 – ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities at December 31 were:

	2010	2009
Compensation and payroll taxes	$ 12,418	$ 6,665
Accrued expenses	7,701	6,960
Accrued pricing adjustments	5,252	4,627
Equipment purchases	3,191	5,420
Accrued professional services	1,483	1,314
Other	6,892	6,165
	$ 36,937	$ 31,151

Other long-term liabilities at December 31 were:

	2010	2009
Accrued defined benefit plan	$ 25,286	$ 29,304
Unrecognized tax benefits	9,176	8,067
Deferred compensation	2,734	2,919
Other	324	165
	$ 37,520	$ 40,455

(Amounts in thousands except per share data)

NOTE 13 – STOCKHOLDERS' EQUITY

As of December 31, 2010, the Company had approximately 44.7 million common shares outstanding. During 2010, shares outstanding increased by approximately 1.0 million shares, primarily due to shares issued in conjunction with share-based plans.

Additional paid-in capital increased approximately $20.0 million in the year ended December 31, 2010, primarily due to approximately $13.1 million in share-based compensation expense and approximately $7.2 million in conjunction with issuing shares related to share-based plans.

The Company's credit agreement with Bank of America permits the Company to pay dividends to its stockholders so long as it is not in default and is in continuing operation at the time of such dividend. The payment of dividends is within the discretion of the Company's Board of Directors, and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, and general business conditions. See Note 10 for additional information regarding the Company's credit agreements.

NOTE 14 – RESTRUCTURING COSTS

In the year ended December 31, 2008, the Company recorded approximately $4.1 million in restructuring costs mainly relating to the reduction of its European workforce at its U.K. operations in Oldham of which accounted for approximately $3.0 million and to a lesser extent workforce reductions at its manufacturing operations in China. The expense primarily consisted of termination and severance costs. The restructuring was completed during the first quarter of 2009.

(Amounts in thousands except per share data)

NOTE 15 – INCOME TAXES

The components of the income tax provision (benefit) are as follows:

	2010	2009	2008
Current tax provision (benefit)			
Federal	$ 330	$ -	$ -
Foreign	23,211	7,458	9,748
State	25	14	(612)
	23,566	7,472	9,136
Deferred tax provision (benefit)			
Federal	243	(4,510)	(4,509)
Foreign	(7,079)	(3,050)	(5,992)
	(6,836)	(7,560)	(10,501)
Liability for unrecognized tax benefits	1,109	1,390	(793)
Total income tax provision (benefit)	$ 17,839	$ 1,302	$ (2,158)

Reconciliation between the effective tax rate and the statutory tax rates for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010		2009		2008	
	Amount	Percent of pretax earnings	Amount	Percent of pretax earnings	Amount	Percent of pretax earnings
Federal tax	$ 34,336	35.0	$ 3,881	35.0	$ 9,931	35.0
State income taxes, net of federal tax provision (benefit)	293	0.3	(196)	(1.8)	(386)	(1.4)
Foreign income taxed at lower tax rates	(5,050)	(5.2)	(14,536)	(131.1)	(16,908)	(59.6)
Subpart F income and foreign dividends, net of foreign tax credits	(7,000)	(7.1)	6,562	59.2	2,009	7.1
Valuation allowance - foreign tax credit carryforwards	2,283	2.3	3,851	34.7	550	1.9
Liability for unrecognized tax benefits	1,109	1.1	1,390	12.5	(412)	(1.4)
U.S. provision-to-return adjustments	(2,345)	(2.4)	(1,663)	(15.0)	-	-
Valuation allowance - net operating loss carryforwards	(5,820)	(5.9)	1,840	16.6	-	-
Non-deductible in process research and development	-	-	-	-	2,753	9.7
Other	33	0.1	173	1.6	305	1.1
Income tax provision (benefit)	$ 17,839	18.2	$ 1,302	11.7	$ (2,158)	(7.6)

(Amounts in thousands except per share data)

For the year ended December 31, 2008, the Company reported domestic and foreign pre-tax income/(loss) of $(19.1) million and $47.5 million, respectively, including $14.3 million of deductions relating to purchase accounting adjustments from the Zetex acquisition for IPR&D, inventory adjustment for reasonable profit allowance and amortization of acquisition-related intangible assets. For the year ended December 31, 2009, the Company reported domestic and foreign pre-tax income (loss) of $(46.8) million and $57.9 million, respectively. For the year ended December 31, 2010, the Company reported domestic and foreign pre-tax income (loss) of $(31.9) million and $130.0 million, respectively.

The Company's global presence requires the Company to pay income taxes in a number of jurisdictions. In general, earnings in the U.S. are currently subject to tax rates of 35%. Earnings in Taiwan and Hong Kong are also subject to U.S. taxes with respect to those earnings that are derived from product manufactured by the Company's China subsidiaries and sold to customers outside of Taiwan and Hong Kong. The U.S. tax rate on this Subpart F income is computed as the difference between the foreign effective tax rates and the U.S. tax rate. In accordance with U.S. tax law, the Company receives credit against the Company's U.S. tax liability for income taxes paid by its foreign subsidiaries.

Earnings in Hong Kong are subject to a 16.5% tax for local sales or local source sales; all other Hong Kong sales are not subject to foreign income taxes. In Taiwan, earnings are subject to 20% in 2009 and 17% income tax rate thereafter. In addition, Taiwan earnings are subject to an additional 10% retained earnings tax should the Taiwan earnings not be distributed. As an incentive for the formation of Anachip Corp., its earnings are subject to a five-year tax holiday (subject to certain qualifications of Taiwanese tax law). In the third quarter of 2006, the Company elected to begin this five-year tax holiday as of January 1, 2006.

In June 2008, the Company completed the acquisition of all the outstanding ordinary capital stock of Zetex. Zetex's earnings in the U.K. are currently subject to a tax rate of 28% and its earnings in Germany are subject to a 30% tax rate. In addition, its U.K. earnings are also subject to U.S. income taxes less a credit for U.K. income taxes paid. For 2011, the Company expects a U.K. tax rate of 27%.

The recent China government income tax reform increased the corporate income tax rate in China to 25% beginning in 2008. The earnings of Shanghai Kai Hong Technology Co., Ltd., which is located in the Songjiang Export Zone of Shanghai, China, were subject to a preferential tax rate of 7.5% in 2007, and 12.5% in both 2008 and 2009. Due to its qualification as a high technology company, the earnings of Shanghai Kai Hong Electronic Co., Ltd. were subject to a preferential tax rate of 12% in 2007 and 15% thereafter. For 2011, the Company expects a tax rate of 15% for both subsidiaries.

The impact of tax holidays decreased the Company's tax expense by approximately $8.4 million, $7.4 million and $6.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. The benefit of the tax holidays on both basic and diluted earnings per share for the year ended December 31, 2008 was approximately $0.16. The benefit of the tax holidays on basic and diluted earnings per share for the year ended December 30, 2009 was approximately $0.17. The benefit of the tax holidays on basic and diluted earnings per share for the year ended December 30, 2010 was approximately $0.19 and $0.18, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for tax years before 2007. With respect to state and local jurisdictions and countries outside of the U.S., with limited exceptions, the Company is no longer subject to income tax audits for years before 2006. Although the outcome of tax audits is always uncertain, the Company believes that adequate amounts of tax, interest and penalties, if any, have been provided for in the Company's reserve for any adjustments that may result from future tax audits. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

(Amounts in thousands except per share data)

In accordance with the provisions related to accounting for uncertainty in income taxes, the Company recognizes the impact of a tax position if the position is "more likely than not" to prevail upon examination by the relevant tax authority. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
Balance at January 1,	$ 8,064	$ 3,706
Additions based on tax positions related to the current year	1,934	4,935
Reductions for prior years tax positions	(825)	(577)
Balance at December 31,	**$ 9,173**	**$ 8,064**

It is reasonably possible that the amount of the unrecognized benefit with respect to certain of the Company's unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlements of ongoing audits or competent authority proceedings. At this time, an estimate of the range of the reasonably possible outcomes cannot be made.

At December 31, 2010 and 2009, the Company's deferred tax assets and liabilities are comprised of the following items:

		2010		2009
Deferred tax assets, current				
Inventory cost	$	5,657	$	4,464
Accrued expenses and accounts receivable		1,546		1,745
Share based compensation and others		1,073		1,625
Total deferred tax assets, current	$	8,276	$	7,834
Deferred tax assets, non-current				
Plant, equipment and intangible assets	$	1,325	$	1,585
Foreign tax credits		19,993		14,796
Research and development tax credits		3,884		2,790
Net operating loss carryforwards		2,156		5,471
Accrued pension		15,078		-
Share based compensation and others		10,625		9,096
		53,061		33,738
Valuation allowances		(25,855)		(11,285)
Total deferred tax assets, non-current		27,206		22,453
Deferred tax liabilities, non-current				
Step up in basis - acquisition		(10,321)		(11,393)
Convertible debt interest		(15,311)		(18,804)
Total deferred tax liabilities, non-current		(25,632)		(30,197)
Net deferred tax assets, non-current	$	1,574	$	(7,744)

(Amounts in thousands except per share data)

Funds repatriated from foreign subsidiaries to the U.S. may be subject to federal and state income taxes. The Company intends to permanently reinvest overseas all of its earnings from its foreign subsidiaries; accordingly, U.S. taxes are not being recorded on undistributed foreign earnings. As of December 31, 2010, the Company has undistributed earnings from its non-U.S. operations of approximately $254 million (including approximately $27 million of restricted earnings which are not available for dividends). Additional federal and state income taxes of approximately $44 million would be required should such earnings be repatriated to the U.S.

At December 31, 2010, the Company had federal and state tax credit carryforwards available to offset future regular income and partially offset alternative minimum taxable income of approximately $18.5 million and $0.7 million, respectively. The federal tax credit carryforwards began to expire in 2011 and the state tax credit carryforwards will begin to expire in 2020. The Company determined that it was more likely than not that a portion of its federal foreign tax credit carryforwards would expire before they could be utilized. Accordingly, the Company recorded valuation allowances of $2.3 million, $3.9 million and $0.6 million during the years ended December 31, 2010, 2009 and 2008, respectively.

At December 31, 2010, the Company had federal and state net operating loss ("NOL") carryforwards of approximately $29.2 million and $68.0 million, respectively, available to offset future regular and alternative minimum taxable income. The federal NOL carryforwards will begin to expire in 2018 and the state NOL carryforwards will begin to expire in 2013. Furthermore, the Company determined that it was more likely than not that a portion of its federal and state net operating loss carryforwards would expire before they could be fully utilized and recorded a valuation allowance of $1.8 million during the year ended December 31, 2009. The Company subsequently determined that the loss carryforwards would be fully utilized and reversed the $1.8 million valuation allowance in 2010.

The Company has unrecorded tax benefits related to the exercise of non-qualified stock options and the disqualified disposition of incentive stock options. The tax benefits of approximately $14.8 million of NOLs related to stock option exercises in 2010, 2009 and 2008 will be credited to additional paid-in capital when realized. During 2010, the Company realized a tax benefit of $3.1 million related to stock option exercises which was credited to additional paid-in capital. In addition, the Company has U.S. and U.K. tax benefits of $15.1 million, and an offsetting valuation allowance of approximately $15.1 million, related to its accrued pension liability that would be creditable to additional paid-in capital when realized.

(Amounts in thousands except per share data)

NOTE 16 – EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

In connection with the acquisition of Zetex, the Company has adopted a contributory defined benefit plan that covers certain employees in the U.K. and Germany. The defined benefit plan is closed to new entrants and frozen with respect to future benefit accruals. The retirement benefit is based on the final average compensation and service of each eligible employee. On the acquisition date, the Company determined the fair value of the defined benefit plan assets and utilizes an annual measurement date of December 31. At subsequent measurement dates, defined benefit plan assets will be determined based on fair value. Defined benefit plan assets consist primarily of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. The net pension and supplemental retirement benefit obligations and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets and mortality rates. These obligations and related periodic costs are measured using actuarial techniques and assumptions. The projected unit credit method is the actuarial cost method used to compute the pension liabilities and related expenses.

Net period benefit costs associated with the defined benefit were approximately $1.4 million and $1.0 million for the year ended December 31, 2010 and 2009, respectively. All unrecognized actuarial gains and losses, prior service costs and accumulated other comprehensive income are eliminated and the balance sheet liability is set equal to the funded status of the defined benefit plan at acquisition date.

The following table summarizes the net periodic benefit costs of the Company's plan for the years ended December 31, 2010 and 2009:

	Defined Benefit Plan	
Components of net periodic benefit cost:	**2010**	**2009**
Service cost	$ 309	$ 312
Interest cost	6,334	5,691
Recognized actuarial loss	438	-
Expected return on plan assets	(5,697)	(4,989)
Net periodic benefit cost	$ 1,384	$ 1,014

(Amounts in thousands except per share data)

The following tables set forth the benefit obligation, the fair value of plan assets, and the funded status as of December 31:

	Defined Benefit Plan			
	2010		**2009**	
Change in benefit obligation:				
Beginning balance	$	117,539	$	83,268
Service cost		309		312
Interest cost		6,326		5,691
Actuarial loss		1,143		20,251
Benefits paid		(3,283)		(3,075)
Currency changes		(3,529)		11,092
Benefit obligation at December 31	$	118,505	$	117,539
Change in plan assets:				
Beginning balance - fair value	$	88,234	$	71,284
Employer contribution		1,468		1,481
Actual return on plan assets		9,810		9,478
Benefits paid		(3,283)		(3,075)
Currency changes		(2,587)		9,067
Fair value of plan assets at December 31	**$**	**93,642**	**$**	**88,235**
Underfunded status at December 31	**$**	**(24,863)**	**$**	**(29,304)**

Based on an actuarial study performed as of December 31, 2010, the plan is underfunded by approximately $24.9 million and the liability is reflected in the Company's consolidated balance sheets as a noncurrent liability and the amount recognized in accumulated other comprehensive loss was approximately $15.9 million.

The Company applies the "10% corridor" approach to amortize unrecognized actuarial gains (losses). Under this approach, only actuarial gains (losses) that exceed 10% of the greater of the projected benefit obligation or the market-related value of the plan assets are amortized. For the year ended December 31, 2010, the plans total recognized loss decreased by $3.6 million. The variance between the actual and expected return to plan assets during 2010 decreased the total unrecognized net loss by $4.2 million. The total unrecognized net loss is greater than 10% of the projected benefit obligation or 10% of the plan assets. The excess amount will therefore be amortized over the average term to retirement of plan participants not yet in receipt of pension, which as of December 31, 2010 the average term was 13 years. The annual amortization amount is expected to be approximately $0.3 million per year.

The following weighted-average assumptions were used to determine net periodic benefit costs for the year ended December 31:

	2010	**2009**
Discount rate	5.4%	5.7%
Expected long-term return on plan assets	6.6%	6.8%

(Amounts in thousands except per share data)

The following weighted-average assumption was used to determine the benefit obligations for the year ended December 31:

	2010	2009
Discount rate	5.4%	5.7%

The expected long-term return on plan assets was determined based on historical and expected future returns of the various asset classes. The plans investment policy includes a mandate to diversify assets and invest in a variety of asset classes to achieve its expected long-term return and is currently invested in a variety of funds representing most standard equity and debt security classes. Trustees of the plan may make changes at any time. The following summarizes the plan asset allocations of the assets in the plan and expected long-term return by asset category:

Asset category	Expected long-term return	Assets allocation
Cash	0.5%	0.6%
Equity securities	7.7%	49.3%
Debt securities	5.1%	38.0%
Target return funds	7.7%	12.1%
Total	6.6%	100%

Benefit plan payments are primarily made from funded benefit plan trusts and current assets. The following summarizes the expected future benefit payments, including future benefit accrual, as of December 31, 2010:

Year		
2011	$	3,225
2012		3,413
2013		3,664
2014		4,290
2015		4,415
2016-2020		25,865

The Company adopted a payment plan that Zetex had in place with the trustees of the defined benefit plan, in which the Company will pay approximately £1.0 million GBP (approximately $1.6 million based on a USD:GBP exchange rate of 1.6:1) every year from 2009 through 2012.

The Company's overall defined benefit plan investment strategy is to achieve a mix of investments for long-term growth and for near-term benefit payments with a wide diversification of asset types and fund strategies. The target allocations for plan assets are 48% equity securities, 40% corporate bonds and government securities, and 12% to absolute return funds. Equity securities primarily include investments in large-cap and mid-cap companies primarily located in the U.K. Fixed income securities include corporate bonds of companies from diversified industries, and U.K. government bonds. The absolute return fund is mainly invested in a mixture of equities and bonds.

The plan's trustees appoint fund managers to carry out all the day-to-day functions relating to the management of the fund and its administration. The fund managers must invest their portion of the plan's assets in accordance with their investment manager agreement agreed by the trustees. The trustees are responsible for agreeing these investment manager agreements and for deciding on the portion of the plan's assets that will be invested with each fund manager. When making decisions, the trustees take advice from experts including the plan's actuary and also consult with the Company.

(Amounts in thousands except per share data)

The following table summarizes the major categories of the plan assets:

December 31, 2010 Assets Category	Level 1	Level 2	Level 3	Total
Cash	$ 550	$ -	$ -	$ 550
Equity securities:				
U.K.	22,646	-	-	22,646
North America	8,293	-	-	8,293
Europe (excluding U.K.)	7,434	-	-	7,434
Japan	3,197	-	-	3,197
Pacific Basin (excluding Japan)	3,398	-	-	3,398
Emerging markets	1,216	-	-	1,216
Fixed income securities:				
Corporate bonds	-	18,178	-	18,178
Index linked securities:				
U.K. Treasuries	17,440	-	-	17,440
Other types of investments:				
Absolute return funds	11,290	-	-	11,290
Total	$ 75,464	$ 18,178	$ -	$ 93,642

Fair value is taken to mean the bid value of securities, as supplied by the fund managers. All the plan's securities are publically traded and highly liquid. Therefore, the majority of the securities are valued under Level 1 and one security is valued under Level 2 using quoted prices for identical or similar securities. The plan does not hold any level 3 securities. See Note 4 for additional information regarding fair value and Levels 1, 2 and 3.

The investment manager agreements require the fund managers to invest in a diverse range of stocks and bonds across each particular asset class. The stocks held by the plan in a particular asset class should therefore match closely the underlying stocks in the relevant index. The Company believes that this leads to minimal concentration of risk within each asset class; although it recognizes that some asset classes are inherently more risky than others.

The Company also has pension plans in Asia for which the benefit obligation, fair value of the plan assets and the funded status amounts are deemed immaterial and therefore, not included in the amounts or assumptions above.

401(k) Retirement Plan

The Company maintains a 401(k) retirement plan (the Plan) for the benefit of qualified employees at its U.S. locations. Employees who participate may elect to make salary deferral contributions to the Plan up to 100% of the employees' eligible payroll subject to annual Internal Revenue Code maximum limitations. The Company makes a matching contribution of $1 for every $2 contributed by the participant up to 6% (3% maximum matching) of the participant's eligible payroll, which vests over four years. In addition, the Company may make a discretionary contribution to the entire qualified employee pool, in accordance with the Plan.

As stipulated by the regulations of the People's Republic of China, the Company maintains a retirement plan pursuant to the local municipal government for the employees in China. The Company is required to make contributions to the retirement plan at a rate between 10% and 22% of the employee's eligible payroll. Pursuant to the Taiwan Labor Standard Law and Factory Law, the Company maintains a retirement plan for the employees in Taiwan, whereby the Company makes contributions at a rate of 6% of the employee's eligible payroll.

For the years ended December 31, 2010, 2009 and 2008, total amounts expensed under these plans were approximately $3.9 million, $2.3 million and $2.0 million, respectively.

Deferred Compensation Plan

The Company maintains a Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan") for executive officers, key employees and members of the Board of Directors (the "Board"). The Deferred Compensation Plan allows eligible participants to defer the receipt of eligible compensation, including equity awards, until designated future dates. The Company offsets its obligations under the Deferred Compensation Plan by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2010, these investments totaled approximately $3.2 million. All gains and losses in these investments are equally offset by corresponding gains and losses in the deferred compensation plan liabilities.

Share-Based Plans

The Company maintains share-based compensation plans for its Board, officers and key employees, which provide for stock options and stock awards under its 1993 ISO Plan, 1993 NQO Plan and 2001 Omnibus Equity Incentive Plan.

(Amounts in thousands except per share data)

NOTE 17 - SHARE-BASED COMPENSATION

The following table shows the total compensation cost charged against income for share-based compensation plans, including stock options and share grants, recognized in the statements of income for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Cost of goods sold	$ 350	$ 373	$ 443
Selling, general and administrative expense	11,347	9,203	8,710
Research and development expense	1,354	1,360	983
Total share-based compensation expense	$ 13,051	$ 10,936	$ 10,136

Stock Options – Stock options generally vest in equal annual installments over a four-year period and expire ten years after the grant date. Share-based compensation expense for stock options granted during 2010, 2009 and 2008 was calculated on the date of grant using the following weighted-average forfeiture rates and the Black-Scholes-Merton option-pricing model using the following weighted-average assumptions:

	2010	2009	2008
Expected volatility	57.99%	57.92%	55.30%
Expected term (years)	7.3	7.5	6.9
Risk free interest rate	2.60%	3.20%	4.08%
Forfeiture rate	0.88%	2.50%	2.50%
Dividend yield	N/A	N/A	N/A

Expected volatility – The Company estimates expected volatility using historical volatility. Public trading volume on options in the Company's stock is not material. As a result, the Company determined that utilizing an implied volatility factor would not be appropriate. The Company calculates historical volatility for the period that is commensurate with the option's expected term assumption. For 2010, the expected volatility for grants to officers and the Board is 57.89%, while the expected volatility for grants to all other employees is 58.84%.

Expected term – The Company has evaluated expected term based on history and exercise patterns across its demographic population. The Company believes that this historical data is the best estimate of the expected term of a new option. For 2010, the expected term for grants to officers and the Board is 7.6 years, while the expected term for grants to all other employees is 4.8 years.

Risk free interest rate – The Company estimate the risk-free interest rate based on zero-coupon U.S. treasury securities for a period that is commensurate with the expected term assumption.

Forfeiture rate - The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest as forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinguished from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. This analysis will be re-evaluated at least annually, and the forfeiture rate will be adjusted as necessary.

Dividend yield – The Company historically has not paid a cash dividend; therefore this input is not applicable.

Discount for post vesting restrictions – This input is not applicable.

The weighted-average grant-date fair value of options granted during 2010, 2009 and 2008 was $11.45, $9.34, and $16.70, respectively. The total cash received from option exercises was $4.8 million, $1.5 million and $3.0 million during 2010, 2009 and 2008, respectively.

For the years ended December 31, 2010, 2009 and 2008, stock option expense was $4.1 million, $3.6 million and $4.0, respectively.

(Amounts in thousands except per share data)

At December 31, 2010, unamortized compensation expense related to unvested options, net of estimated forfeitures, was approximately $8.4 million. The weighted average period over which share-based compensation expense related to these options will be recognized is approximately 2.6 years.

A summary of the Company's stock option plans is as follows:

Stock options	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)		Aggregate Intrinsic Value
Outstanding at January 1, 2008	4,268	$	10.06	6.0	$	85,393
Granted	241		27.95			
Exercised	(540)		5.48			8,775
Forfeited or expired	(74)		20.67			
Outstanding at December 31, 2008	3,895		11.61	5.4		2,327
Exercisable at December 31, 2008	3,342		9.28	4.8		2,327
Outstanding at January 1, 2009	3,895		11.61			
Granted	492		15.15			
Exercised	(324)		4.91			4,328
Forfeited or expired	(83)		15.89			
Outstanding at December 31, 2009	3,980		12.50	5.2		34,989
Exercisable at December 31, 2009	3,161		10.59	4.2		32,558
Outstanding at January 1, 2010	3,980		12.50			
Granted	405		18.98			
Exercised	(669)		7.16			9,712
Forfeited or expired	(9)		27.39			
Outstanding at December 31, 2010	**3,707**	**$**	**14.14**	**5.2**	**$**	**47,891**
Exercisable at December 31, 2010	**2,785**	**$**	**12.53**	**4.1**	**$**	**40,420**

As of December 31, 2010, approximately 2.8 million of the 3.7 million outstanding stock options were exercisable. The following table summarizes information about stock options outstanding at December 31, 2010:

Plan		Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)		Weighted average exercise price
1993 ISO	$	2.47-2.53	43	1.2	$	2.51
2001 Plan		2.47-28.45	3,664	5.3		14.27
Plan Totals	$	2.47-28.45	3,707	5.2	$	14.14

(Amounts in thousands except per share data)

The following summarizes information about stock options exercisable at December 31, 2010:

Plan		Range of exercise prices	Number exercisable	Weighted average remaining contractual life (years)		Weighted average exercise price
1993 ISO	$	2.47-2.53	43	1.2	$	2.51
2001 Plan		2.47-28.45	2,742	4.1		12.69
Total	$	2.47-28.45	2,785	4.1	$	12.53

Share Grants - Restricted stock awards and restricted stock units generally vest in equal annual installments over a four-year period. A summary of the Company's non-vested share grants in 2010, 2009 and 2008 are presented below:

Restricted Stock Grants	Shares		Weighted Average Grant Date Fair Value		Aggregate Intrinsic Value
Nonvested at January 1, 2008	1018	$	18.34		
Granted	283		26.47		
Vested	(391)		16.29		
Forfeited	(64)		26.23		
Nonvested at December 31, 2008	846	$	21.41	$	5,125
Nonvested at January 1, 2009	846	$	21.41		
Granted	387		15.86		
Vested	(445)		17.53		
Forfeited	(74)		23.16		
Nonvested at December 31, 2009	714	$	20.64	$	14,579
Nonvested at January 1, 2010	714	$	20.64		
Granted	377		17.46		
Vested	(365)		21.26	$	7,750
Forfeited	(52)		20.17		
Nonvested at December 31, 2010	**674**	**$**	**18.56**	**$**	**12,479**

For each of the years ended December 31 of 2010, 2009 and 2008, there was approximately $8.9 million, $7.3 million and $6.1 million of total recognized share-based compensation expense related to restricted stock arrangements granted under the plans. The total unrecognized share-based compensation expense as of December 31 2010 was approximately $21.3 million, which is expected to be recognized over a weighted average period of approximately 3.3 years.

On September 22, 2009, the Company entered into an employment agreement (the "Agreement") with Dr. Keh-Shew Lu, President and Chief Executive Officer of the Company (the "Employee"), pursuant to which he will continue to be employed by the Company in such positions for an additional six-year term. As part of the Agreement, the Company and the Employee entered into a Stock Award Agreement that provides that: (i) the Company will grant to the Employee 100,000 shares of Common Stock on each of April 14, 2010, 2011, 2012, 2013, 2014 and 2015; (ii) each such installment would vest only if the Company achieved a specified amount of net sales; (iii) upon the termination of the Employee's employment, the Company's obligation to grant any subsequent installment would terminate; and (iv) any granted shares would be automatically forfeited and returned to the Company if the Employee's employment with the Company is terminated before the Company achieves the specified amount of net sales, except in the case of death or disability (as defined) in which case the granted shares would become fully vested on the date of death or disability. The estimated fair value of this grant is approximately $12 million and is being expensed on a straight line basis through April 14, 2015. As of December 31, 2010, no installments have vested.

(Amounts in thousands except per share data)

NOTE 18 – RELATED PARTY TRANSACTIONS

The Company conducts business with one related party company, Lite-On Semiconductor Corporation, and its subsidiaries and affiliates ("LSC"). LSC is the Company's largest stockholder, owning 18.7% of the Company's outstanding Common Stock as of December 31, 2010, and is a member of the Lite-On Group of companies. C.H. Chen, the Company's former President and Chief Executive Officer and currently the Vice Chairman of the Board of Directors, is also Vice Chairman of LSC and Lite-On Technology Corporation. Raymond Soong, the Chairman of the Board of Directors, is the Chairman of LSC, and is the Chairman of Lite-On Technology Corporation, a significant shareholder of LSC. Dr. Keh-Shew Lu, the Company's President and Chief Executive Officer and a member of its Board of Directors, is a member of the Board of Directors of Lite-On Technology Corporation. L.P. Hsu, a member of the Board of Directors since May 2007 serves as a consultant to Lite-On Technology Corporation. The Company considers its relationship with LSC, a member of the Lite-On Group of companies, to be mutually beneficial and the Company plans to continue its strategic alliance with LSC.

The Company also conducts business with one significant company, Keylink International (B.V.I.) Inc. and its subsidiaries and affiliates ("Keylink"). Keylink is the Company's 5% joint venture partner in the Company's Shanghai manufacturing facilities.

The Audit Committee of the Company's Board reviews all related party transactions for potential conflict of interest situations on an ongoing basis, all in accordance with such procedures as the Audit Committee may adopt from time to time.

Lite-On Semiconductor Corporation (LSC) – The Company sold products to LSC totaling 1.1%, 2.1% and 3.5% of its net sales for the years ended December 31, 2010, 2009 and 2008, respectively, making LSC one of its largest customers. Also for the years ended December 31, 2010, 2009 and 2008, 6.9%, 6.3% and 9.6%, respectively, of the Company's net sales were from semiconductor products purchased from LSC for subsequent sale, making LSC one of the Company's largest suppliers. The Company also rents warehouse space in Hong Kong with a lease term ending March 2011 from a member of the Lite-On Group. During 2010 the warehousing function in Hong Kong was moved to a separate facility managed by a third party and therefore, the Company does not plan to renew the lease. For the years ended December 31, 2010, 2009 and 2008, the Company paid this entity $0.2 million, $0.8 million and $0.7 million, respectively.

Net sales to, and purchases from, LSC were as follows for years ended December 31:

	2010	2009	2008
Net sales	$ 6,918	$ 8,967	$ 15,279
Purchases	$ 42,867	$ 32,868	$ 48,964

(Amounts in thousands except per share data)

Keylink International (B.V.I.) Inc. – The Company sells products to, and purchases inventory from, companies owned by Keylink. The Company sold products to companies owned by Keylink, totaling 2.5%, 2.6% and 0.8% of net sales for the years ended December 31, 2010, 2009 and 2008, respectively. Also for the years ended December 31, 2010, 2009 and 2008, 1.9%, 1.2% and 1.3%, respectively of the Company's net sales were from semiconductor products purchased from companies owned by Keylink. In addition, the Company's subsidiaries in China lease their manufacturing facilities in Shanghai from, and subcontract a portion of their manufacturing process (metal plating and environmental services) to, Keylink. The Company also pays a consulting fee to Keylink. The aggregate amounts for these services for the years ended December 31, 2010, 2009 and 2008 were $14.4 million, $10.7 million and $10.5 million, respectively.

Net sales to, and purchases from, companies owned by Keylink were as follows for years ended December 31:

	2010	2009	2008
Net sales	$ 15,209	$ 11,373	$ 3,486
Purchases	$ 10,824	$ 6,252	$ 6,555

Accounts receivable from, and accounts payable to, LSC and Keylink were as follows as of December 31:

		2010	2009
Accounts receivable			
	LSC	$ 900	$ 2,055
	Keylink	7,869	5,935
		$ 8,769	$ 7,990
Accounts payable			
	LSC	$ 7,171	$ 7,846
	Keylink	5,783	4,667
		$ 12,954	$ 12,513

(Amounts in thousands except per share data)

NOTE 19 – SEGMENT INFORMATION AND ENTERPRISE-WIDE DISCLOSURES

An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief decision-making group consists of the President and Chief Executive Officer, Chief Financial Officer, Senior Vice President of Operations and Senior Vice President of Sales and Marketing. For financial reporting purposes, the Company operates in a single segment, standard semiconductor products, through its various manufacturing and distribution facilities. The Company aggregates its products in a single segment because the products are similar and have similar economic characteristics, and the products are similar in production process and share the same customer type.

The Company's primary operations include the operations in Asia, North America and Europe. Revenues are attributed to geographic areas based on the location of subsidiaries producing the revenues:

2010	**Asia**	**North America**	**Europe**	**Consolidated**
Total sales	$ 499,315	$ 149,029	$ 177,063	$ 825,407
Inter-company sales	(54,782)	(54,909)	(102,830)	(212,521)
Net sales	$ 444,533	$ 94,120	$ 74,233	$ 612,886
Property, plant and equipment	$ 137,225	$ 33,115	$ 30,405	$ 200,745
Assets	$ 444,729	$ 178,018	$ 223,803	$ 846,550

2009	Asia	North America	Europe	Consolidated
Total sales	$ 354,906	$ 85,498	$ 116,357	$ 556,761
Inter-company sales	(27,377)	(25,752)	(69,275)	(122,404)
Net sales	$ 327,529	$ 59,746	$ 47,082	$ 434,357
Property, plant and equipment	$ 97,142	$ 30,123	$ 35,723	$ 162,988
Assets	$ 380,497	$ 339,518	$ 301,883	$ 1,021,898

2008	Asia	North America	Europe	Consolidated
Total sales	$ 346,023	$ 113,620	$ 28,328	$ 487,971
Inter-company sales	(25,056)	(27,153)	(2,977)	(55,186)
Net sales	$ 320,967	$ 86,467	$ 25,351	$ 432,785
Property, plant and equipment	$ 105,957	$ 31,213	$ 37,497	$ 174,667
Assets	$ 333,639	$ 406,456	$ 150,583	$ 890,678

The accounting policies of the operating entities are the same as those described in the summary of significant accounting policies. Sales are attributed to geographic areas based on the location of the subsidiaries producing the sales.

(Amounts in thousands except per share data)

Geographic Information - Revenues were derived from (billed to) customers located in the following countries. "All Others" represents countries with less than 10% of total revenues each:

2010		**Revenue**	**% of Total Revenue**
China	$	187,633	30.6%
Taiwan		141,388	23.1%
United States		134,911	22.0%
Korea		35,180	5.7%
Germany		31,704	5.2%
Singapore		24,468	4.0%
U.K.		24,337	4.0%
All others		33,265	5.4%
Total	$	612,886	100%

2009		Revenue	% of Total Revenue
China	$	131,914	30.4%
Taiwan		122,502	28.2%
United States		75,185	17.3%
Korea		27,223	6.3%
U.K.		17,926	4.1%
Germany		17,438	4.0%
Singapore		14,429	3.4%
All others		27,740	6.4%
Total	$	434,357	100%

2008		Revenue	% of Total Revenue
China	$	130,045	30.0%
Taiwan		118,577	27.4%
United States		85,906	19.8%
Korea		21,901	5.1%
Germany		17,021	3.9%
Singapore		14,852	3.3%
U.K.		12,821	3.0%
All others		31,662	7.3%
Total	$	432,785	100%

Major customers – No customer accounted for 10% or greater of the Company's total net sales in 2010, 2009 and 2008.

(Amounts in thousands except per share data)

NOTE 20 – COMMITMENTS

Operating leases – The Company leases offices, manufacturing plants and warehouses under operating lease agreements expiring through December 2015. Rental expense amounted to approximately $6.1 million, $6.2 million and $5.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Future minimum lease payments under non-cancelable operating leases at December 31, 2010 are:

2011	$ 5,906
2012	5,079
2013	3,764
2014	350
2015 and thereafter	43
	$ 15,142

Purchase commitments – The Company has entered into non-cancelable purchase contracts for capital expenditures, primarily for manufacturing equipment in China, for approximately $6.5 million at December 31, 2010.

Other commitments – During 2010, the Company announced an investment agreement with the Management Committee of the Chengdu Hi-Tech Industrial Development Zone (the "CDHT"). Under this agreement, the Company has agreed to form a joint venture with a Chinese partner, Chengdu Ya Guang Electronic Company Limited, to establish a semiconductor manufacturing facility for the purpose of providing surface mounted component production, assembly and testing, and integrated circuit assembly and testing in Chengdu, People's Republic of China. The Company initially will own at least 95% of the joint venture. The manufacturing facility will be developed in phases over a ten year period, and the Company is expected to contribute at least $47.5 million to the joint venture in installments during the first three years. The CDHT will grant the joint venture a fifty year land lease, provide temporary facilities for up to three years at a subsidized rent while the joint venture builds the manufacturing facility and provide corporate and employee tax incentives, tax refunds, subsidies and other financial support to the joint venture and its qualified employees. If the joint venture fails to achieve specified levels of investment, the investment agreement allows for a renegotiation as well as the option to repay a portion of such financial support. This is a long-term, multi-year project that will provide additional capacity once the Company has reached the maximum production capacity at its Shanghai facilities in the next few years.

(Amounts in thousands except per share data)

NOTE 21 – SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

		Quarter Ended			
		March 31	**June 30**	**Sept. 30**	**Dec. 31**
Fiscal 2010					
	Net sales	$ 136,847	$ 149,153	$ 163,120	$ 163,767
	Gross profit	47,783	53,467	60,977	62,643
	Net income attributable to common shareholders	14,958	16,647	21,162	23,967
	Earnings per share attributable to common shareholders				
	Basic	$ 0.34	$ 0.38	$ 0.48	$ 0.54
	Diluted	0.33	0.37	0.46	0.52

		Quarter Ended			
		March 31	June 30	Sept. 30	Dec. 31
Fiscal 2009					
	Net sales	$ 78,050	$ 103,898	$ 122,122	$ 130,287
	Gross profit	14,493	27,370	37,575	41,769
	Net income (loss) attributable to common shareholders	(10,766)	(2,953)	7,020	14,212
	Earnings (loss) per share attributable to common shareholders				
	Basic	$ (0.26)	$ (0.07)	$ 0.17	$ 0.33
	Diluted	(0.26)	(0.07)	0.16	0.32

Note: The sum of the quarterly earnings per share may not equal the full year amount, as the computations of the weighted average number of common shares outstanding for each quarter and for the full year are performed independently.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIODES INCORPORATED (Registrant)

By: /s/ Keh-Shew Lu — February 28, 2011
KEH-SHEW LU
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Richard D. White — February 28, 2011
RICHARD D. WHITE
Chief Financial Officer, Treasurer, and Secretary
(Principal Financial and Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Keh-Shew Lu, President and Chief Executive Officer, and Richard D. White, Chief Financial Officer, Treasurer, and Secretary, his true and lawful attorneys-in-fact and agents, with full power of substitution, to sign and execute on behalf of the undersigned and any and all amendments to this report, and to perform any acts necessary in order to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requested and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their or his or her substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 28, 2011.

/s/ Keh-Shew Lu
KEH-SHEW LU
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Richard D. White
RICHARD D. WHITE
Chief Financial Officer, Treasurer, and Secretary
(Principal Financial and Accounting Officer)

/s/ Raymond Soong
RAYMOND SOONG
Chairman of the Board of Directors

/s/ Michael R. Giordano
MICHAEL R. GIORDANO
Director

/s/ Keh-Shew Lu
KEH-SHEW LU
Director

/s/ Michael K.C. Tsai
MICHAEL K.C. TSAI
Director

/s/ C.H. Chen
C.H. CHEN
Director

/s/ L.P. Hsu
L.P. HSU
Director

/s/ John M. Stich
JOHN M. STICH
Director

INDEX TO EXHIBITS

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
2.1	Stock Purchase Agreement dated as of December 20, 2005, by and among DII Taiwan Corporation Ltd., Anachip Corporation, Lite-On Semiconductor Corporation, Shin Sheng Investment Limited and Sun Shining Investment Corp.	8-K	December 21, 2005	2.1	
2.2	Asset Purchase Agreement dated as of October 18, 2006, by and among DII Taiwan Corporation Ltd., APD Semiconductor, Inc. and Certain Shareholders Thereof, and entered into by the parties on October 19, 2006	8-K	October 24, 2006	2.1	
2.3	Amendment to the Asset Purchase Agreement, dated October 18, 2006, by and among Diodes Incorporated, DII Taiwan Corporation Ltd., APD Semiconductor, Inc. and APD Semiconductor (Asia) Inc., and entered into by the parties on October 19, 2006	8-K	October 24, 2006	2.2	
2.4	Second Amendment to Asset Purchase Agreement dated as of October 31, 2006, by and among Diodes Incorporated, DII Taiwan Corporation Ltd., APD Semiconductor, Inc. and APD Semiconductor (Asia) Inc.	8-K	November 7, 2006	2.1	
3.1	Certificate of Incorporation, as amended.	S-3	September 8, 2005	3.1	
3.2	Amended By-laws of the Company dated July 19, 2007	8-K	July 23, 2007	3.1	
4.1	Form of Certificate for Common Stock, par value $0.66 2/3 per share	S-3	August 25, 2005	4.1	
4.2	Form of Convertible Senior Notes due 2026	S-3	October 4, 2006	4.1	
4.3	Form of Indenture for the Convertible Senior Notes due 2026	S-3	October 4, 2006	4.3	
10.1 *	Company's 401(k) Plan - Adoption Agreement	10-K	March 31, 1995		
10.2 *	Company's 401(k) Plan - Basic Plan Documentation #03	10-K	March 31, 1995		
10.3 *	Company's Incentive Bonus Plan	S-8	May 9, 1994		
10.4 *	Company's 1993 Non-Qualified Stock Option Plan	S-8	May 9, 1994		
10.5 *	Company's 1993 Incentive Stock Option Plan	10-K	March 31, 1995		
10.6	KaiHong Compensation Trade Agreement for SOT-23 Product	10-Q/A	October 27, 1995	10.2	
10.7	KaiHong Compensation Trade Agreement for MELF Product	10-Q/A	October 27, 1995	10.3	
10.8	Lite-On Power Semiconductor Corporation Distributorship Agreement	10-Q	July 27, 1995	10.4	
10.9	Loan Agreement between the Company and FabTech Incorporated	10-K	April 1, 1996	10.16	
10.10	KaiHong Joint Venture Agreement between the Company and Mrs. J.H. Xing	10-K	April 1, 1996	10.17	
10.11	Quality Assurance Consulting Agreement between LPSC and Shanghai KaiHong Electronic Company, Ltd.	10-Q	August 14, 1996	10.18	
10.12	Guaranty Agreement between the Company and Shanghai KaiHong Electronic Co., Ltd.	10-K	March 26, 1997	10.21	
10.13	Guaranty Agreement between the Company and Xing International, Inc.	10-K	March 26, 1997	10.22	
10.14	Bank Guaranty for Shanghai KaiHong Electronic Co., LTD	10-Q	August 14,1998	10.25	
10.15	Consulting Agreement between the Company and J.Y. Xing	10-Q	November 13,1998	10.26	

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.16	Diodes-Taiwan Relationship Agreement for FabTech Wafer Sales	10-Q	August 11, 1999	10.28	
10.17	Volume Purchase Agreement dated as of October 25, 2000, between FabTech, Inc. and Lite-On Power Semiconductor Corporation	8-K	December 18, 2000	10.31	
10.18	Diodes Incorporated Building Lease – Third Amendment	10-Q	November 2, 2001	10.36	
10.19*	2001 Omnibus Equity Incentive Plan	DEF14A	April 27, 2001	B	
10.20	Sale and Leaseback Agreement between the Company and Shanghai Ding Hong Company, Ltd.	10-Q	May 15, 2002	10.46	
10.21	Lease Agreement between the Company and Shanghai Ding Hong Company, Ltd.	10-Q	May 15, 2002	10.47	
10.22	Lease Agreement for Plant #2 between the Company and Shanghai Ding Hong Electronic Equipment Limited	10-Q	August 9, 2004	10.52	
10.23	$5 Million Term Note with Union Bank	10-Q	August 9, 2004	10.53	
10.24	First Amendment To Amended And Restated Credit Agreement	10-Q	August 9, 2004	10.54	
10.25	Covenant Agreement between Union Bank and FabTech, Inc.	10-Q	August 9, 2004	10.55	
10.26	Amendment to The Sale and Lease Agreement dated as January 31, 2002 with Shanghai Ding Hong Electronic Co., Ltd.	10-Q	August 9, 2004	10.56	
10.27	Lease Agreement between Diodes Shanghai and Shanghai Yuan Hao Electronic Co., Ltd.	10-Q	August 9, 2004	10.57	
10.28	Supplementary to the Lease agreement dated as September 30, 2003 with Shanghai Ding Hong Electronic Co., Ltd.	10-Q	August 9, 2004	10.58	
10.29	Second Amendment to Amended and Restated Credit Agreement dated as of August 29, 2005, between Diodes Incorporated and Union Bank of California, N.A.	8-K	September 2, 2005	10.59	
10.30	Covenant Agreement dated as of August 29, 2005, between FabTech, Inc. and Union Bank of California, N.A.	8-K	September 2, 2005	10.60	
10.31	Revolving Note dated as of August 29, 2005, of Diodes Incorporated payable to Union Bank of California, N.A.	8-K	September 2, 2005	10.61	
10.32	Term Note dated as of August 29, 2005, of FabTech, Inc. payable to Union Bank of California, N.A.	8-K	September 2, 2005	10.62	
10.33	Security Agreement dated as of February 27, 2003, between the Company and Union Bank of California, N.A.	8-K	September 2, 2005	10.63	
10.34	Security Agreement dated as of February 27, 2003, between FabTech, Inc. and Union Bank of California, N.A.	8-K	September 2, 2005	10.64	
10.35	Continuing Guaranty dated as of December 1, 2000, between the Company and Union Bank of California, N.A.	8-K	September 2, 2005	10.65	
10.36	Continuing Guaranty dated as of December 1, 2000, between FabTech, Inc. and Union Bank of California, N.A.	8-K	September 2, 2005	10.66	
10.37*	Employment agreement between Diodes Incorporated and Dr. Keh-Shew Lu dated August 29, 2005	8-K	September 2, 2005	10.1	
10.38*	Employment agreement between Diodes Incorporated and Mark King, dated August 29, 2005	8-K	September 2, 2005	10.2	
10.39*	Employment agreement between Diodes Incorporated and Joseph Liu, dated August 29, 2005	8-K	September 2, 2005	10.3	
10.40*	Employment agreement between Diodes Incorporated and Carl Wertz, dated August 29, 2005	8-K	September 2, 2005	10.4	

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.41*	Form of Indemnification Agreement between Diodes and its directors and executive officers.	8-K	September 2, 2005	10.5	
10.42	Wafer purchase Agreement dated January 10, 2006 between Diodes Incorporated Taiwan Co., Ltd and Lite-on Semiconductor Corporation	8-K	January 12, 2006	2.1	
10.43	Supplementary to the Lease Agreement dated on September 5, 2004 with Shanghai Ding Hong Electronic Co., Ltd.	10-Q	May 10, 2006	10.14	
10.44	Supplementary to the Lease Agreement dated on June 28, 2004 with Shanghai Yuan Hao Electronic Co., Ltd.	10-Q	May 10, 2006	10.15	
10.45	Agreement on Application, Construction and Transfer of Power Facilities, dated as of March 15, 2006, between the Company and Shanghai Yahong Electronic Co., Ltd	10-Q	May 10, 2006	10.16	
10.46*	Amendment of 1993 Non-Qualified Stock Option Plan, the 1993 Incentive Stock Option Plan and the 2001 Equity Incentive Plan of the Company dated as of September 22, 2006	8-K	September 26, 2006	10.2	
10.47	Amended and Restated Lease Agreement dated as of September 1, 2006, between Diodes FabTech, Inc. with Townsend Summit, LLC	8-K	October 11, 2006	10.1	
10.48	Agreement on purchase of office building located in Taiwan dated April 14, 2006, between Diodes Taiwan and First International Computer, Inc.	8-K	October 11, 2006	10.2	
10.49*	Deferred Compensation Plan effective January 1, 2007	8-K	January 8, 2007	99.1	
10.50	A Supplement dated January 1, 2007 to the Lease Agreement on Disposal of Waste and Scraps between Diodes Shanghai and Shanghai Yuan Hao Electronic Co., Ltd.	10-K	February 29, 2008	10.50	
10.51	A Supplement dated January 1, 2007 to the Lease Agreement on Disposal of Waste and Scraps between Diodes China and Shanghai Ding Hong Electronic Co., Ltd	10-K	February 29, 2008	10.51	
10.52	Plating Process Agreement made and entered into among Diodes China, Diodes Shanghai, Shanghai Ding Hong Electronic Co., Ltd. and Shanghai Micro-Surface Co., Ltd.	10-K	February 29, 2008	10.52	
10.53	Supplementary Agreement dated December 31, 2007 to the Lease Agreement dated June, 28, 2004 for Leasing Diodes Shanghai New Building's Fourth and Fifth Floor between Diodes Shanghai and Shanghai Yuan Hao Electronic Co., Ltd.	10-K	February 29, 2008	10.53	
10.54	Accommodation Building Fourth and Fifth Floor Lease Agreement dated December 31, 2007 between Diodes Shanghai and Shanghai Ding Hong Electronic Co., Ltd.	10-K	February 29, 2008	10.54	
10.55	Consulting Agreement between the Company and Mr. M.K. Lu.	10-K	February 29, 2008	10.55	
10.56	Foreign Exchange Agreement dated as of April 3, 2008, between Union Bank of California, N.A. and Diodes FabTech, Inc.	8-K	April 4, 2008	99.2	
10.57	Escrow Agreement dated as of April 3, 2008, among Diodes FabTech, Inc., UBS Limited and Union Bank of California, N.A.	8-K	April 4, 2008	99.4	
10.58	Irrevocable Standby Letter of Credit dated as of March 31, 2008, issued by UBS Financial Services Inc. (incorporated by reference to Exhibit 99.1 to Form 8-K filed with the Commission on April 4, 2008).	10-Q	May 12, 2008	10.1	
10.59	Fourth Amendment to Amended and Restated Credit Agreement dated as of March 28, 2008, between Diodes Incorporated and Union Bank of California, N.A. (incorporated by reference to Exhibit 99.3 to Form 8-K filed with the Commission on April 4, 2008).	10-Q	May 12, 2008	10.2	

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.60	Continuing Guaranty Agreement dated April 3, 2008, between Diodes Incorporated and Union Bank of California N.A. (incorporated by reference to Exhibit 99.5 to Form 8-K filed with the Commission on April 4, 2008).	10-Q	May 12, 2008	10.3	
10.61	Guaranty Agreement dated March 28, 2008, between Diodes Incorporated and UBS Financial Services, Inc. (incorporated by reference to Exhibit 99.6 to Form 8-K filed with the Commission on April 4, 2008).	10-Q	May 12, 2008	10.4	
10.62	Addendum to Guaranty Agreement dated March 28, 2008, between Diodes Incorporated and UBS Financial Services, Inc. (incorporated by reference to Exhibit 99.7 to Form 8-K filed with the Commission on April 4, 2008).	10-Q	May 12, 2008	10.5	
10.63	Client's Agreement dated March 28, 2008, between Diodes Incorporated and UBS Financial Services, Inc. (incorporated by reference to Exhibit 99.8 to Form 8-K filed with the Commission on April 4, 2008).	10-Q	May 12, 2008	10.6	
10.64	Addendum to Client's Agreement dated March 28, 2008, between Diodes Incorporated and UBS Financial Services, Inc. (incorporated by reference to Exhibit 99.9 to Form 8-K filed with the Commission on April 4, 2008).	10-Q	May 12, 2008	10.7	
10.65	Terms and Conditions For Irrevocable Standby Letter of Credit dated March 28, 2008, between Diodes Incorporated and UBS Financial Services, Inc. (incorporated by reference to Exhibit 99.10 to Form 8-K filed with the Commission on April 4, 2008).	10-Q	May 12, 2008	10.8	
10.66	Addendum to Terms and Conditions For Irrevocable Standby Letter of Credit dated March 28, 2008, between Diodes Incorporated and UBS Financial Services, Inc.	10-Q	May 12, 2008	10.9	
10.67	Implementation Deed dated April 2008, between Diodes Incorporated and Zetex plc.	10-Q	May 12, 2008	10.10	
10.68	Revolving note dated as of March 28, 2008, of Diodes Incorporated payable to Union Bank of California, N.A.	10-Q	May 12, 2008	10.11	
10.69	Contract for the Purchase and Sale of Real Estate dated May 6, 2008, between Diodes Incorporated and West Plano Land Company, LP.	10-Q	August 11, 2008	10.1	
10.70	Service Agreement between Diodes Zetex Limited and Colin Keith Greene, dated June 30, 2008.	10-Q	August 11, 2008	10.2	
10.71	Side Letter to the Service Agreement between Diodes Zetex Limited and Hans Rohrer, dated July 11, 2008.	10-Q	August 11, 2008	10.3	
10.72	Amendment to the Addendum to Client's Agreement and Terms and Conditions for Irrevocable Standby Letter of Credit, dated June 9, 2008, between Diodes Incorporated and UBS Financial Services, Inc.	8-K	June 13, 2008	99.1	
10.73	Fourth Floor of the Accommodation Building Lease Agreement dated January 1, 2008, between Shanghai Kai Hong Technology Co., Ltd. and Shanghai Ding Hong Electronic Co., Ltd.	10-Q	August 11, 2008	10.5	
10.74	Factory Building Lease Agreement dated March 1, 2008 between Shanghai Kai Hong Technology Co., Ltd. and Shanghai Yuan Hao Electronic Co. Ltd.	10-Q	August 11, 2008	10.6	

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.75	Second Amendment to Addendum to Client's Agreement and Terms and Conditions For Irrevocable Standby Letter of Credit dated October 2, 2008, between Diodes Incorporated and UBS Financial Services, Inc.	8-K	October 10, 2008	99.1	
10.76	Acceptance Form, Offering Letter and Current Rate and Dividend Information on UBS' Offer Relating to Auction Rate Securities Settlement with Diodes Incorporated dated as of October 8, 2008, issued by UBS Financial Services Inc.	8-K	November 4, 2008	99.1	
10.77	Credit Line Account Application and Agreement for Organization and Businesses dated as of November 4, 2008, between Diodes Incorporated and UBS Bank USA	8-K	November 4, 2008	99.2	
10.78	Addendum to Credit Line Account Application and Agreement dated as of November 4, 2008, between Diodes Incorporated and UBS Bank USA	8-K	November 4, 2008	99.3	
10.79	Union Bank Credit Line Maturity Date Extension	10-Q	November 7, 2008	10.1	
10.80	Supplemental Agreement to the Factory Building Lease Agreement dated as of August 11, 2008 between Shanghai Kai Hong Technology Electronic Co., Ltd. and Shanghai Yuan Hao Electronic Co., Ltd.	10-Q	November 7, 2008	10.2	
10.81	DSH #2 Building Lease Agreement dated as of August 11, 2008 between Shanghai Kai Hong Technology Electronic Co., Ltd. and Shanghai Yuan Howe Electronics Co., Ltd.	10-Q	November 7, 2008	10.3	
10.82	Letter agreement dated as of November 17, 2008 extending the maturity date of the Company's revolving line of credit as stated in the Amended and Restated Credit Agreement dated as of March 28, 2008, between Diodes Incorporated and Union Bank of California, N.A.	8-K	January 23, 2009	99.2	
10.83	Distributorship Agreement dated November 1, 2008 between Shanghai Kai Hong Technology Co., Ltd. and Shanghai Keylink Logistic Co., Ltd.	10-K	February 26, 2009	10.83	
10.84	Lease Facility Safety Management Agreement dated December 31, 2008 between Shanghai Kai Hong Technology Co., Ltd. and Shanghai Yuan Howe Electronic Co., Ltd.	10-K	February 26, 2009	10.84	
10.85	Abbreviated Standard Form of Agreement between Owner and Architech dated August 25, 2008 between Corgan Associates, Inc. and Diodes Incorporated	10-K	February 26, 2009	10.85	
10.86	1969 Incentive Bonus Plan, amended December 22, 2008	10-K	February 26, 2009	10.86	
10.87	Diodes Incorporated 2001 Omnibus Equity Incentive Plan, amended December 22, 2008	10-K	February 26, 2009	10.87	
10.88	Diodes Incorporated Deferred Compensation Plan Effective January 1, 2007, amended December 22, 2008	10-K	February 26, 2009	10.88	
10.89	Second Supplemental Agreement to the Factory Building Lease Agreement dated August 19, 2009 between Shanghai Kai Hong Technology Co., Ltd. And Shanghai Yuan Hao Electronic Co., Ltd.	10-Q	November 16, 2009	10.1	
10.90	Employment Agreement dated as of September 22, 2009, between the Company and Keh-Shew Lu	8-K	September 28, 2009	99.1	

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.91***	Stock Award Agreement dated as of September 22, 2009, between the Company and Keh-Shew Lu	8-K	September 28, 2009	99.3	
10.92***	Exchange Agreement dated September 28, 2009, between the Company and an institutional holder	8-K	October 2, 2009	10.1	
10.93	Exchange Agreement dated June 9, 2009, between Diodes Incorporated and Acqua Wellington Opportunity, Ltd.	8-K	June 15, 2009	10.1	
10.94	Consulting Agreement dated January 1, 2009, between Diodes Incorporated and Keylink International (B.V.I.) Co., Ltd.	10-Q	May 8, 2009	10.1	
10.95	Amended Appendix to the Plating Agreement dated February 11, 2009, among Shanghai Kai Hong Electronic Co., Ltd., Diodes Shanghai Co., Ltd., Shanghai Ding Hong Electronic Co., Ltd. and Shanghai Micro-Surface Co., Ltd.	10-Q	May 8, 2009	10.2	
10.96	Amendment to the Exhibit 1 of the Distributorship Agreement dated March 27, 2009, between Shanghai Kai Hong Technology Co., Ltd. and Shanghai Keylink Logistic Co., Ltd.	10-Q	May 8, 2009	10.3	
10.97	Power Facility Construction Agreement dated October 29, 2009 between Shanghai Kai Hong Technology Co., Ltd. and Shanghai Yuan Hao Electronic Co., Ltd.	10-K	March 1, 2010	10.97	
10.98	First Amendment to the DSH #2 Building Lease Agreement dated December 31, 2009 between Shanghai Kai Hong Technology Electronic Co. Ltd. and Shanghai Yuan Howe Electronics Co., Ltd.	10-K	March 1, 2010	10.98	
10.99	Amendment, dated March 31, 2010, to the Credit Agreement among the Company, Diodes Zetex Limited and Bank of America, N.A.	10-Q	May 7, 2010	10.1	
10.100	Construction Project Contract between Shanghai Kai Hong Technology Electronic Co., Ltd. and Shanghai Yuan Howe Electronic Co., Ltd.	10-Q	May 7, 2010	10.2	
10.101	Third Floor of the Accommodation Building Lease Agreement, dated April 12, 2010, between Shanghai Kai Hong Technology Co., Ltd. and Shanghai Ding Hong Electronic Co., Ltd.	10-Q	May 7, 2010	10.3	
10.102	First Amendment to Credit Agreement, dated July 16, 2010, among the Company, Diodes Zetex Limited and Bank of America, N.A.	10-Q	August 6, 2010	10.1	
10.103******	Credit Agreement, dated November 25, 2009, by and among the Company, Diodes Zetex Limited and Bank of America, N.A.	10-Q	August 6, 2010	10.2	
10.104	Second Floor of the Accommodation Building Lease Agreement, dated September 1, 2010, between Shanghai Kaihong Technology Company Limited and Shanghai Ding Hong Electronic Company Limited.	10-Q	November 9, 2010	10.1	
10.105	Security Guards Transfer Memorandum of Understanding, dated September 1, 2010, between Diodes Shanghai Company Limited and Shanghai Yuan Hao Electronic Company Limited.	10-Q	November 9, 2010	10.2	
10.106***	Investment Cooperation Agreement effective as of September 10, 2010, between Diodes Hong Kong Holding Company Limited and the Management Committee of the Chengdu Hi-Tech Industrial Development Zone.	8-K	September 16, 2010		
10.107***	Supplementary Agreement to the Investment Cooperation Agreement effective as of September 10, 2010, between Diodes Hong Kong Holding Company Limited and the Management Committee of the Chengdu Hi-Tech Industrial Development Zone.	8-K	September 16, 2010		
10.108***	Joint Venture Agreement effective as of November 5, 2010 between Diodes Hong Kong Holding Company Limited and Chengdu Ya Guang Electronic Company Limited.	8-K	November 12, 2010		

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.109	Joint Venture Agreement Supplement Concerning the Establishment of Diodes Technology (Chengdu) Company Limited effective as of November 5, 2010, between Diodes Hong Kong Holding Company Limited and Chengdu Ya Guang Electronic Company Limited.	8-K	November 12, 2010		
10.110	Second Amendment to Credit Agreement, dated November 24, 2010, among the Company, Diodes Zetex Limited and Bank of America, N.A.	8-K	December 1, 2010		
10.111	Third Amendment to Credit Agreement, dated February 9, 2011, among the Company, Diodes Zetex Limited and Bank of America, N.A.	8-K	February 9, 2011		
10.112	Second Amendment to the DSH #2 Building Lease Agreement, dated November 15, 2010, between Shanghai Kaihong Technology Electronic Company Limited and Shanghai Yuan Howe Electronics Company Limited.	10-K		10.112	X
10.113	Power Facility Expansion Construction Contract, dated January 24, 2011, between Shanghai Kaihong Technology Electronic Company Limited and Shanghai Yuan Howe Electronics Company Limited.	10-K		10.113	X
14**	Code of Ethics for Chief Executive Officer and Senior Financial Officers**				
18.1	Preferability letter from independent accountants regarding change in accounting principle	10-Q	November 7, 2008	18.1	
21	Subsidiaries of the Registrant				X
23.1	Consent of Independent Registered Public Accounting Firm				X
31.1	Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1****	Certification Pursuant to 18 U.S.C. adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2****	Certification Pursuant to 18 U.S.C. adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101.INS*****	XBRL Instance Document				
101.SCH*****	XBRL Taxonomy Extension Schema				
101.CAL*****	XBRL Taxonomy Extension Calculation Linkbase				
101.LAB*****	XBRL Taxonomy Extension Labels Linkbase				
101.PRE*****	XBRL Taxonomy Extension Presentation Linkbase				

INDEX TO EXHIBITS (continued)

*Constitute management contracts, or compensatory plans or arrangements, which are required to be filed pursuant to Item 601 of Regulation S-K.

** Provided in the Corporate Governance portion of the Investor Relations section of the Company's website at http://www.diodes.com.

*** Confidential treatment has been requested with respect to the omitted portions of these exhibits, which portions have been filed separately with the Securities and Exchange Commission.

****A certification furnished pursuant to Item 601 of the Regulation S-K will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

*****Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

******This exhibit supersedes the exhibit 10.1 to the Form 8-K that was filed on December 2, 2009.

PLEASE NOTE: It is inappropriate for investors to assume the accuracy of any covenants, representations or warranties that may be contained in agreements or other documents filed as exhibits to this Annual Report on Form 10-K. In certain instances the disclosure schedules to such agreements or documents contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants. Moreover, some of the representations and warranties may not be complete or accurate as of a particular date because they are subject to a contractual standard of materiality that is different from those generally applicable to stockholders and/or were used for the purpose of allocating risk among the parties rather than establishing certain matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Incorporated Location	Holding Company (1) or Subsidiary (2)	Percentage Owned
Diodes Taiwan Inc.	Taiwan	2	100%
Shanghai Kai Hong Electronic Co., Ltd.	China	2	95%
Diodes FabTech Inc.	Delaware	2	100%
Diodes Hong Kong Limited	Hong Kong	2	100%
Shanghai Kai Hong Technology Co., Ltd.	China	2	95%
Diodes (Shanghai) Investment Company Limited	China	1	100%
Diodes Technology (Chengdu) Company Limited	China	2	95%
Diodes Kaihong (Shanghai) Electronic Technology Company Limited	China	2	100%
Diodes International B.V.	Netherlands	1	100%
Diodes Hong Kong Holding Company Limited	Hong Kong	1	100%
Diodes Germany GmbH	Germany*	2	100%
Diodes United Kingdom Limited	United Kingdom*	2	100%
Diodes Korea Inc.	Korea	2	100%
Diodes France SARL	France	2	100%
Diodes Zetex Hong Kong Limited	Hong Kong	2	100%
Diodes Investment Company	Delaware	1	100%
Diodes Holdings UK Limited	United Kingdom	1	100%
Diodes Zetex Semiconductors Limited	United Kingdom	2	100%
Diodes Zetex Neuhaus GmbH	Germany	2	100%
Diodes Zetex GmbH	Germany	2	100%
Zetex Inc.	New York*	2	100%
Zetex Chengdu Electronics Limited	China	2	32.64%
Diodes Zetex (Asia) Limited	Hong Kong	2	100%
Diodes Zetex UK Limited	United Kingdom	2	100%
Diodes Zetex Limited	United Kingdom	2	100%
Diodes Zetex Asia Pacific Limited	British Virgin Island*	2	100%
Diodes Zetex Asia Pacific Ventures Limited	British Virgin Island*	2	100%
Diodes Chinatex Limited	British Virgin Island*	2	100%
Diodes Zetex Procurement AP Limited	Hong Kong*	2	100%
Diodes Torus Network Products Limited	United Kingdom*	2	100%
Diodes Knaves Beech Securities Limited	United Kingdom*	2	100%
Diodes Seal Semiconductors Limited	United Kingdom*	2	100%
Diodes Fast Analog Solutions Limited	United Kingdom*	2	100%
Diodes Zetex Investment Limited	United Kingdom*	2	100%
Telemetrix Share Scheme Trustees Limited	United Kingdom*	2	100%
Diodes Telemetrix Investments Limited	United Kingdom*	2	100%
Diodes Telemetrix Securities Limited	United Kingdom*	2	100%
Diodes Westward Technology Limited	United Kingdom*	2	100%

*Dormant subsidiary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Diodes Incorporated of our report dated February 28, 2011, with respect to the consolidated balance sheets of Diodes Incorporated and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2010, and our same report, with respect to the Company's internal control over financial reporting as of December 31, 2010, which report appears in this Annual Report (Form 10-K) for the year ended December 31, 2010:

- Registration Statement on Form S-8 (No. 333-78716) pertaining to the Incentive Bonus Plan and 1993 Non-Qualified Stock Option Plan of Diodes Incorporated;
- Registration Statements on Form S-8 (Nos. 333-106775 and 333-124809) pertaining to the 2001 Omnibus Equity Incentive Plan of Diodes Incorporated; and
- Registration Statement on Form S-3 (No. 333-137803) pertaining to convertible senior notes and common stock issuable by Diodes Incorporated.

/s/ Moss Adams LLP
Los Angeles, California
February 28, 2011

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, **Keh-Shew Lu**, certify that:

1. I have reviewed this Annual Report on Form 10-K of Diodes Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Keh-Shew Lu
Keh-Shew Lu
Chief Executive Officer
Date: February 28, 2011

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, **Richard D. White**, certify that:

1. I have reviewed this Annual Report on Form 10-K of Diodes Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Richard D. White
Richard D. White
Chief Financial Officer
Date: February 28, 2011

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. 1350 ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Annual Report on Form 10-K for the twelve-month period ended December 31, 2010 of Diodes Incorporated (the "Company") fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in such report.

Very truly yours,

/s/ Keh-Shew Lu
Keh-Shew Lu
Chief Executive Officer
Date: February 28, 2011

A signed original of this written statement required by Section 906 has been provided to Diodes Incorporated and will be retained by Diodes Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. 1350 ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Annual Report on Form 10-K for the twelve-month period ended December 31, 2010 of Diodes Incorporated (the "Company") fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in such report.

Very truly yours,

/s/ Richard D. White
Richard D. White
Chief Financial Officer
Date: February 28, 2011

A signed original of this written statement required by Section 906 has been provided to Diodes Incorporated and will be retained by Diodes Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

End of Form 10-K

Additional Information

CONSOLIDATED RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

(in thousands, except per share data)
(unaudited)

	For the year ended December 31,				
	2010	2009	2008	2007	2006
GAAP net income - common stockholders	$ 76,733	$ 7,513	$ 28,239	$ 53,754	$ 47,116
GAAP earnings per share - common stockholders Diluted	$ 1.68	$ 0.17	$ 0.66	$ 1.27	$ 1.14
Adjustments to reconcile net income - common stockholders to adjusted net income - common stockholders, net of tax:					
Amortization of acquisition related intangible assets	3,186	3,357	2,668	-	-
Gain on sale of assets	(1,176)	-	-	-	-
Impairment of long-lived assets	89	-	-	-	-
Amortization of debt discount	4,976	5,064	6,521	6,997	1,404
Forgiveness of debt	(915)	(1,257)	-	-	-
Restructuring	-	(526)	3,026	936	-
Gain on extinguishment of debt	-	(710)	(9,575)	-	-
Taxes on repatriation of foreign earnings	-	10,631	-	-	-
Inventory valuations and depreciation adjustments	-	-	2,514	-	-
In-process research and development	-	-	7,866	-	-
Non-cash currency hedge loss	-	-	970	-	-
Adjusted net income - common stockholders (Non-GAAP)	$ 82,894	$ 24,072	$ 42,229	$ 61,687	$ 48,520
Diluted shares used in computing earnings per share	45,546	43,449	42,638	42,331	41,502
Adjusted earnings per share - common stockholders (Non-GAAP) Diluted	$ 1.82	$ 0.55	$ 0.99	$ 1.46	$ 1.17

ADJUSTED NET INCOME

This measure consists of generally accepted accounting principles ("GAAP") net income, which is then adjusted solely for the purpose of adjusting for amortization of acquisition related intangible assets, amortization of debt discount, impairment of long-lived assets, gain on sale of assets, restructuring costs, gain on extinguishment of debt, forgiveness of debt, taxes on repatriation of foreign earnings, inventory valuations and depreciation adjustments, in-process research and development and non-cash currency hedge loss. Excluding impairment of long-lived assets, gain on sale of assets, restructuring costs, gain on extinguishment of debt, forgiveness of debt, taxes on repatriation of foreign earnings, inventory valuations and depreciation adjustments, in-process research and development and non-cash currency hedge loss provides investors with a better depiction of the Company's operating results and provides a more informed baseline for modeling future earnings expectations. Excluding the amortization of acquisition related intangible assets and amortization of debt discount allows for comparison of the Company's current and historic operating performance. The Company excludes the above listed items to evaluate the Company's operating performance, to develop budgets, to determine incentive compensation awards and to manage cash expenditures. Presentation of the above non-GAAP measures allows investors to review the Company's results of operations from the same viewpoint as the Company's management and Board of Directors. The Company has historically provided similar non-GAAP financial measures to provide investors an enhanced understanding of its operations, facilitate investors' analyses and comparisons of its current and past results of operations and provide insight into the prospects of its future performance. The Company also believes the non-GAAP measures are useful to investors because they provide additional information that research analysts use to evaluate semiconductor companies. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results and may differ from measures used by other companies. The Company recommends a review of net income on both a GAAP basis and non-GAAP basis be performed to get a comprehensive view of the Company's results. The Company provides a reconciliation of GAAP net income to non-GAAP adjusted net income.

CONSOLIDATED RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

(in thousands, except per share data)

(unaudited)

ADJUSTED EARNINGS PER SHARE

This non-GAAP financial measure is the portion of the Company's GAAP net income assigned to each share of stock, excluding amortization of acquisition related intangible assets, amortization of debt discount, impairment of long-lived assets, gain on sale of assets, restructuring costs, gain on extinguishment of debt, forgiveness of debt, taxes on repatriation of foreign earnings, inventory valuations and depreciation adjustments, in-process research and development and non-cash currency hedge loss. Excluding impairment of long-lived assets, gain on sale of assets, restructuring costs, gain on extinguishment of debt, forgiveness of debt, taxes on repatriation of foreign earnings, inventory valuations and depreciation adjustments, in-process research and development and non-cash currency hedge loss provides investors with a better depiction of the Company's operating results and provides a more informed baseline for modeling future earnings expectations, as described in further detail above. Excluding the amortization of acquisition related intangible assets and amortization of debt discount allows for comparison of the Company's current and historic operating performance, as described in further detail above. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results and may differ from measures used by other companies. The Company recommends a review of diluted earnings per share on both a GAAP basis and non-GAAP basis be performed to obtain a comprehensive view of the Company's results. Information on how these share calculations are made is included in the reconciliation table provided.

FREE CASH FLOW (FCF)

FCF is a non-GAAP financial measure, which is calculated by subtracting capital expenditures from cash flow from operations. FCF represents the cash and cash equivalents that we are able to generate after taking into account cash outlays required to maintain or expand property, plant and equipment. FCF is important because it allows us to pursue opportunities to develop new products, make acquisitions and reduce debt.

For detailed explanation of the above non-GAAP adjustments to reconcile net income to adjusted net income, see "Item 2.02. Results of Operations and Financial Condition," on Form 8-K filed February 15, 2010.

CORPORATE INFORMATION

BOARD OF DIRECTORS

RAYMOND SOONG [2C, 3C, 4]
Chairman of the Board, *Diodes Incorporated*
Chairman of the Board,
Lite-On Technology Corporation
Director since 1993

C.H. CHEN [4C]
Vice Chairman, *Diodes Incorporated*
Vice Chairman,
Lite-On Semiconductor Corporation
Director since 2000

MICHAEL R. GIORDANO [1CF]
Senior Vice President,
UBS Financial Services, Inc.
Director since 1990

L.P. HSU [1, 2]
Chairman, *Philips Taiwan Quality Foundation*
Director since 2007

DR. KEH-SHEW LU [4]
President & Chief Executive Officer,
Diodes Incorporated
Retired, Senior Vice President,
Texas Instruments, Inc.
Director since 2001

JOHN M. STICH [1, 3]
Honorary Consul General of Japan at Dallas
Retired, Chief Marketing Officer,
Texas Instruments, Inc.—Japan
Director since 2000

MICHAEL K.C. TSAI [2, 3]
Chairman, *Maxchip Electronics Corporation*
Director since 2010

1— Audit Committee Member
2—Compensation Committee Member
3—Governance and Stockholder Relations Committee Member
4—Risk Oversight Committee Member
C—Committee Chair
F—Financial Expert

EXECUTIVE OFFICERS

DR. KEH-SHEW LU
President & Chief Executive Officer
Employee since 2005

RICHARD D. WHITE
Chief Financial Officer,
Secretary & Treasurer
Employee since 2006

MARK A. KING
Senior Vice President, Sales & Marketing
Employee since 1991

COLIN GREENE
Europe President and Vice President,
Europe Sales & Marketing
Employee since 2008

JULIE HOLLAND
Vice President, Worldwide Analog Products
Employee since 2008

JOSEPH LIU
Senior Vice President, Operations
Employee since 1990

HANS ROHRER
Senior Vice President,
Business Development

EDMUND TANG
Vice President, Corporate Administration
Employee since 2006

FRANCIS TANG
Vice President, Worldwide Discrete Products
Employee since 2005

SHAREHOLDER INFORMATION

Diodes Incorporated Common Stock is listed on the NASDAQ Global Select Market (NASDAQ-GS: **DIOD**).

Calendar Quarter Ended	Closing Sales Price of Common Stock	
2010	High	Low
Fourth Quarter	$27.90	$17.10
Third Quarter	19.60	14.61
Second Quarter	24.68	15.87
First Quarter	23.09	16.68
2009	High	Low
Fourth Quarter	$20.87	$15.47
Third Quarter	21.83	15.11
Second Quarter	16.32	11.24
First Quarter	11.27	5.59

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K and other publicly filed reports, as filed with the United States Securities and Exchange Commission, are available at www.diodes.com or www.sec.gov or upon request of:

INVESTOR RELATIONS

SHELTON GROUP
Contact: Leanne Sievers
19800 MacArthur Blvd., Suite 300
Irvine, California 92612
T: 949-224-3874
F: 949-224-3872
Email: LSievers@Sheltongroup.com or Diodes-Fin@Diodes.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MOSS ADAMS LLP
11766 Wilshire Blvd., Suite 900
Los Angeles, California 90025

TRANSFER AGENT & REGISTRAR

CONTINENTAL STOCK TRANSFER & TRUST COMPANY
17 Battery Place, 8th Floor
New York, New York 10004
T: 212-509-4000

GENERAL COUNSEL

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
333 S. Hope Street, 42nd Floor
Los Angeles, California 90071-1448

FINANCIAL INFORMATION ONLINE

World Wide Web users can access Company information on the Diodes Incorporated Investor page at www.diodes.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



DIODES INCORPORATED
Corporate Headquarters—Americas Sales
15660 Dallas Parkway, Suite 850
Dallas, Texas 75248
T: 972-385-2810

ASIA SALES
Taipei, Taiwan
Shanghai, China
Shenzhen, China
Gyeonggi-do, Korea

EUROPE SALES
Munich, Germany

MANUFACTURING FACILITIES
Shanghai, China (2)
Kansas City, Missouri
Oldham, United Kingdom
Neuhaus, Germany


UL
REGISTERED FIRM

Diodes Incorporated
Registered to UL DQS
Certificate Registration No. 10002233 QM08

www.diodes.com

NASDAQ-GS: DIOD